EXHIBIT 99.1
YAMANA GOLD INC.

ANNUAL INFORMATION FORM
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

March 30, 2020

200 Bay Street, Suite 2200
Royal Bank Plaza, North Tower
Toronto, Ontario M5J 2J3

EXHIBIT 99.1
ITEM 1
INTRODUCTORY NOTES

Cautionary Note Regarding Forward-Looking Statements

This annual information form contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company (as defined herein), information contained herein constitutes forward-looking statements, including, but not limited to, any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. In particular, forward looking information included in this annual information form includes, without limitation, statements with respect to:

•the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;
•the Company’s plans to continue building on its base of significant gold and silver production, development stage properties, exploration properties and land positions in Canada, Brazil, Chile, and Argentina through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas;
•Yamana’s expectations relating to the performance of its mineral properties;
•the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below);
•the timing and amount of estimated future production;
•the estimation of the life of mine of Yamana’s projects;
•the timing and amount of estimated future capital and operating costs;
•the costs and timing of exploration and development activities;
•the Company’s expectation regarding the timing and impacts of the proposed integration of the Agua Rica Project and the Alumbrera Mine and timing of the feasibility study;
•expectations regarding the effects of the COVID-19 outbreak, the temporary suspension of operations at the Canadian Malartic Mine, Cerro Moro Mine and Agua Rica Project, and the return to operations following the lifting of the temporary restrictions;
•expectations regarding the timing and consummation of the Royalty Sale Transaction (as defined below), including whether conditions to the consummation of the Royalty Sale Transaction will be satisfied and the timing for completion of the Royalty Sale Transaction, anticipated benefits of the Royalty Sale Transaction, and expectations regarding the composition and performance of Nomad’s portfolio of assets;
•the impact of proposed optimizations at the Company’s projects;
•the effect of government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;
•the impact of the new mining law in Brazil and the Argentina export tax;
•the Company’s investments and development of infrastructure improvements to enhance community relations in the locations where it operates and the further development of the Company’s social responsibility programs;
•the payment of any future dividends;
•the outcome of any current or pending litigation against the Company; and
•the outcome of any current or pending tax assessments involving the Company.

Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors, including the evolving impact of the COVID-19 outbreak, that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the impact of general domestic and foreign business, economic and political conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, the Argentine peso, and the Canadian dollar versus the United States dollar), interest rates, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in Mineral Reserves (as defined herein) and Mineral Resources (as defined herein), and risks related to acquisitions and/or dispositions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames,

EXHIBIT 99.1
risks associated with infectious diseases, including COVID-19, nature and climatic condition risks, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, potential impairment charges, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, including but not limited to, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, environmental and government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, vulnerability of information systems and risks related to global financial conditions, as well as those risk factors discussed or referred to herein and in the Company’s annual management’s discussion and analysis filed with the securities regulatory authorities in all provinces of Canada and available under the Company’s SEDAR profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources

This annual information form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “Mineral Reserve”, “Proven Mineral Reserve”, “Probable Mineral Reserve”, “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this annual information form, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Currency Presentation and Exchange Rate Information

This annual information form contains references to both United States dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars. Canadian dollars are referred to as “Canadian dollars” or “C$”, Brazilian reais are referred to as “R$”, Chilean pesos are referred to as “CLP” and Argentinean pesos are referred to as “AR$”.

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for the years ended December 31, 2019, December 31, 2018, December 31, 2017 and December 31, 2016 based on the closing rate reported by the Bank of Canada, were as follows:

Year-Ended December 31
	2019	2018	2017	2016
Closing	C$1.2988	C$1.3642	C$1.2545	C$1.34
High	C$1.3600	C$1.3642	C$1.3743	C$1.46
Low	C$1.2988	C$1.2288	C$1.2128	C$1.25
Average(1)	C$1.3269	C$1.2957	C$1.2986	C$1.32
(1) Calculated as an average of the daily close rates for each period.

On March 27, 2020, the Bank of Canada daily rate of exchange was $1.00 = C$1.4056 or C$1.00 = $0.7114.

EXHIBIT 99.1
ITEM 2
CORPORATE STRUCTURE

Yamana Gold Inc. (the “Company” or “Yamana”) was formed on July 30, 2003 when, pursuant to Articles of Amendment, the name of the Company was changed from Yamana Resources Inc. to its current name and on August 12, 2003, pursuant to a reverse stock split, the issued and outstanding common shares of the Company was consolidated on the basis of one new common share for 27.86 existing common shares. Prior to these corporate actions, and a concurrent reverse takeover of certain assets, the Company was an inactive shell corporation whose previous history was mostly limited to exploration activities. In an effort to streamline its corporate structure, effective January 1, 2020, the Company completed a vertical short form amalgamation with its wholly owned subsidiary, Yamana Malartic Canada Inc., pursuant to Articles of Amalgamation and through which the securities of the Company were not affected. The Company is continued under the Canada Business Corporations Act by Articles of Continuance, dated February 7, 1995. On February 7, 2001, pursuant to Articles of Amendment, a maximum of 8,000,000 first preference shares, Series 1 was authorized none of which are outstanding.

The Company’s head office is located at 200 Bay Street, Royal Bank Plaza, North Tower, Suite 2200, Toronto, Ontario M5J 2J3 and its registered office is located at 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2.

The corporate chart that follows on the next page illustrates the Company’s principal subsidiaries (collectively, the “Subsidiaries”) as of March 30, 2020, together with the jurisdiction of incorporation of each company and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Company. As used in this annual information form, except as otherwise required by the context, reference to the “Company” or “Yamana” means Yamana Gold Inc. and the Subsidiaries.

1 On March 7, 2019, the Company announced that it had signed an integration agreement with the owners of Minera Alumbrera Limited (“Alumbrera”) pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Alumbrera, which integration would result in the Company owning 56% of the integrated project.

EXHIBIT 99.1
ITEM 3
GENERAL DEVELOPMENT OF THE BUSINESS

Overview of Business

Yamana is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

The Company’s portfolio includes five operating gold mines and various advanced and near development stage projects and exploration properties in Canada, Brazil, Chile, and Argentina. Yamana operates its mines and projects under common corporate oversight. Within this structure Jacobina, El Peñón and Canadian Malartic are the Company’s material producing mines and among the largest contributors to operating cash flow.

Set out below is a list of Yamana’s main properties and mines:

Material Producing Mines

•Jacobina Mining Complex (Brazil)
•El Peñón Mine (Chile)
•Canadian Malartic Mine (Canada) – 50% indirect interest
Other Producing Mines

•Cerro Moro Mine (Argentina)
•Minera Florida Mine (Chile)
Additional Projects

•Agua Rica Project (Argentina)
•Suyai Project (Argentina)
•Monument Bay Project (Canada)

History

Over the three most recently completed financial years, the Company continued to execute against its strategic priorities with a particular focus on upgrading and right-sizing the portfolio of assets and enhancing the Company’s financial flexibility. These remain core values for the Company and of strategic importance. The following events contributed materially to the development of the Company’s business.

COVID-19 Developments

On March 20, 2020, the Company announced that, in response to developments regarding COVID-19, the Government of Argentina had imposed a temporary mandatory self-isolation period and travel restriction until March 31, 2020. In response to this declaration, the Company temporarily demobilized operations at the Cerro Moro Mine during this period. Underground operations were reduced and Cerro Moro began provisionally operating largely from its open pit operations and stockpiled material. The Company’s efforts at the Agua Rica Project were similarly gradually reduced on a temporary basis. Efforts at Agua Rica are mostly corporate related, as the Company advances towards the feasibility study and permitting for the project and the effects of the mandatory self-isolation declaration are not meaningful to the overall project schedule.

On March 24, 2020, the Company announced that pursuant to the order by the Government of Quebec in relation to COVID-19 to temporarily restrict all non-essential business until April 13, 2020, it made the decision to ramp down operations at the Canadian Malartic Mine. The Canadian Malartic Mine has been placed on care and maintenance and minimal work will be taking place until the date specified in the order. The Canadian Malartic GP (as defined herein) has demobilized employees and contractors in a safe and orderly manner, leaving a small number of employees on site to maintain property and equipment and oversee all environmental responsibilities and obligations at the Canadian Malartic Mine. A return to full capacity at the Canadian Malartic Mine is expected to occur in an expedited manner as soon as the temporary restriction is lifted.

EXHIBIT 99.1
With reduced production coming from suspended or reduced operations, along with other present day uncertainties related to COVID-19, on March 24, 2020, the Company announced the withdrawal of its 2020 guidance for production and costs. The Company will update guidance once it has a better understanding of the actual duration and impact of these uncertainties. The Company expects that any suspended operation is well positioned to safely and efficiently ramp-up in a timely manner once temporary suspensions cease.
In March 2020, as a precaution and given the current uncertainty around the global pandemic, the Company drew down $200 million of its $750 million revolving credit facility. The Company currently has no plans to utilize these funds and has sufficient cash on hand, available credit and liquidity to fully manage its business. At the date hereof, the Company has no pending scheduled debt repayment or significant capital commitments.

Sale of Royalty Portfolio

On February 23, 2020, the Company announced it had entered into a definitive purchase agreement to sell a portfolio of royalty interests and the contingent payment to be received upon declaration of commercial production at the Deep Carbonates Project (“DCP”) at the Gualcamayo gold mine (together, the “Royalty Sale Transaction”) to Guerrero Ventures Inc. (“Guerrero”) for total consideration of $65 million. Guerrero will satisfy the purchase price under the Royalty Sale Transaction through the issuance of $45 million in common shares of Guerrero at a price of C$0.90 per share and by paying $20 million in cash on closing. Prior to closing Guerrero may elect to pay up to $10 million of the cash consideration through a deferred cash payment (the “Deferred Cash Payment”), in which event the Company will receive interest payable at 3% and the Deferred Cash Payment may be converted at any time, in whole or in part, into shares of Guerrero at C$0.90 per share.

Yamana’s portfolio of assets being sold under the Royalty Sale Transaction consists of:

•1% net smelter return royalty (“NSR”) on gold production from the Riacho dos Machados (“RDM”) gold mine operating in Minas Gerais, Brazil
•2% NSR on oxide gold production from the Gualcamayo gold mine operating in San Juan, Argentina, once the operation produces approximately 275,000 ounces from January 1, 2020
•1.5% NSR on production from the DCP at the Gualcamayo gold mine
•$30 million cash payment receivable upon declaration of commercial production at the DCP at the Gualcamayo gold mine
•2% NSR on production from the Suruca project in Goiás, Brazil

Concurrent with closing of the Royalty Sale Transaction, Guerrero will also acquire a portfolio of precious metals royalties, streams and gold loan assets from funds related to Orion Resource Partners (USA) LP (“Orion”) for total consideration of $268 million, satisfied by the issuance of $268 million in common shares of Guerrero at a price of C$0.90 per share. The combined portfolio of Guerrero is expected to consist of ten royalty, stream and gold loan assets, seven of which are currently producing or expected to begin producing in 2020.

Upon closing of the Royalty Sale and the transaction with Orion, Guerrero intends to change its corporate name to Nomad Royalty Company Ltd. (“Nomad”). and the Company is expected to hold approximately 13% of the outstanding shares of Nomad, on a pro forma basis. Completion of the Royalty Sale Transaction is expected to occur during the second quarter of 2020 and is subject to standard closing conditions, including approval of the TSX Venture Exchange. Nomad expects to seek approval from the Toronto Stock Exchange (the “TSX”) to graduate from the TSX Venture Exchange and list its common shares on the TSX.

Upon closing of the Royalty Sale Transaction, the Company will be entitled to maintain its percentage ownership of the issued and outstanding common shares of Nomad and have representation on Nomad’s board of directors. These entitlements will remain in place so long as Yamana’s share ownership of Nomad remains at or above 10% of the issued and outstanding common shares of Nomad.

Dividend Policy

On July 25, 2019, the Company announced a 100% increase in its annual dividend from $0.02 to $0.04 effective for the third quarter of 2019. Subsequently, on December 16, 2019, the Company announced a further 25% increase to its annual dividend to $0.05 per share, effective for the first quarter of 2020, thereby representing a 150% increase in dividends from the second quarter of 2019.

EXHIBIT 99.1
The Company sees dividends as a return on investment to shareholders that stems from disciplined management of financial resources and capital allocation. Recognizing that the gold price is not within the Company’s control, the Company has also implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required, were the gold price to decline and negatively impact margins over a longer period of time. While the balance in the cash reserve fund would change from time to time, the Company intends to maintain a balance that can support the current or any future increased dividend for a minimum period, which may vary from time to time but is intended to be no less than three years, independent of prevailing gold prices.

The Company has paid dividends consistently through twelve of its sixteen-year history since declaring its first dividend in 2007. In the twelve-year period since 2007, the Company has paid more than $900 million in dividends. The Company views the payment of dividends as an important mechanism to manage its capital base and maximize returns for shareholders.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer group gold companies and current and anticipated cash needs. For additional information see “Dividends”.

Normal Course Issuer Bid

On May 2, 2019, the Company announced that the TSX had accepted notice of Yamana’s intention to commence a normal course issuer bid (the “NCIB”) to purchase up to 5% of the Company’s issued and outstanding common shares on the TSX and the New York Stock Exchange (the “NYSE”). Pursuant to the NCIB, the Company may purchase up to 47,513,266 common shares (representing 5% of the Company’s 950,265,316 common shares issued and outstanding as of April 30, 2019) over a period of twelve months commencing on May 6, 2019. The NCIB will expire no later than May 5, 2020.

All purchases made pursuant to the NCIB will be made in open market transactions through the facilities of the TSX and the NYSE. In accordance with TSX rules, any daily purchases on the TSX under the NCIB are limited to a maximum of 649,607 common shares, which represents 25% of the average daily trading volume on the TSX for the six months ended April 30, 2019, and, Yamana may not acquire per day on the NYSE more than 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, subject, in both cases, certain exceptions for block purchases.

The actual number of common shares that may be purchased and the timing of such purchases will be determined by the Company. Decisions regarding purchases will be based on market conditions, share price, best use of available cash, and other factors. Any common shares that are purchased under the NCIB will be cancelled.

Sale of Chapada Mine

On July 5, 2019, the Company completed the sale of the Chapada Mine to Lundin Mining Corporation (“Lundin”) for total consideration comprised of an initial upfront cash consideration of $800.0 million on closing and additional consideration included a cash payment contingent on the development of a pyrite roaster at Chapada, a 2% NSR on the Suruca gold project in the Chapada complex, and the right to receive additional cash consideration (“the Gold Price Instrument”) based on the price of gold over the five-year period from the date of closing. Concurrently with the closing of the sale transaction, the Company used $385 million of the upfront cash consideration to repay the entire June 30, 2019 outstanding balance under the revolving credit facility. The remaining upfront cash consideration was used by the Company to prepay $415 million principal amount of its outstanding senior notes, on a pro rata basis.

During the third quarter of 2019, the Company structured a sale and assigned its rights and obligations under the Gold Price Instrument through a competitive bidding process to a financial institution, obtaining cash proceeds of $65.5 million on the sale of the instrument. With regards to the NSR on the Suruca gold project, as noted above, the Company entered into a definitive purchase agreement with Guerrero to monetize the royalty as part of its portfolio under the Royalty Sale Transaction. See “– History – Sale of Royalty Portfolio”.

Agreement for Integration of Agua Rica and Alumbrera

On March 7, 2019, the Company announced that it had signed an integration agreement with Glencore plc (“Glencore”) and Newmont Corporation (then Goldcorp Inc.) (“Newmont”) pursuant to which the Agua Rica Project would be developed and operated using the existing infrastructure and facilities of Minera Alumbrera Limited

EXHIBIT 99.1
(“Alumbrera”), which owns the Alumbrera Mine, in which the Company currently holds an indirect 12.5% interest with the other 50% and 37.5% interests being held by Glencore and Newmont, respectively.

The Company will contribute its current 100% interest in the Agua Rica Project and its interest in Alumbrera, while Glencore and Newmont will contribute their respective interests in Alumbrera. Upon the consummation of the integration structure, the Company will hold a 56.25% ownership interest in the integrated project with the other 25% and 18.75% interests being held by Glencore and Newmont, respectively. Full integration is expected to occur with the filing of a feasibility study and environmental impact assessment with respect to the integrated project. The integration transaction structure will be determined based on the final construction financing plan, which may include completing a business transaction or other monetization event involving one or more third parties with respect to the integration, and which may include a going public transaction. During the interim period the parties will further advance the technical work to facilitate permitting and dialogue with communities and stakeholders, perform confirmatory due diligence, finalize binding agreements with government stakeholders and finalize the legal integration structure.

On July 19, 2019, the Company announced positive results of a Pre-Feasibility Study (“PFS”), which underscored Agua Rica as a long life, low-cost project with robust economics and opportunities to realize further value, including converting economic-grade Inferred Mineral Resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The integrated project is expected to generate significant synergies by bringing together the extensive Mineral Reserves of Agua Rica with the existing infrastructure of Alumbrera to create a unique, high-quality and low-risk brownfield project with an optimized environmental footprint that the parties believe will bring significant value to shareholders, local communities and other stakeholders.

The PFS highlights include a long mine life of 28 years, annual production for the first 10 full years increased to 533 million pounds of copper equivalent production, cash costs decreased to $1.29 per pound, all-in sustaining costs decreased to $1.52 per pound for the first ten years of production, net present value increased to $1.935 billion and an increased internal rate of return of 19.7%.

During 2019, the parties advanced studies to optimize the integrated project in preparation for a planned feasibility study expected to be completed by the first half of 2021. Furthermore, proven and probable copper Mineral Reserves for Agua Rica increased from year end 2018 by 21% to 11.8 billion pounds and gold Mineral Reserves increased by 13% to 7.4 million ounces.

Sale of Gualcamayo and La Pepa Option

On December 14, 2018, the Company sold 100% of its interest in the Gualcamayo Mine in San Juan Province, Argentina to Mineros S.A. (“Mineros”) for consideration as follows: (i) $30 million cash, paid at closing; (ii) an additional $30 million in cash payable upon declaration of commercial production of the DCP, which is an undeveloped Mineral Resource below the existing oxide gold mineralization at the Gualcamayo Mine; (iii) a 2% net smelter return royalty at the Gualcamayo Mine on metal produced after the initial 396,000 ounces, capped at $50 million of total payments (excluding the DCP); and a 1.5% uncapped net smelter return royalty on the DCP. As noted above, the Company entered into a definitive purchase agreement with Guerrero to monetize the royalty as part of its portfolio under the Royalty Sale Transaction. See “– History – Sale of Royalty Portfolio”.

Separately, the Company also agreed to grant Mineros an option to acquire up to a 51% interest in the La Pepa Project located in the Maricunga gold belt, Chile. Pursuant to the terms of the option Mineros must spend $5 million on the La Pepa Project over a two-year period to earn an initial 20% interest, and to earn an additional 31% interest, Mineros must pay $5 million in cash to the Company on completion of an additional $15 million of spending on the La Pepa Project over another two-year period with expenditures directed toward the completion of a NI 43-101 compliant technical report. Once Mineros has earned the 51% interest, by exercising the call option Mineros may acquire the remaining 49% interest at fair market value, which will be determined pursuant to an agreed upon formula and to be calculated by independent valuators.

Commercial Production at Cerro Moro

In early 2015, the Company announced its formal decision to proceed with the construction of the Cerro Moro Mine and provided updated project parameters with respect to timing and capital investment. The first gold and silver doré production at Cerro Moro was announced on May 16, 2018 and commercial production was achieved in the second quarter of 2018, as planned. See “Description of the Business – Mineral Projects – Other Producing Mines – Cerro Moro Mine”.

EXHIBIT 99.1
Copper Sales Agreement

On January 12, 2018, Yamana entered into a copper advanced sales program pursuant to which the Company received $125.0 million in exchange for approximately 40.3 million pounds of copper to be delivered in the second half of 2018 and first half of 2019. Copper was delivered against these prepaid volumes with planned shipments of concentrate from the Chapada Mine with the final delivery occurring in the second quarter of 2019.

Sale of Exploration Properties

On December 21, 2017, the Company announced that it entered into an agreement to sell certain jointly owned exploration properties of the Canadian Malartic Corporation ("CMC") including the Kirkland Lake and Hammond Reef properties. The transaction was structured as a sale of assets by CMC (in which Yamana holds a 50% indirect interest) pursuant to which Agnico Eagle Mines Limited ("Agnico Eagle") acquired all of Yamana's indirect 50% interest in the Canadian exploration assets of CMC in consideration of cash proceeds to Yamana of $162.5 million. The transaction did not affect the Canadian Malartic Mine and related assets including Odyssey, East Malartic, Midway, and East Amphi. The transaction closed on March 28, 2018.

Notes Offering

On November 29, 2017, the Company priced an offering of $300 million aggregate principal amount of 4.625% Senior Notes due December 15, 2027 (the “Notes”) in a transaction that was exempt from registration under the Securities Act. In connection with the issuance of the Notes, the Company entered into a registration rights agreement, dated as of December 4, 2017, with the initial purchasers of the Notes, providing for the issuance of new notes in exchange for up to a like aggregate principal amount of Notes. The Notes are unsecured, senior obligations of Yamana and are unconditionally guaranteed by certain of Yamana’s subsidiaries. The offering closed on December 4, 2017.

Brio Gold

Initially a wholly-owned subsidiary of Yamana, Brio Gold became a stand-alone public company on December 23, 2016, whereby, through a series of transactions, Yamana sold a total of 17,324,507 Brio Shares at a price of C$3.25 per share for aggregate proceeds of C$56,304,648 to Yamana. Further, on March 6, 2017, the Company announced the sale to an arm’s length institutional shareholder of 6,000,000 Brio Shares at a price of C$3.35 per share, for total proceeds to Yamana of C$20,100,000. On June 2, 2017, the Company completed a secondary offering of 26,667,000 Brio Shares at a price of C$3.00 per share for total gross proceeds to Yamana of C$80,001,000.

On May 24, 2018, Leagold Mining Corporation (“Leagold”) acquired all of the issued and outstanding common shares of Brio Gold (the “Brio Shares”). As a result of a series of transactions that the Company completed in 2016 and 2017, the Company owned Brio Shares representing in the aggregate approximately 53.6% of the issued and outstanding Brio Shares on a basic basis and approximately 52.8% on a fully diluted basis. The Company entered into a support agreement with Leagold, pursuant to which it agreed, among other things, to vote its Brio Shares in favour of this transaction. Based on the share exchange ratio provided under the arrangement, the Company received 58,115,954 shares of Leagold and 25,212,995 Leagold common share purchase warrants, then representing approximately 21% ownership of Leagold on a basic basis and approximately 27% on a partially diluted basis, assuming the exercise of the warrants held by the Company.

On March 10, 2020, Leagold announced that it had completed its merger with Equinox Gold Corp. (“Equinox”) pursuant to which, Leagold shareholders received 0.331 of an Equinox share for each Leagold share held and the common share purchase warrants were adjusted based on the exchange ratio. As a result of the transaction, on closing of the merger, the Company held approximately 8.9% interest in Equinox on a basic basis and approximately 12.3% on a partially diluted basis, assuming the exercise of the warrants held by the Company and no exercises of other Equinox convertible securities. On a fully-diluted basis, assuming the exercise of all currently outstanding convertible securities of Equinox, the Company would hold approximately 8.75% of the then issued and outstanding Equinox shares.

Hedge Programs

Over the past number of years, the Company has used forward and options contracts and other arrangements to lock in beneficial movements in foreign exchange rates and commodity prices at opportune

EXHIBIT 99.1
moments. Consistent with this approach, the Company has entered into option contracts relating to a portion of its exposure to Brazilian reais (R$) and Chilean pesos (CLP) in 2019.

As at December 31, 2019, the Company had zero-cost collar contracts as follows:
•For the period from January to December 2020, with an average call and put strike price of R$3.87 and R$4.36 per US dollar, respectively, totalling R$193 million evenly split by month; and
•For the period from January to June 2021, with an average call and put strike price of R$3.85 and R$4.31 per US dollar, respectively, totalling R$93 million evenly split by month.
As at December 31, 2019, the Company had forward contracts as follows:
•For the period from January to December 2020, with an average forward rate of R$4.06 per US dollar, totalling R$133 million evenly split by month;
•For the period from January to June 2021, with an average forward rate of R$4.07 per US dollar, totalling R$93 million evenly split by month; and
•For the period from January to December 2020, with an average forward rate of CLP 740.19 per US dollar, totalling CLP 70 million evenly split by month.

ITEM 4
DESCRIPTION OF THE BUSINESS

Yamana is a Canadian-based precious metals producer with a particular focus in gold and silver. The Company has a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

Principal Products

The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global gold market into which Yamana can sell its gold and, as a result, the Company is not dependent on a particular purchaser with regard to the sale of the gold that it produces.

The Company produces gold and silver doré bars at its El Peñón Mine, gold doré bars at its Jacobina Mining Complex, gold and silver doré bars and zinc concentrate at its Minera Florida Mine and gold and silver doré bars and silver concentrate at its Cerro Moro Mine. Additionally, the Company has a 50% indirect interest in the Canadian Malartic Mine, which produces gold and silver doré bars. The Company has contracts with a number of smelters, refineries and trading companies to sell gold and silver doré and zinc concentrate.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Employees

As at December 31, 2019, the Company had the following employees and contractors at its operations:

Country	Employees	Contractors	Total
Canada, Corporate	106	4	110
Canada, Canadian Malartic (50% indirect interest)	771	1,311	2,082
Argentina	708	769	1,477
Brazil	1,423	928	2,351
Chile	2,079	1,655	3,734
Netherlands	1	-	1
United States	3	1	4
Total	5,091	4,668	9,759

EXHIBIT 99.1
Domestic and Foreign Operations

The Company’s mine and mineral projects are located in Canada, Brazil, Chile and Argentina. See “General Development of the Business – Overview of Business” for a summary of the Company’s projects. Any changes in regulations or shifts in political attitudes in any of these jurisdictions, or other jurisdictions in which Yamana has projects from time to time, are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits. The effect of these factors cannot be accurately predicted. See “– Risks of the Business”.

Communities, Environmental Protection and Policies

Protecting the environment and its employees, and maintaining a social license with the communities where the Company operates are key to Yamana’s success. Yamana launched a mission statement in 2016 that emphasizes the importance of integrating health, safety, environment and community (“HSEC”) into its operational and corporate culture. One Team, One Goal: Zero reflects the belief that everyone at Yamana is responsible for the Company’s HSEC performance. Yamana’s HSEC performance is described in detail in its Material Issues Report, which is available on its website (www.yamana.com).

Recognition

Yamana’s HSEC management and performance were recognized in the following ways in 2019:
•Yamana was included in Sustainalytics’ Jantzi Social Index for the tenth consecutive year. The index partners with the Dow Jones Sustainability Index to screen the 50 top performing Canadian companies from an environmental, social and governance perspective; and
•Yamana’s operations or employees received awards in Argentina, Brazil and Chile in 2019 for their commitments to local development, reduction of fresh water use and health and safety respectively.

Governance

Overall governance of HSEC is supported by the Company’s board of directors, the corporate HSEC team, and a HSEC team and committee at each site.

The board of directors

The sustainability committee of the board of directors oversees all aspects of health, safety and sustainable development matters. It reviews policies, compliance issues and incidents, and ensures that Yamana has been diligent in carrying out the Company’s responsibilities and activities.

Corporate

The corporate HSEC team is led by the Senior Vice President, Health, Safety and Sustainable Development. The team implements policy and strategy, and facilitates dialogue with external stakeholders at the corporate level. It also collaborates with the mine sites to co-develop standards and procedures and share best practices, with any policy or strategy modifications reviewed by Yamana’s general managers, regional directors, senior executive team and the board of directors.

Site

Each site has an HSEC team and a committee chaired by the site’s general manager. The committees meet at least monthly to discuss HSEC issues, solutions and other operational practices. The committees monitor the effectiveness and performance of their site’s sustainability programs and report any material issues to the general manager who escalates matters as necessary.

Management

Yamana uses an Integrated HSEC Management Framework to guide its approach to health, safety and sustainable development. Based on industry best practices and the legal environment in the jurisdictions where the Company operates, the framework empowers sites and provides them with strategic guidance to identify areas to improve performance and implement best practices. It also provides guidelines for engaging with stakeholders and managing the impact of an operation on the local community and environment.

EXHIBIT 99.1
Three key principles support the Company’s approach to HSEC Management – risk management, integration and external reporting and assessment:

1. Risk management

The basis of Yamana’s management approach is effective risk management. Using the Integrated HSEC Management Framework and a variety of specific standards and procedures within the Yamana Management System (“YMS”), each operation effectively maps its HSEC risks, and areas for improvement to develop an approach to:
•planning and risk assessment;
•standard operating procedures;
•identifying legal and contractual requirements;
•industry best practices;
•company objectives; and
•the link between outcomes and action plans for key performance metrics, development plans and internal auditing systems.

High level risks, including risks associated with tailings dam facilities, waste rock dumps or cyanide usage, among others, have enhanced, specific management measures for mitigating potential failures, spills or slides. These include permanent monitoring of each structure, and tools to help monitor specific risks. The Company also prepares monthly reports on the tailings dams, which are reviewed annually by third party consultants. See “– Risks of the Business”.

Canadian Malartic Mine, a jointly-owned operation with Agnico Eagle, operates under Agnico Eagle’s HSEC management systems. These systems are based on international best practices and are consistent with the YMS.

2. Integration

Yamana’s HSEC process involves every operation, starting with risk assessment through to implementation and monitoring. Making operational management responsible for integrating HSEC and aligning HSEC performance with compensation improves strategic planning and implementation, ensuring that the outcome is owned by the entire site instead of a specific department.

Operating sites measure their progress against the Integrated HSEC Management Framework on an annual basis. The outcome of this, is combined with annual risk assessments and the results from a range of other key performance indicators to determine each sites’ annual action plans, known as the HSEC Performance Index. The results of the HSEC Performance Index, is incentivized at both the site and executive levels.

3. External reporting and assessment

Yamana reports on HSEC performance annually in its Material Issues Report as well as reports under the most current guidelines produced by the Global Reporting Initiative.

Audit reports for Yamana’s cyanide management can be found on the International Cyanide Management Code website, and Yamana’s energy and emissions performance is publicly reported to the Carbon Disclosure Project.

Yamana also maintains certifications with several external agencies, including:
•International Cyanide Management Code;
•ISO 14001 Environmental Management Systems;
•OHSAS 18001 Occupational Health and Safety Management Systems; and
•World Gold Council’s Conflict-Free Gold Standard.

In 2020, the Company plans to jointly introduce the World Gold Council’s Responsible Gold Mining Principles and the Mining Association of Canada’s Towards Sustainable Mining protocols across its operations as an additional set of performance evaluation initiatives.

Performance

Yamana regularly reports on its performance in eight material areas:
•governance;
•health and safety;

EXHIBIT 99.1
•community relations and social license;
•business ethics and human rights;
•climate change;
•tailings and waste management;
•water management; and
•mine closure.

The Company has had no significant spills, releases or environmental incidents since 2016.

Health and Safety

Yamana continued its dedication to the health and safety of its employees in 2019. The Company’s commitment to health and safety is reflected in a decrease in the frequency rate of lost time incidents (“LTIs”), from 0.14 to 0.13, as well as a decrease in the total recordable incident rate (“TRIR”) from 0.60 to 0.57 (all data excludes Canadian Malartic). The El Peñón Mine completed the year without the occurrence of a lost time injury, marking two consecutive years without a LTI for the site. Additionally, all other sites completed at least one month without an injury.

Yamana’s safety performance reflects the efforts it has made toward reaching its goal of zero injuries. The Company recognizes, however, that there is still significant work to be done, and has continuous learning and improvement initiatives across the organization aimed at identifying ways to make step changes in safety performance.

Yamana’s health and safety team had the following priorities in 2019 (which continue into 2020):
•increase measurement and reporting of preventative or ‘leading’ indicators;
•increase focus on high potential incidents and sharing learnings across sites and to upper management and senior executives;
•ensure fatal risk protocols are best-in-class and verified in the field; and
•increase capacity on emergency preparedness.

Social License and Human Rights

As in previous years, Yamana had no significant community conflicts or incidents in 2019. The Company began measuring its social license to operate (“SLO”) at all relevant operations in 2019. The data from the first year of measurement demonstrated that each operation maintained or improved on already strong social licences.

Yamana’s social performance is guided by the Integrated HSEC Management Framework as well as a specific set of community relations standards contained in the YMS. Underpinning these standards are a number of social policies, including Yamana’s Human Rights Policy, which is on the Company website. Yamana is committed to acting in accordance with Voluntary Principles on Security and Human Rights and requires the same adherence from its service providers. The Company ensures that all security personnel have received human rights specific training. The Integrated HSEC Management Framework also provides best practices guidelines for stakeholder engagement, impact and benefit management.

Each operation has a community relations team that regularly engages with the local communities through formal and informal engagement mechanisms. Activities in 2019 included:
•65 Open Doors Visits with over 1,212 participants;
•61 projects funded through the Company’s partnership seminars program with over 18,723 beneficiaries;
•61 initiatives in the Company’s Integrar program with over 19,003 participants;
•8,500 beneficiaries reached in the Company’s Integrar day events;
•Launch of Community Environmental Participatory Monitoring at all relevant sites; and
•Roll out the of the SLO Index at all relevant operations.
Yamana makes substantial commitments to local community development every year. In 2019, the

Company:
•contributed $7.2 million to communities where it operates through direct community investment, donations and sponsorships. Yamana typically focuses on sustainable income generation, education, health and culture;
•maintained greater than 99% host country employment; and
•achieved a host-country procurement rate of 91%.

EXHIBIT 99.1
Climate Change

Yamana’s operations are balancing improved energy use and emissions, while also adapting to and mitigating the impacts related to climate change.

Yamana has a three-fold approach to climate change:
1.Adaptation – the Company monitors existing climate changes and extreme weather events that could affect its operations and modifies its facilities as necessary. It regularly examines each operation to make sure that they are prepared to withstand extreme weather events.
2.Mitigation – each operation is responsible for developing its own energy reduction strategy and setting its own targets. The Company also has energy efficiency programs that focus on decreasing fossil fuel use and reducing its carbon footprint wherever possible.
3.Preparedness – each operation has developed an emergency preparedness and response plan for extreme weather events and other foreseeable crises and emergencies. These plans, which are periodically updated and tested, ensures that if extreme events occur, site personnel and local communities understand their roles and responsibilities and are trained accordingly.

Yamana’s priority in 2019 was to integrate site-specific environmental key performance indicators throughout the Company. These indicators focus on each site’s most material environmental risks (physical, regulatory or reputational) and provide monthly updates on them to site and corporate management as well as the Company’s senior executives and the board of directors.

Tailings and waste management

The management of waste, specifically tailings management, consistently remains one of the most material issues for Yamana and the mining industry as a whole. Over the years, the Company has developed a world-class waste management strategy and tailings management system, which aims to minimize risks to the environment and our host communities. The Company’s programs focus on identification, segregation, transportation, disposal, and overall responsible management and monitoring of hazardous, non-hazardous, mineral, and tailings wastes.

Yamana’s tailings management framework is based on international best practice and governs all tailings management activities at our operations. The Company’s tailings strategy leverages this framework to ensure all of its tailings management facilities reach the highest level of safety and that the Company actively pursue strategies to mitigate risk in the unlikely event of a failure.

Yamana maintains best-practice tailings management and reporting system that allows the operations and the corporate office to maintain regular vigilance over the management of each operation’s tailings-related risks. The Company has always prioritized the management of tailings, and diligently adheres to its six-point tailings management system that focuses on:

•standards for design and construction, and use of design reviews;
•constant tailings management facility (“TMF”) monitoring and site-specific key performance indicators development and performance management;
•periodic safety inspections;
•risk assessment;
•training and continuous improvement; and
•emergency response plans with dam failure analysis.

In addition to independent third-party reviews conducted at all TMFs as part of the robust internal management system, Yamana employees a dedicated corporate Director responsible for overseeing this system and providing support to the operations to make sure they are in compliance.

The Company performs active risk management of its TMFs and, where required corrective action plans are developed and implemented to mitigate and reduce even the most minor risks.

It is also important to note that, excluding the Canadian Malartic Mine in which the Company holds a 50% indirect interest, all of Yamana’s tailings facilities are using a downstream or centerline construction method, which is considered safer and more stable than the upstream method. Dam break assessments are conducted on all active, operating dams and are updated after each raise. In addition, in 2019 the Company completed the Tailings Safety Disclosure Response, request by the Church of England, which details the construction of all tailings facilities under Yamana responsibility. This disclosure is publicly available on our website.

EXHIBIT 99.1
Sound environmental management also includes the responsible management of general waste, both hazardous and non-hazardous. Waste is minimized and segregated to enhance recyclability, reuse and proper disposal. If a material is considered hazardous under local legislation, it is disposed of according to specific practices.

Water management

The Company recognizes that water is a shared resource that must be managed in collaboration with its local communities and stakeholders. It is a critical component of the mining process. Changes in the availability of or access to reliable water sources is a key risk for Yamana, whether it is due to the effects climate change, regulatory or policy changes.

Yamana management plans are in place at all of our operations as each site works towards reducing its consumption of fresh water and maximizing the reuse and recycling of mine water in order to minimize effluent discharges to the environment.

Due to the water-intensive nature of processing ore, the scarcity of water in some areas, the wide array of climatic environments where the Company operates and the importance of water for communities and other stakeholders water management continues to be one of the single most important areas of focus at Yamana’s sites. Non-compliance can present a risk to a site’s license to operate, with human and aquatic health issues remaining the most significant concern.

There have been no significant spills at the Company’s operations since 2016 and all operations remain compliant with the International Cyanide Management Code.

Yamana’s water focus has two components:

1. Monitoring – each operation has monitoring programs to confirm that mining activities do not significantly impact water supplies and to ensure there are no significant impacts on downstream users. In South America, some of these monitoring programs include community participation. Excluding the Canadian Malartic Mine, in 2019, three out of four sites had participatory environmental monitoring programs in place with their local communities. This type of program has not been implemented at El Peñon given that the operation is not in close proximity to a community.

2. Management – each operation also maintains its own unique water management strategy that:
•reflects its location-specific challenges; and
•reduces freshwater consumption while recycling as much water as possible.

Most of the fresh water comes from within the mine site or precipitation, with a small amount from groundwater wells, rivers, lakes or streams. In 2018, an assessment of water risks for each site was conducted which focussed on identifying key risks, opportunities, and action plans for managing water at the Company’s operations. The management and implementation of action plans for these risks continued throughout 2019.

Mine closure

Mine closure is closely managed by the operations with corporate oversight. Each operation has a comprehensive mine closure plan and a corresponding Asset Retirement Obligation that is updated annually. Yamana’s total liabilities for reclamation and closure cost obligations as at December 31, 2019 were $220.4 million.

Other Disclosure Relating to Ontario Securities Commission Requirements for Companies Operating in Emerging Markets

Due to the risks inherent in mineral production and the desire to organize and structure its affairs in a tax efficient manner, the Company holds each of its material properties in a separate corporate entity (through local subsidiary companies in foreign jurisdictions and other holding companies in various jurisdictions).

The risks of the corporate structure of the Company and its subsidiaries are risks that are typical and inherent for companies who have material assets and property interests held indirectly through foreign subsidiaries and located in foreign jurisdictions. The Company’s business and operations in emerging markets are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign

EXHIBIT 99.1
jurisdiction such as difference in laws, business cultures and practices, banking systems and internal control over financial reporting. See below under “– Risks of the Business”.

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply at all levels of the Company and its wholly-owned subsidiaries. These systems are overseen by the Company’s board of directors, and implemented by the Company’s senior management. The relevant features of these systems are set out below.

Control over Foreign Subsidiaries

The Company controls its foreign subsidiaries by virtue of its ownership of 100% of the shares issued by such entities (exclusive of non-material subsidiaries). As the sole shareholder of its foreign subsidiaries, the Company has the power to appoint and dismiss any and all of its foreign subsidiaries’ directors at any time. The directors of each foreign subsidiary (appointed by the Company) then have the power to appoint and dismiss any and all such foreign subsidiaries' officers at any time, instruct such officers to pursue business activities, and to require such officers to comply with their fiduciary obligations. As the sole shareholder of its foreign subsidiaries, the Company's approval will be required for any fundamental changes requiring shareholder approval. The Company, as shareholder, can also enforce its rights by way of various shareholder remedies available to it under local laws. As a result, through these relationships the Company can effectively ensure that the business objectives of the foreign subsidiaries are aligned with its own.

Board and Management Expertise

A majority of the Company’s directors have been directors for a period in excess of five years. Likewise, a majority of the Company’s senior officers have at least five years of experience in senior leadership positions with the Company. As a result of their tenure, these officers and directors have gained extensive experience conducting business in the emerging jurisdictions. See “Directors and Officers” for further information on the senior officers’ and directors’ experience.

In addition, the Company’s board of directors, through its corporate governance practices, regularly receives management and technical updates and progress reports in connection with the foreign subsidiaries, and in so doing, maintains effective oversight of their business and operations. Further, the Company’s directors and senior officers visit the Company’s operations in foreign jurisdictions on a regular basis in order to ensure effective control and management of the Company’s foreign operations. During these visits they come into contact with local employees, government officials and business persons; such interactions enhance the visiting directors’ and officers’ knowledge of local culture and business practices. Generally, the Company’s directors visit at least one of the Company’s operations in each calendar year, on a rotating basis. Certain senior and non-senior officers visit the Company’s operations quarterly, or more frequently if circumstances require, on a rotating basis.

Internal Control Over Financial Reporting and Funds

The Company maintains internal control over financial reporting with respect to its operations in emerging jurisdictions by taking various measures. Several of the Company’s Vice Presidents have the relevant language proficiency (Spanish and Brazilian Portuguese), local cultural understanding and relevant work experience in each of the Company’s operating jurisdictions which facilitates better understanding and oversight of the Company’s operations in the foreign jurisdictions in the context of internal controls over financial reporting.

Pursuant to the requirements of NI 52-109, the Company assesses the design of its internal controls over financial reporting on an annual basis. Furthermore, key controls for the accounts in scope are tested across the Company on an annual basis and the audit files of these tests performed at all the locations are reviewed at the head office level. Please refer to the Company’s annual audited consolidated financial statements for the year ended December 31, 2019, as filed under the Company’s SEDAR profile at www.sedar.com and on the Company’s website.

Differences in banking systems and controls between Canada and the emerging jurisdictions are addressed by having stringent controls over cash in all locations; especially over access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations in the applicable jurisdiction on at least a monthly basis and the segregation of duties.

The difference in cultures and practices between Canada and the emerging jurisdictions is addressed by employing competent staff in Canada and the emerging jurisdictions who are familiar with the local laws, business

EXHIBIT 99.1
culture and standard practices, have local language proficiency, are experienced in working in the applicable emerging jurisdiction and in dealing with the respective government authorities; and have experience and knowledge of the local banking systems and treasury requirements.

The foreign subsidiaries also have established practices, protocols and routines in place for the distribution of its excess cash to its foreign owners. Furthermore, the opening and closing of bank accounts in the name of a foreign subsidiary is controlled, overseen and approved by the Company’s Senior Vice President, Finance and Chief Financial Officer and the Treasurer.

The Company ensures the flow of funds between Canada and each emerging jurisdiction functions as intended by:
•appointing common officers of the Company and the foreign subsidiary;
•involving the Company’s Chief Financial Officer, located in Toronto, in hiring key finance personnel in each of the emerging jurisdictions; and
•closely monitoring the finance departments in each of the emerging jurisdictions, and by regular personal visits by the Chief Financial Officer and other key executives to the emerging jurisdictions.

Communication

The Company maintains open communication with each of its operations through many senior and non-senior officers who are fluent in either French, Brazilian Portuguese or Spanish, as applicable. In addition, all management team members in local jurisdictions are fluent in the jurisdiction’s primary language and are proficient in English. The primary language used in management and board meetings is English and material documents relating to the Company that are provided to the board of directors are in English. Although the Company does not currently have a formal communication plan, it has implemented several communications policies, including a disclosure policy and crisis communications protocols. To date, the Company has not experienced any communication-related issues.
Records

 All of the minute books and corporate records and documents of the foreign subsidiaries are filed at the relevant entity’s headquarters, and with the relevant governmental or regulatory body in each applicable jurisdiction in which the applicable entity’s headquarters are located. The custodians of such documents report directly to the Company’s head office and senior management team to ensure continued oversight.
Risks of the Business

The operations of the Company are speculative due to the high-risk nature of its business, which is the acquisition, financing, exploration, development and operation of mining properties. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. The risks and uncertainties described below are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company’s business operations. If any of the adverse consequences described in those risks actually occurs, the Company’s business, results of operations, cash flows and financial position would suffer. See “Cautionary Note Regarding Forward-Looking Statements.”

Gold, Copper and Silver Prices

The Company’s profitability and long-term viability depend, in large part, upon the market prices of metals that may be produced from its properties, primarily gold, copper and silver. Market price fluctuations of these commodities could adversely affect profitability of the Company’s operations and lead to impairments and write downs of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including:

•global and regional supply and demand for industrial products containing metals generally;
•changes in global or regional investment or consumption patterns;
•increased production due to new mine developments and improved mining and production methods;
•decreased production due to mine closures;
•interest rates and interest rate expectation;
•expectations with respect to the rate of inflation or deflation;

EXHIBIT 99.1
•fluctuations in the value of the United States dollar and other currencies;
•availability and costs of metal substitutes;
•global or regional political or economic conditions; and
•sales by central banks, holders, speculators and other producers of metals in response to any of the above factors.

There can be no assurance that metal prices will remain at current levels or that such prices will improve. A decrease in the market prices could adversely affect the profitability of the Company’s existing mines and projects as well as its ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Company’s results of operations, cash flows and financial position. A decline in metal prices may require the Company to write-down Mineral Reserve and Mineral Resource estimates by removing ores from Mineral Reserves that would not be economically processed at lower metal prices and revise life-of-mine (“LOM”) plans, which could result in material write-downs of investments in mining properties. Any of these factors could result in a material adverse effect on the Company’s results of operations, cash flows and financial position. Further, if revenue from metal sales declines, the Company may experience liquidity difficulties. Its cash flow from mining operations may be insufficient to meet its operating needs, and as a result the Company could be forced to discontinue production and could lose its interest in, or be forced to sell, some or all of its properties.

In addition to adversely affecting Mineral Reserve and Mineral Resource estimates and the Company’s results of operations, cash flows and financial position, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project. Even if a project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations, cash flows and financial position. In addition, lower metal prices may require the Company to reduce funds available for exploration with the result that the depleted reserves may not be replaced.

Exploration, Development and Operating Risks

Mining operations are inherently dangerous and generally involve a high degree of risk. Yamana’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, copper and silver, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, damage to property and environmental damage, all of which may result in possible legal liability. Although the Company expects that adequate precautions to minimize risk will be taken, mining operations are subject to hazards such as fire, rock falls, geomechanical issues, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s operations that would have a material adverse effect on its business, financial condition, results of operations and prospects.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish Mineral Reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Yamana will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices that are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Yamana not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Yamana towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Health, Safety and Environmental Risks and Hazards

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and/or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, potentially result in fines,

EXHIBIT 99.1
penalties or other prosecutions, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the Company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer.

All phases of the Company’s operations are subject to environmental and safety regulations in the various jurisdictions in which it operates. These regulations mandate, among other things, worker safety, water quality, water management, land reclamation, waste disposal (including the generation, transportation, storage and disposal of hazardous waste), mine development and protection of endangered and other special status species. Failure to comply with applicable health, safety and environmental laws and regulations could result in injunctions, fines, suspension or cancellation of permits and approvals and could include other penalties including negligence claims or criminal prosecution. Health, safety and environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that the Company has been or will at all times be in full compliance with all environmental laws and regulations or hold, and be in full compliance with, all required environmental and health and safety permits. In addition, no assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations, including the Company, may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The potential costs and delays associated with compliance with such laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine, and any non-compliance therewith may adversely affect the Company’s business, financial condition and results of operations.

Government environmental approvals and permits are currently, or may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from proceeding with planned exploration or development of mineral properties.

The Company may also be held financially responsible for remediation of contamination at current or former sites, or at third party sites. The Company could also be held responsible for exposure to hazardous substances. The costs associated with such instances and liabilities could be significant.

In certain jurisdictions where Yamana operates, the Company may be required to submit, for government approval, a reclamation plan for each of its mining/project sites. The reclamation plan establishes the Company’s obligation to reclaim property after certain mining or exploration activities have been carried out by the Company. In some jurisdictions, bonds or other forms of financial assurances are required as security to ensure performance of the required reclamation activities. The Company may incur significant reclamation costs which may materially exceed the provisions the Company has made for such reclamation. In addition, the potential for additional regulatory requirements relating to reclamation or additional reclamation activities may have a material adverse effect on the Company’s financial condition, liquidity or results of operations. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost may be expensed, which may materially reduce net income in that period.

The extraction process for gold and metals can produce tailings, which are the sand-like materials which remain from the extraction process. Tailings are stored in engineered facilities which are designed, constructed, operated and closed in conformance with local requirements and best practices. Should a breach of these facilities occur due to extreme weather, seismic event, or other incident, the Company could suffer a material financial impact on its operations and financial condition, including the potential for criminal and financial liability.

Production at certain of the Company’s mines involves the use of cyanide which is a toxic material if not handled properly. Should cyanide leak or otherwise be discharged from the containment system, the Company could suffer a material impact on its business, financial condition and results of operations. The Company became a signatory to the International Cyanide Management Code in September 2008 to ensure the safe transport and use of cyanide in the production of gold. Conformance with this code is verified by independent audits, and the Company’s operations are in full compliance with this code.

EXHIBIT 99.1
The Company actively engages with local communities to provide timely information about the operations and participates in a variety of activities to contribute to the wellbeing of local communities. Health, safety, environmental or other incidents, real or perceived, could cause community unrest that manifest into protests, road blockages, or other civil disobedience activities that could materially disrupt the Company’s operations.

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, new rules and regulations may be enacted or existing rules and regulations may be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations. See “– Risks of the Business – Foreign Operations and Political Risk”.

Among the other environmental risks that Yamana has identified across all of its operations are general water management (which includes cyanide management), tailings management, closure and a range of climate-change related risks. For more details regarding Yamana’s management approach to each of these areas see “– Communities, Environmental Protection and Policies”.

Infectious Diseases
Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including the COVID-19 outbreak, could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver precious metals, declines in the price of precious metals, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in global consumer activity. At this time, the Company cannot accurately predict what effects these conditions will have on mining operations or financial results, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of the travel restrictions and business closures that have been or may be imposed by the governments of impacted countries. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s common shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency, including COVID-19, could have a material adverse effect on the Company’s business, financial condition and results of operations. As at the date hereof, the duration of any business disruptions and related financial impact of the COVID-19 outbreak cannot be reasonably estimated. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, persists for an extended period of time.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company’s production and profitability. Unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts, pit wall failures and rock fragility may occur in the future and such events may not be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company’s control, such as seismic activity, severe weather and considerable rainfall, which may lead to periodic floods, mudslides and wall instability, which could potentially result in slippage of material or a tailings damn failure.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts including financial liability, which could cause one or more of the Company’s projects to be less profitable than currently

EXHIBIT 99.1
anticipated and could result in a material adverse effect on the Company’s results of operations and financial position.

Furthermore, the occurrence of physical climate change events may result in substantial costs to respond to the event and/or recover from the event, and to prevent recurrent damage, through either the modification of, or addition to, existing infrastructure at our operations. The scientific community has predicted an increase, over time, in the frequency and severity of extraordinary or catastrophic natural phenomena as a result of climate change. The Company can provide no assurance that it will be able to predict, respond to, measure, monitor or manage the risks posed as a result.

In addition, as climate change is increasingly perceived as an international and community concern, stakeholders may increase demands for emissions reductions and call-upon mining companies to better manage their consumption of climate-relevant resources. Physical climate change events, and the trend toward more stringent regulations aimed at reducing the effects of climate change, could impact the Company’s decisions to pursue future opportunities, or maintain existing operations, which could have an adverse effect on its business and future operations. The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on its operations and profitability.

Counterparty, Credit, Liquidity and Interest Rate Risks and Access to Financing

The Company is exposed to various counterparty risks including, but not limited to: (i) financial institutions that hold the Company’s cash and short term investments; (ii) companies that have payables to the Company, including concentrate and bullion customers; (iii) providers of its risk management services (including hedging arrangements); (iv) shipping service providers that move the Company’s material; (v) the Company’s insurance providers; and (vi) the Company’s lenders. The Company seeks to limit counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. Under the terms of the Company’s trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit. The Company is exposed to interest rate risk on its variable rate debt and enters into interest rate swap agreements to hedge this risk. These factors may impact the ability of the Company to obtain loans and other credit facilities and refinance existing facilities in the future and, if obtained, on terms favourable to the Company. Such failures to obtain loans and other credit facilities could require the Company to take measures to conserve cash and could adversely affect its access to the liquidity needed for the business in the longer term.

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction of mining facilities and commencement of mining operations may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed, or if available, the terms of such financing might not be favorable to the Company. Failure to raise capital when needed would have a material adverse effect on the Company’s business, financial condition and results of operations.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

To extend the lives of its mines and projects, ensure the continued operation of the business and realize its growth strategy, it is essential that the Company continues to realize its existing identified Mineral Reserves, convert Mineral Resources into Mineral Reserves, increase its Mineral Resource base by adding new Mineral Resources from areas of identified mineralized potential, and/or undertake successful exploration or acquire new Mineral Resources.

No assurance can be given that the anticipated tonnages and grades in respect of Mineral Reserves and Mineral Resources contained in this annual information form will be achieved, that the indicated level of recovery

EXHIBIT 99.1
will be realized or that Mineral Reserves will be mined or processed profitably. Actual Mineral Reserves may not conform to geological, metallurgical or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any Mineral Reserve or Mineral Resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Lower market prices, increased production costs, reduced recovery rates and other factors may result in a revision of its Mineral Reserve estimates from time to time or may render the Company’s Mineral Reserves uneconomic to exploit. Mineral Reserve data is not indicative of future results of operations. If the Company’s actual Mineral Reserves and Mineral Resources are less than current estimates or if the Company fails to develop its Mineral Resource base through the realization of identified mineralized potential, its results of operations or financial condition may be materially and adversely affected. Evaluation of Mineral Reserves and Mineral Resources occurs from time to time and they may change depending on further geological interpretation, drilling results and metal prices. The category of Inferred Mineral Resource is often the least reliable Mineral Resource category and is subject to the most variability. The Company regularly evaluates its Mineral Resources and it often determines the merits of increasing the reliability of its overall Mineral Resources.

Replacement of Depleted Mineral Reserves

Given that mines have limited lives based on Proven Mineral Reserves and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves at its mines. The LOM estimates included in this annual information form may not prove to be correct. The Company’s ability to maintain or increase its annual production will be dependent in part on its ability to bring new mines into production and to expand Mineral Reserves at existing mines.

Uncertainty Relating to Mineral Resources

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven Mineral Reserves and Probable Mineral Reserves as a result of continued exploration.

Uncertainty Relating to Future Production Estimates

The Company prepares estimates and projections of future production for its existing and future mines. Any such information is forward-looking and no assurance can be given that such estimates will be achieved. These estimates are based on existing mine plans and other assumptions which change from time to time, including: Mineral Reserve and Mineral Resource estimates; the availability, accessibility, sufficiency and quality of ore; the Company’s costs of production; the Company’s ability to sustain and increase production levels; the sufficiency of the Company’s infrastructure; the performance of the Company’s workforce and equipment, the Company’s ability to maintain and obtain mining interests and permits; and the Company’s compliance with existing and future laws and regulations. The Company’s actual production may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; revisions to mine plans; unusual or unexpected orebody formations; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and seismic activity; and unexpected labour shortages, strikes, local community opposition or blockades. Failure to achieve the estimated forecasts could have an adverse impact on the Company’s profitability, future cash flows, earnings, results of operations and financial condition.

Commodity Prices and Availability

The profitability of the Company’s operations will be dependent upon the cost and availability of commodities which are consumed or otherwise used in connection with the Company’s operations and projects, including, but not limited to, diesel, fuel, natural gas, electricity, steel, concrete and cyanide. Commodity prices fluctuate widely and are affected by numerous factors beyond the control of the Company. Further, as many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available.

EXHIBIT 99.1
Joint Ventures

Yamana holds an indirect 12.5% interest in the Alumbrera Mine, the other 50% and 37.5% interests being held by Glencore and Newmont, respectively. The Company accounts for this investment under the equity method of accounting. The Company’s interest in the Alumbrera Mine as well as the planned integrated project combining the Agua Rica Project and Alumbrera Mine are subject to the risks normally associated with the conduct of joint ventures. These risks may include, but are not limited to: disagreement with joint venture partners on how to develop and operate mines efficiently; inability of joint venture partners to meet their obligations to the joint venture or third parties; or litigation arising between joint venture partners regarding joint venture matters. The existence or occurrence of one or more of the foregoing circumstances and events, for example, could have a material adverse impact on Company’s profitability, future cash flows, earnings, results of operations and financial condition. See “Description of the Business – Mineral Projects – Development Projects – Agua Rica Project”

Partnership with Agnico Eagle

The Company has formed a 50/50 partnership with Agnico Eagle in connection with the acquisition of the Canadian Malartic Mine (the “Canadian Malartic GP”). There are a variety of general risks associated with the Canadian Malartic GP, particularly because Yamana is not the sole operator. These risks include, but are not limited to:
•disagreement with Agnico Eagle about how to develop, operate or finance a project;
•that Agnico Eagle may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s business interests or goals;
•that Agnico Eagle may not comply with the Canadian Malartic GP’s partnership agreement;
•the possibility that Agnico Eagle may become bankrupt;
•that Agnico Eagle may be in a position to take action contrary to the Company’s instructions, requests, policies, objectives or interests;
•possible litigation with Agnico Eagle about Canadian Malartic GP matters; and
•the possibility that the Company may not be able to sell its interest in the Canadian Malartic GP if the Company desires to exit the Canadian Malartic GP.

These risks could result in legal liability or affect the Company’s ability to develop or operate the Canadian Malartic GP’s projects, either of which could have a material adverse effect on the Company’s future growth, results of operations, cash flows and financial position.

Infrastructure
Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations, financial condition and results of operations.

Permitting

The Company’s operations are subject to receiving and maintaining permits from appropriate governmental authorities. There is no assurance that delays will not occur in connection with obtaining all necessary renewals of permits for the Company’s existing operations, additional permits for any possible future changes to operations, or additional permits associated with new legislation. Prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. There can be no assurance that the Company will continue to hold all permits necessary to develop or continue operating at any particular property. Any of these factors could have a material adverse effect on the Company’s results of operations and financial position.

Insurance and Uninsured Risks

Yamana’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, catastrophic equipment failures or unavailability of materials and equipment, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

EXHIBIT 99.1
Yamana’s insurance will not cover all the potential risks associated with the Company’s operations. Even if available, Yamana may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production (such as underground coverage) is not generally available to Yamana or to other companies in the mining industry on acceptable terms. Yamana might also become subject to liability for pollution or other hazards that may not be insured against or that Yamana may elect not to insure against because of premium costs or other reasons. Losses from these events could cause Yamana to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company may suffer a material adverse effect on its business, results of operations, cash flows and financial position if it incurs a material loss related to any significant event that is not covered, or adequately covered, by its insurance policies.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Canada, Brazil, Chile and Argentina, exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to: high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime; hostage taking; terrorism; violent crime; extreme fluctuations in currency exchange rates; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political norms, currency controls and governmental regulations that favour or require the Company to award contracts in, employ citizens of, or purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in any of the jurisdictions in which the Company operates may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, importation of parts and supplies, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. In addition, changes in government laws and regulations, including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country, could adversely affect the Company’s exploration, development and production initiatives in these countries.

On December 4, 2018, the Argentinian government issued Law No. 27,467 establishing an export tax of 12% over all goods exported from Argentina, to December 31, 2020. The tax is capped at AR$ 4 per U.S. dollar for bullions and unrefined gold, and at AR$ 3 per U.S. dollar for unrefined silver and zinc, copper and precious metal ores and their concentrates. On December 14, 2019, the cap of AR$4 per U.S. dollar was removed for bullion and unrefined gold, making the export tax 12% for these metals. On December 23, 2019, the Argentinian government issued Law No. 27,541, which extends the export tax to December 31, 2021 and establishes a maximum export tax of 8% on mining. The final regulations have not yet been published to establish the reduced rate. Cerro Moro, owned by Estelar Resources, is entitled to tax stability pursuant to Argentina’s Mining Investments Law No. 24,196. Such tax stability entitles Estelar Resources to recover taxes in excess of their overall tax burden at the time of the filing of the feasibility study in 2012 for Cerro Moro.

On December 29, 2017, the Argentinian government enacted a tax reform package. The new law includes a reduction in the corporate tax rate from 35% to 30% for 2018 and 2019 and to 25% thereafter. To offset this reduction, a proposed new dividend withholding tax at a rate of 7% for 2018 and 2019 and a 13% rate going forward was introduced. The dividend withholding tax can be reduced under a bilateral treaty. In addition, the Argentinean government implemented a new federal Mining Accord that establishes guidelines applicable to new mining projects in respect of taxation and royalties, and other areas of mining operations including environmental matters and mine closure plans. On December 23, 2019, the Argentinian government enacted a new law that would postpone the reduction to 25% until 2021.

EXHIBIT 99.1
In November 2016, the Quebec government enacted changes to the income tax rate as proposed in the 2016 provincial budget. Beginning with the year ended December 31, 2017, the provincial rate is decreasing by 0.1% over the next four years with the current rate deceasing from 11.9% to 11.5% in 2020.

The Company continues to monitor developments and policies in all the jurisdictions in which it operates and the potential impact such developments and policies may have on its operations; however they cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Compliance with Anti-Corruption Laws

Yamana is subject to various anti-corruption and anti-bribery laws and regulations including but not limited to the Canadian Corruption of Foreign Public Officials Act, the U.S. Foreign Corrupt Practices Act, the Extractive Sector Transparency Measure Act (“ESTMA”), as well as similar laws in the countries in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. ESTMA, which became effective June 1, 2015, requires public disclosure of payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments.

In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such anti-corruption and anti-bribery laws, resulting in greater scrutiny and punishment of companies found in violation of such laws. Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition and results of operations, as well as have an adverse effect on the market price of the Company’s common shares. The Company has instituted policies designed to facilitate compliance with such requirements that apply to all employees, consultants, contractors and other agents, including a code of business conduct and ethics and a whistleblower policy, as anti-bribery and anti-corruption policy, as well as mandatory training. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring Yamana’s compliance, and the compliance of its employees, consultants, contractors and other agents, with all applicable anti-corruption and anti-bribery laws.

Increase in Production Costs

Changes in the Company’s production costs could have a major impact on its profitability. Its main production expenses are personnel and contractor costs, materials, and energy. Changes in costs of the Company’s mining and processing operations could occur as a result of unforeseen events, including international and local economic and political events, a change in commodity prices, increased costs (including oil, steel and diesel) and scarcity of labour, and could result in changes in profitability or Mineral Reserve estimates. Many of these factors may be beyond the Company’s control.

The Company relies on third party suppliers for a number of raw input materials. Any material increase in the cost of raw materials, or the inability by the Company to source third party suppliers for the supply of its raw materials, could have a material adverse effect on the Company’s results of operations or financial condition.

The Company prepares estimates of future cash costs and capital costs for its operations and projects. There is no assurance that actual costs will not exceed such estimates. Exceeding cost estimates could have an adverse impact on the Company’s future results of operations or financial condition.

Construction and Start-up of New Mines

The success of construction projects and the start-up of new mines by the Company is subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities and the conduct of mining operations (including environmental permits), the successful completion and operation of ore passes, the adsorption/desorption/recovery plants and conveyors to move ore, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the Company is dependent in connection with its construction

EXHIBIT 99.1
activities, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that current or future construction and start-up plans implemented by the Company will be successful, that the Company will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that the Company will be able to obtain all necessary governmental approvals and permits or that the completion of the construction, the start-up costs and the ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by the Company. Any of the foregoing factors could adversely impact the operations and financial condition of the Company.
Some of the Company’s projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly and economic returns may differ materially from the Company’s estimates.
 Commercial viability of a new mine or development project is predicated on many factors. Mineral Reserves and Mineral Resources projected by feasibility studies and technical assessments performed on the projects may not be realized, and the level of future metal prices needed to ensure commercial viability may not materialize. Consequently, there is a risk that start-up of new mine and development projects may be subject to write-down and/or closure as they may not be commercially viable.

Land Title

The acquisition and maintenance of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure mine tenure may be severely constrained. There is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. If these challenges are successful, this could have an adverse effect on the development of the Company’s properties as well as its results of operations, cash flows and financial position. In addition, the Company may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

Termination of Mining Concessions

The Company’s mining concessions may be terminated in certain circumstances. Under the laws of the jurisdictions where the Company’s operations, development projects and prospects are located, Mineral Resources belong to the state and governmental concessions are required to explore for, and exploit, Mineral Reserves. The Company holds mining, exploration and other related concessions in each of the jurisdictions where it is operating and where it is carrying on development projects and prospects. The concessions held by the Company in respect of its operations, development projects and prospects may be terminated under certain circumstances, including where minimum production levels are not achieved by the Company (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of the Company’s mining, exploration or other concessions could have a material adverse effect on the Company’s financial condition or results of operations.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial and technical resources than itself. Competition in the precious metals mining industry is primarily for: mineral rich properties that can be developed and produced economically; the technical expertise to find, develop, and operate such properties; the labour to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. Such competition may result in the Company being unable to acquire desired properties, to recruit or retain qualified employees or to acquire the capital necessary to fund its operations and develop its properties. Existing or future competition in the mining industry could materially adversely affect the Company’s prospects for mineral exploration and success in the future.

EXHIBIT 99.1
Indebtedness

The Company’s ability to make scheduled payments on or refinance its debt obligations (if necessary) depends on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company’s control, including the market prices of gold, silver and copper. The Company may be unable to maintain a level of cash flow from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on the Company’s indebtedness, or maintain its debt covenants.

If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, or there is a contravention of its debt covenants, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness. The Company may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow it to meet its scheduled debt service obligations.

In addition, the Company conducts a substantial portion of its operations through its subsidiaries, certain of which in the future may not be guarantors of its indebtedness. Accordingly, repayment of its indebtedness is dependent on the generation of cash flow by its subsidiaries and their ability to make such cash available to the Company, by dividend, debt repayment or otherwise. Unless they are guarantors of the Company’s indebtedness, its subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. The Company’s subsidiaries may not be able to, or may not be permitted to, make distributions to enable the Company to make payments in respect of its indebtedness.

Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit the Company’s ability to obtain cash from the Company’s subsidiaries. While the indenture governing the Company’s outstanding notes limits the ability of the Company’s subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Company, these limitations are subject to qualifications and exceptions. In the event that the Company does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness.

The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its financial position and results of operations and its ability to satisfy its obligations.

Additional Capital

The exploration and development of the Company’s properties, including continuing exploration and development projects, and the construction or expansion of mining facilities and commencement or expansion of mining operations, may require substantial additional financing. Failure to obtain sufficient financing will result in a delay or indefinite postponement of exploration, development or production on any or all of the Company’s properties or even a loss of a property interest. Additional financing may not be available when needed or if available, the terms of such financing might not be favourable to the Company and might involve substantial dilution to existing shareholders. Failure to raise capital when needed could have a material adverse effect on the Company’s business, financial condition and results of operations.

Currency Fluctuations

Currency fluctuations may affect the Company’s capital costs and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a United States dollar price, but a portion of the Company’s operating and capital expenses are incurred in Brazilian reais, Argentine pesos, Chilean pesos, Canadian dollars and, to a lesser extent, the Euro. The appreciation of foreign currencies, particularly the Brazilian real and the Chilean peso, against the United States dollar would increase the costs of gold production at such mining operations, which could materially and adversely affect the Company’s earnings and financial condition. The Company has hedged only a portion of its Brazilian real and Chilean peso risks, and none of the other currencies in which it functions, and is therefore exposed to currency fluctuation risks. See “General Development of the Business – History – Hedge Programs”.
Additionally, certain exploration and assets, including the Monument Bay Project as well as the Canadian Malartic Mine, are located in Canada and the costs associated with such assets are primarily denominated in Canadian dollars. However, revenue generated from the sale of gold and silver from such assets is in United States

EXHIBIT 99.1
dollars and some of the costs associated with such assets are denominated in currencies other than the Canadian dollar. Any appreciation of the Canadian dollar vis-à-vis these currencies could have a material adverse effect on the Company’s business, financial condition and results of operations.

Write-downs and Impairments

Mineral interests are the most significant assets of the Company and represent capitalized expenditures related to the development and construction of mining properties and related property, plant and equipment and the value assigned to exploration potential on acquisition. The costs associated with mining properties are separately allocated to exploration potential, Mineral Reserves and Mineral Resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained in properties to which they relate.

The Company reviews and evaluates its mining interests and any associated or allocated goodwill for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the recoverable value of the asset is less than the carrying amount of the asset. An impairment loss is measured and recorded to the net recoverable value of the asset. The recoverable value of the asset is the higher of: (i) value in use (being the net present value of total expected future cash flows); and (ii) fair value less costs to sell.

The Company also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased. If any such indication exists, the Company estimates the recoverable amount and considers the reversal of the impairment loss recognized in prior periods for all assets other than goodwill. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Fair value is the value obtained from an active market or binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the asset in an arm’s length transaction. This is often estimated using discounted cash flow techniques. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of International Accounting Standard 36 in a discounted cash flow model. Where a recoverable amount is assessed using discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. Assumptions underlying fair value estimates are subject to significant risks and uncertainties. Where third-party pricing services are used, the valuation techniques and assumptions used by the pricing services are reviewed by the Company to ensure compliance with the accounting policies and internal control over financial reporting of the Company. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

The assumptions used in the valuation of work-in process inventories by the Company include estimates of metal contained in the ore stacked on leach pads, assumptions of the amount of metal stacked that is expected to be recovered from the leach pads, estimates of metal contained in ore stock piles, assumptions of the amount of metal that will be crushed for concentrate, estimates of metal-in-circuit, estimated costs of completion to final product to be incurred and an assumption of the gold, silver and copper price expected to be realized when the gold, silver and copper is recovered. The recoverable values of assets are highly dependent on several factors including metal prices and the prevailing cost environment, and the recoverable values of some properties are more sensitive to metal prices than others. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories to net realizable value, which would reduce the Company’s earnings and working capital. Net realizable value is determined as the difference between costs to complete production into a saleable form and the estimated future precious metal prices based on prevailing and long-term metal prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of write-down is reversed up to the lower of the new net realizable value or the original cost.

Although management makes its best estimates, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties. Any impairment estimates, which are based on applicable key assumptions and sensitivity analysis, are based on

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management’s best knowledge of the amounts, events or actions at such time, and the actual future outcomes may differ from any estimates that are provided by the Company. Any impairment charges on the Company’s mineral projects could adversely affect its results of operations.

Shareholder Activism

In recent years, publicly-traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders won’t publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company reputation and divert the attention and resources of the Company management and the Company’s board of directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes, and may attempt to acquire control of Yamana to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Company’s board of directors, this could adversely effect Yamana’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely effect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding may have a material adverse effect on the Company’s financial position or results of operations. See “Legal Proceedings and Regulatory Actions” for further details on ongoing legal proceedings.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Available for sale financial assets are reviewed quarterly for possible significant or prolonged decline in fair value requiring impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the fact and circumstances of the financial assets, the market price of actively traded securities, as well as the severity of loss, the financial position and near-term prospects of the investment, credit risk of the counterparties, the length of time the fair value has been below costs, both positive and negative evidence that the carrying amount is recoverable within a reasonable period of time, management’s intent and ability to hold the financial assets for a period of time sufficient to allow for any anticipated recovery of fair value and management’s market view and outlook. When a decline in the fair value of an available-for-sale investment has been recognized in Other Comprehensive Income (“OCI”) and there is objective evidence that the asset is impaired after management’s review, any cumulative losses that had been recognized in OCI are reclassified to net income in that period as an impairment loss. The reclassification is calculated as the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized, if applicable. Impairment losses recognized in net income for an investment are subject to reversal, except for an equity instrument classified as available-for-sale.

Use of Derivatives

From time to time the Company may use certain derivative products as hedging instruments and to manage the risks associated with changes in gold prices, silver prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including, among other things: (i) credit risk — the risk of default on amounts owing to the Company by the counterparties with which the Company has entered into transactions; (ii) market liquidity risk — risk that the Company has entered into a derivative position

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that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; and (iii) unrealized mark-to-market risk — the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in the Company incurring an unrealized mark-to-market loss in respect of such derivative products.

Acquisitions and Integration

From time to time the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material ore body may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Amendments to Mining Laws and Regulations

The mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment. Although the Company believes that its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development of the Company’s properties. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition and results of operations.

Community Relations

The Company’s relationships with the communities in which it operates and other stakeholders are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. The evolving expectations related to human rights, indigenous rights, and environmental protection may result in opposition to the Company’s current and future operations or further development or new development of the Company’s projects and mines. Such opposition may be directed through legal or administrative proceedings or expressed in manifestations such as protests, roadblocks or other forms of public expression against the Company’s activities, and may have a negative impact on the Company’s reputation and operations.

Opposition by any of the aforementioned groups to the Company’s operations may require modification of, or preclude the operation or development of, the Company’s projects and mines or may require the Company to enter into agreements with such groups or local governments with respect to the Company’s projects and mines, in some cases, causing increased cost and considerable delays to the advancement of the Company’s projects. Further, publicity adverse to the Company, its operations or extractive industries generally, could have an adverse effect on the Company and may impact relationships with the communities in which Yamana operates and other stakeholders. While the Company is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

The Canadian Malartic Mine, in which the Company holds a 50% interest, is located adjacent to the community of Malartic. The Canadian Malartic GP continues to work with the Quebec Ministry of Transport and the

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town of Malartic on the deviation of Quebec provincial highway No. 117 to gain access to the higher grade Barnat deposit. The final layout and an environmental impact assessment were completed at the end of January 2015. Most of the required Certificates of Authorization related to the mine extension and highway 117 deviation have been submitted and authorizations have been granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). As per the decrees related to the mine extension and highway 117 deviation, additional Certificates of Authorizations will be required. (see “– Material Producing Mines – Canadian Malartic Mine”).

In addition, on August 2, 2016, the Canadian Malartic GP was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine in the southern sector of Malartic. The class action was certified on May 5, 2017. In fall 2019, the Canadian Malartic GP settled a class action lawsuit with respect to allegations involving the Canadian Malartic Mine. See “Legal Proceedings and Regulatory Actions” for further details on the class action lawsuit.

Since the spring of 2015, the Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the class action lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and a home acquisition program, began on September 1, 2016. Under the compensation program, over 90% of the residents of Malartic have agreed to participate in the compensation program. Compensation offered to eligible residents of the northern sector of Malartic in 2017 was paid in the first quarter of 2018. Compensation offered to eligible residents of the southern sector of Malartic, who are also members of the above‑noted class action, was paid in the third and fourth quarters of 2018 following a final judgment that allowed these residents to individually settle with the Canadian Malartic GP until the end of the class action opt-out period. Compensation offered to both eligible residents of the northern and southern sectors of Malartic in 2018 was paid in the first quarter of 2019, as the class action opt-out period will not be completed prior to then. Compensation offered to eligible residents of Malartic in 2019 is expected to be paid in the first quarter of 2020.To date, 47 residences have been acquired in the southern sector of Malartic under the acquisition program of the Good Neighbour Guide, of which 37 of them have subsequently been sold under the Canadian Malartic GP’s resale program that was implemented in April 2018.
 As part of ongoing stakeholder engagement, the Canadian Malartic GP is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.
 The Company’s other projects, including exploration projects, may also be impacted by relations with various community stakeholders, and the Company’s ability to develop related mining assets may still be affected by unforeseen outcomes from such community relations.

Non-Governmental Organizations

Certain non-governmental organizations (“NGOs”) that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to the Company’s operations, could have an adverse effect on the Company’s reputation, impact the Company’s relationship with the communities in which it operates and ultimately have a material adverse effect on the Company’s business, financial condition and results of operations.

NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel the Company’s rights, permits and licences. NGOs may also lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to the Company’s business activities, which, if made, could have a material adverse effect on the Company’s business, financial condition and results of operations.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of its employees and the Company’s operations would be adversely affected if it fails to maintain satisfactory labour relations. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in whose jurisdictions the Company carries on business. For example, during the first quarter of 2017, there was a temporary suspension of operations associated

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with the strike of one of the Company’s unions, before collective bargaining negotiations were resumed and concluded. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, results of operations and financial condition.

Foreign Subsidiaries
The Company is a holding company that conducts operations through subsidiaries, including foreign subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and stock price.

Reliance on Local Advisors and Consultants in Foreign Jurisdictions

The Company holds mining and exploration properties in Brazil, Argentina, and Chile, in addition to Canada. The legal and regulatory requirements in these countries with respect to conducting mineral exploration and mining activities, banking system and controls, as well as local business culture and practices are different from those in Canada and the United States. The officers and directors of the Company must rely, to a great extent, on the Company’s local legal counsel and local consultants retained by the Company in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect the Company’s business operations, and to assist the Company with its governmental relations. The Company must rely, to some extent, on those members of management and the Company’s board of directors who have previous experience working and conducting business in these countries in order to enhance its understanding of and appreciation for the local business culture and practices. The Company also relies on the advice of local experts and professionals in connection with current and new regulations that develop in respect of banking, financing, labour, litigation and tax matters in these countries. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices are beyond the control of the Company. The impact of any such changes may adversely affect the business of the Company.
Market Price of Common Shares

The common shares are listed on the TSX and the NYSE. The price of the common shares is likely to be significantly affected by short-term changes in gold, silver or copper prices or in the Company’s financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Company’s performance that may have an effect on the price of the common shares include the following: the extent of analytical coverage available to investors concerning the Company’s business may be limited if investment banks with research capabilities do not continue to follow the Company’s securities; the lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; and the size of the Company’s public float may limit the ability of some institutions to invest in the Company’s securities. The extent to which COVID-19 impacts the market for Company’s securities will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the COVID-19 outbreak and the actions taken to contain or treat the COVID-19 outbreak.

As a result of any of these factors, the market price of the common shares at any given point in time may not accurately reflect the Company’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Global Financial Conditions

Global financial conditions continue to be characterized as volatile. In recent years, global markets have been adversely impacted by various credit crises and significant fluctuations in fuel and energy costs and metals prices. Many industries, including the mining industry, have been impacted by these market conditions. Global financial conditions remain subject to sudden and rapid destabilizations in response to future events, as government authorities may have limited resources to respond to future crises. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future crises may be precipitated by any number of causes, including natural disasters, geopolitical instability, changes to energy prices or sovereign defaults. If increased levels of volatility continue or in the event of a rapid destabilization

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of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, including gold, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities.

Credit Rating

There can be no assurance that the credit ratings and outlook assigned to the Company’s debt securities or to Yamana will remain in effect for any given period of time or that any such rating or outlook will not be revised downward or withdrawn entirely by a rating agency. Real or anticipated changes in credit ratings or outlook assigned to the Company’s debt securities will generally affect the market price of its debt securities. In addition, real or anticipated changes in its credit ratings may also affect the cost at which the Company can access the capital markets. If such ratings decline and its cost of accessing capital markets increases, the Company may not be able to fund proposed capital expenditures and other operations in the future.

Dividend Policy

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the growth of the operating cash flows of the Company. Effective for the first quarter of 2020, the Company increased its annual dividend to $0.05 per share. The Company has also implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required, were the gold price to decline and negatively impact margins over a longer period of time. See “General Development of the Business – History – Dividend Policy” and “Dividends”.

Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs. There can be no assurance that dividends will continue to be paid in the future or on the same terms as are currently paid by the Company.

Dilution to Common Shares

During the life of the Company’s options and other rights granted or assumed by the Company, the holders are given an opportunity to profit from a rise in the market price of the common shares with a resulting dilution in the interest of the other shareholders. The Company’s ability to obtain additional financing during the period such rights that are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the price of the common shares. The holders of options and other rights of the Company may exercise such securities at a time when the Company would, in all likelihood, be able to obtain any needed capital by a new offering of securities on terms more favourable than those provided by the outstanding rights.

The increase in the number of common shares in the market and the possibility of sales of such shares may have a depressive effect on the price of the common shares. In addition, as a result of the issuance of additional common shares, the voting power of the Company’s existing shareholders will be diluted.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of common shares in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares. Substantially all of the common shares not held by affiliates of the Company can be resold without material restriction either in the United States, Canada or both.

Dependence Upon Key Management Personnel and Executives

The Company is dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company. The Company’s ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more key employees or the failure to and attract and retain new personnel could have a material adverse effect on the Company’s ability to manage and expand the Company’s business. The Company has entered into employment agreements with certain of its key executives.

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Possible Conflicts of Interest of Directors and Officers of the Company

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development and, consequently, there exists the possibility for such directors and officers to be in a position of conflict. There can be no assurance that any decision made by any of such directors and officers involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In the event that the Company’s directors and officers are subject to conflicts of interest, there may be a material adverse effect on its business.

Disclosure and Internal Controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”). Disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required decisions. The Company has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The Company’s failure to satisfy the requirements of applicable Canadian securities laws on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm its business and negatively impact the trading price of the common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

Enforcement of Legal Rights

The Company has material subsidiaries organized under the laws of Brazil, Argentina and Chile and certain of the Company’s directors, management and personnel are located in foreign jurisdictions. Given that the majority of the Company’s material assets and certain of its directors, management and personnel are located outside of Canada, investors may have difficulty in effecting service of process within Canada and collecting from or enforcing against the Company, or its directors and officers, any judgments issued by the Canadian courts or Canadian securities regulatory authorities and predicated on the civil liability provisions of Canadian securities legislation or other laws of Canada. Similarly, in the event a dispute arises in connection with the Company’s foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.

Failures of Information Systems or Information Security Threats

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with the Company’s operations. The Company’s operations depend, in part, on how well the Company and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenditures to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that it will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

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Any of these factors could have a material adverse effect on the Company’s results of operations, cash flows and financial position.

Technical Information

Unless otherwise indicated, the estimated Mineral Reserves and Mineral Resources for the Company’s various mines and mineral projects set forth herein, with the exception of the Alumbrera Mine (see “JORC Code Definitions”, below), have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (the “CIM Standards”). The following definitions are reproduced from the CIM Standards:

The term “Mineral Resource” means a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Material of economic interest refers to diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource is based on limited information and sampling gathered through appropriate sampling techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

The term “Mineral Reserve” means the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves (as hereinafter defined) and Proven Mineral Reserves (as hereinafter defined). Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility.

The term “Probable Mineral Reserve” means the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve. Probable Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors. Proven Mineral Reserve estimates must be demonstrated to be economic, at the time of reporting, by at least a pre-feasibility study.

The term “Modifying Factors” means considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

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JORC Code Definitions

The estimated Ore Reserves and Mineral Resources for the Alumbrera Mine have been estimated in accordance with the current (2012) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101. The following definitions are reproduced from the JORC Code:

The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, including a pre-feasibility study or a feasibility study, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in the CIM Standards. If the Ore Reserves and Mineral Resources for the Alumbrera Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

EXHIBIT 99.1
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

This section uses the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource”. United States investors are advised that while such terms are recognized and required by Canadian regulations, the Commission does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not, except in limited circumstances, form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. See also “Introductory Notes – Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Mineral Resources”.

Non-GAAP Performance Measures

The Company uses non-GAAP measures to supplement our financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

These include:

•Cash Costs per gold equivalent ounce (“GEO”) sold;
•All-in Sustaining Costs per GEO sold;
•Net Debt;
•Net Free Cash Flow;
•Average realized price per ounce of gold/silver sold; and
•Average realized price per pound of copper sold;

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable.

The reconciliations to the above-noted non-GAAP financial measures to the most directly comparable measure reported in the Consolidated Financial Statements can be found in the Company’s MD&A for the year ended December 31, 2019 available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

GEO Production and Sales
Production and sales of silver are treated as a gold equivalent in determining a combined precious metal production or sales unit, commonly referred to as gold equivalent ounces ("GEO"). Specifically, guidance GEO produced are calculated by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production. Actual GEO production and sales calculations are based on an average realized gold to silver price ratio for the relevant period.

Cash Costs and All-In Sustaining Costs
The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.

EXHIBIT 99.1
The measure of cash costs and all-in sustaining costs ("AISC"), along with revenue from sales, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial measure. The terms "cash costs per GEO sold" and "AISC per GEO sold" do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs. The Company believes that such measure provides useful information about its underlying Cash costs of operations. Cash costs are computed on a weighted average basis as follows:

•Cash costs per GEO sold - The total costs used as the numerator of the unitary calculation represent cost of sales excluding DDA, net of treatment and refining charges. The attributable cost is calculated net of by-products by applying copper and zinc net revenues, which are incidental to the production of precious metals, as a credit to GEO sold, thereby allowing the Company’s management and stakeholders to assess net costs of precious metal sales. These costs are then divided by GEO sold.

AISC figures are calculated in accordance with a standard developed by the World Gold Council (“WGC”) (a non-regulatory, market development organization for the gold industry). Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

AISC seeks to represent total sustaining expenditures of producing and selling GEO from current operations. The total costs used as the numerator of the unitary calculation represent cash costs (as defined above), and includes cost components of mine sustaining capital expenditures including stripping and underground mine development, corporate and mine-site general and administrative expense, sustaining mine-site exploration and evaluation expensed and capitalized and accretion and amortization of reclamation and remediation. AISC do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, borrowing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. AISC are computed on a weighted average basis as follows:

•AISC per GEO sold - reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the GEO production and sales activities but net of by-product revenue credits from sales of copper and zinc.

Additional Line Items or Subtotals in Financial Statements

The Company uses the following additional line items and subtotals in the Consolidated Financial Statements as contemplated in IAS 1: Presentation of Financial Statements:

•Gross margin excluding depletion, depreciation and amortization – represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization. This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.
•Mine operating earnings – represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•Operating earnings (loss)– represents the amount of earnings (loss) before finance costs, other income (costs), and income tax recovery/expense. This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads. Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.
•Cash flows from operating activities before income taxes paid and net change in working capital – excludes the payments made during the period related to income taxes and tax related payments and the movement from period-to-period in working capital items including trade and other receivables, other assets,

EXHIBIT 99.1
inventories, trade and other payables. Working capital and income taxes can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for income taxes paid and tax related payments and the working capital change during the reporting period.
•Cash flows from operating activities before net change in working capital – excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables. Working capital can be volatile due to numerous factors, such as the timing of payment and receipt. As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company’s management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associated with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operating activities and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

EXHIBIT 99.1
Mineral Projects
Summary of Mineral Reserve and Mineral Resource Estimates

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral projects as at December 31, 2019. See “Interests of Experts”.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Canadian Malartic (50%)	23,847	0.83	635	43,057	1.27	1,754	66,904	1.11	2,389
Cerro Moro	12	5.99	2	1,518	10.79	526	1,530	10.75	529
El Peñón Ore	577	5.03	93	5,078	4.85	792	5,655	4.87	885
El Peñón Stockpiles	18	3.03	2	724	1.23	29	742	1.28	31
Total El Peñón	595	4.97	95	5,802	4.40	821	6,397	4.45	916
Jacobina	20,720	2.29	1,525	13,456	2.24	968	34,176	2.27	2,493
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Minera Florida Ore	1,275	3.61	148	2,186	3.76	264	3,461	3.71	413
Minera Florida Tailings	-	-	-	-	1,248	0.94	38	1,248	0.94
Total Minera Florida	1,275	3.61	148	3,434	2.74	302	4,709	2.98	450
Total Gold Mineral Reserves	52,799	1.89	3,204	69,598	2.08	4,656	122,397	2.00	7,859
Agua Rica	587,200	0.25	4,720	517,600	0.16	2,663	1,104,800	0.21	7,382
Alumbrera (12.5%)	8,435	0.39	105	294	0.37	3	8,728	0.39	109
Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	12	1158.5	456	1,518	614.8	30,005	1,530	619.2	30,461
El Peñón Ore	577	169.9	3,153	5,078	163.4	26,679	5,655	164.1	29,832
El Peñón Stockpiles	18	121.7	70	724	14.4	335	742	17.0	406
Total El Peñón	595	168.5	3,224	5,802	144.8	27,014	6,397	147.0	30,238
Minera Florida Ore	1,275	24.7	1,014	2,186	21.7	1,528	3,461	22.8	2,542
Minera Florida Tailings	-	-	-	1,248	14.5	584	1,248	14.5	584
Total Minera Florida	1,275	24.7	1,014	3,434	19.1	2,112	4,709	20.6	3,125
Total Silver Mineral Reserves	1,882	77.6	4,694	10,754	171.0	59,131	12,636	157.1	63,824
Agua Rica	587,200	3.0	57,014	517,600	2.6	43,766	1,104,800	2.8	100,781
Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	587,200	0.57	7,379	517,600	0.39	4,450	1,104,800	0.49	11,829
Alumbrera (12.5%)	8,435	0.40	75	294	0.38	2	8,728	0.40	77
Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida Ore	1,275	1.29	36	2,186	1.18	57	3,461	1.22	93
Minera Florida Tailings	-	-	-	1,248	0.58	16	1,248	0.58	16
Total Zinc Mineral Reserves	1,275	1.29	36	3,434	0.96	73	4,709	1.05	109
Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	587,200	0.03	388	517,600	0.03	342	1,104,800	0.03	731
Alumbrera (12.5%)	8,435	0.013	2	294	0.014	-	8,728	0.013	3

EXHIBIT 99.1
Mineral Resources (Measured, Indicated and Inferred)

The following table set forth the Mineral Resource estimates and for the Company’s mineral projects as at December 31, 2019. See “Interests of Experts”.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Arco Sul	-	-	-	-	-	-	-	-	-
Canadian Malartic Open Pit (50%)	2,020	1.42	92	6,720	1.57	339	8,740	1.54	431
Odyssey Underground (50%)	-	0	-	1,011	2.10	68	1,011	2.10	68
East Malartic Underground (50%)	-	0	-	4,962	2.18	347	4,962	2.18	347
East Gouldie Underground (50%)	-	0	-	-	-	-	-	-	-
Canadian Malartic Total (50%)	2,020	1.42	92	12,693	1.85	755	14,713	1.79	847
Cerro Moro	18	9.02	5	1,234	4.33	172	1,252	4.40	177
El Peñón Mine	627	4.53	91	5,631	2.93	530	6,257	3.09	621
El Peñón Tailings	-	-	-	-	-	-	-	-	-
El Peñón Stockpiles	-	-	-	1,019	1.13	37	1,019	1.13	37
El Peñón Total	627	4.53	91	6,650	2.65	567	7,276	2.81	658
Jacobina	27,705	2.26	2,014	14,765	2.27	1,076	42,470	2.26	3,090
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760
Lavra Velha	-	-	-	-	-	-	-	-	-
Minera Florida	2,377	5.15	394	3,475	4.79	535	5,852	4.93	928
Monument Bay	-	-	-	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	-	-	-	4,700	15	2,286	4,700	15.00	2,286
Total Gold Mineral Resources	49,268	1.89	2,998	214,165	1.41	9,675	263,433	1.5	12,672
Agua Rica	53,600	0.13	224	206,300	0.11	730	259,900	0.11	954
Alumbrera (12.5%)	6,737	0.34	74	1,916	0.53	33	8,653	0.38	107
Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	18	1012.2	587	1,234	333.3	13,222	1,252	343	13,809
El Peñón Mine	627	123.3	2,484	5,631	102.1	18,485	6,257	104.2	20,969
El Peñón Tailings	-	-	-	-	-	-	-	-	-
El Peñón Stockpiles	-	-	-	1,019	28.8	942	1,019	28.8	942
El Peñón Total	627	123.3	2,484	6,650	90.9	19,427	7,276	93.7	21,911
Minera Florida	2,377	32.3	2,467	3,475	26.2	2,922	5,852	28.6	5,389
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.0	3,523
Total Silver Mineral Resources	3,021	57	5,538	16,059	75.7	39,095	19,080	72.8	44,632
Agua Rica	53,600	1.6	2,671	206,300	1.9	12,337	259,900	1.8	15,008
Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	53,600	0.22	260	206,300	0.30	1,364	259,900	0.28	1,624
Alumbrera (12.5%)	6,737	0.33	49	1,916	0.23	10	8,653	0.31	58
Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	2,377	1.41	74	3,475	1.41	108	5,852	1.41	182
Total Zinc Mineral Resources	2,377	1.41	74	3,475	1.41	108	5,852	1.41	182

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Agua Rica	53,600	0.020	24	206,300	0.030	136	259,900	0.030	160
Alumbrera (12.5%)	6,132	0.016	2	462	0.013	-	6,593	0.015	2

EXHIBIT 99.1

	Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Arco Sul	5,000	4.02	646
Canadian Malartic Open Pit (50%)	2,354	1.22	92
Odyssey Underground (50%)	11,684	2.22	833
East Malartic Underground (50%)	39,382	2.05	2,596
East Gouldie Underground (50%)	12,760	3.34	1,369
Canadian Malartic Total (50%)	66,180	2.30	4,890
Cerro Moro	2,175	3.91	273
El Peñón Mine	4,510	3.38	490
El Peñón Tailings	13,767	0.55	245
El Peñón Stockpiles	-	-	-
El Peñón Total	18,276	1.25	735
Jacobina	18,528	2.36	1,406
Jeronimo (57%)	1,118	4.49	161
La Pepa	37,900	0.50	620
Lavra Velha	3,934	4.29	543
Minera Florida	4,365	5.32	747
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Total Gold Mineral Resources	200,323	1.87	12,075
Agua Rica	742,900	0.09	2,150
Alumbrera (12.5%)	849	0.46	13

Silver
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Cerro Moro	2,175	222.2	15,542
El Peñón Mine	4,510	120	17,406
El Peñón Tailings	13,767	18.9	8,380
El Peñón Stockpiles	-	-	-
El Peñón Total	18,276	43.9	25,786
Minera Florida	4,365	25.1	3,517
Suyai	900	21.0	575
Total Silver Mineral Resources	25,717	54.9	45,421
Agua Rica	742,900	1.6	38,693

Copper
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Agua Rica	742,900	0.23	3,767
Alumbrera (12.5%)	849	0.21	4

Zinc
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Minera Florida	4,365	1.20	116
Total Zinc Mineral Resources	4,365	1.20	116

Molybdenum
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Agua Rica	742,900	0.030	491
Alumbrera (12.5%)	85	0.014	0.03

EXHIBIT 99.1
Mineral Reserve and Mineral Resource Reporting Notes
1.Metal Price, Cut-off Grade, Metallurgical Recovery:

Mine	Mineral Reserves	Mineral Resources

Arco Sul	N/A	Price assumption: $1,500 gold
2.5 g/t gold cut-off
Canadian Malartic (50%)	Price assumption: $1,200 gold	Price assumption: $1,200 gold
	Open pit cut-off grades range from 0.40 to 0.43 g/t gold	Cut-off grades range from 0.40 to 0.43 g/t gold inside pit to 1.0 g/t gold outside or below pit
	Metallurgical recoveries for gold averaging 90.2%	Underground Cut-off grade at Odyssey is 1.15 to 1.35 g/t gold (stope optimized
Underground Cut-off grade at East Malartic is 1.30 to 1.60 g/t gold (stope optimized)
Underground Cut-off grade at East Gouldie is 1.35 to 1.55 g/t gold (stope optimized)
Cerro Moro	Price assumption: $1,250 gold and $18.00 silver	Cut-off grade at 3.0 g/t Aueq.
Open pit cut-off at 123 NSR $/ton and Underground cut-off at 215 NSR $/ton
Metallurgical recoveries average 95% for gold and 93% for silver
El Peñón	Price Assumption: $1,250 gold, $18.00 silver	Price Assumption: $1,250 gold, $18.00 silver
Open Pit cut-off at $43.15/t
Underground cut-off at $127.90/t
Low grade stockpiles cut-off 0.90 g/t gold equivalent
Metallurgical recoveries for open pit ores range from 86.56% to 90.29% for gold and from 83.53% to 86.95% for silve
Metallurgical recoveries for underground ores range from 77.0% to 96.9% for gold and from 63.0% to 94.4% for silve
Metallurgical recoveries for low grade stockpiles are 95.2% for gold and 83.0% for silver	Underground cut-off at $95.93/t, which corresponds to 75% of the cut-off value used to estimate the Mineral Reserves
Mineral Resources contained in tailings and stockpiles reported at cut-offs of 0.50 g/t and 0.79 g/t gold equivalent respectively
Metallurgical recoveries for underground ores range from 77.0% to 96.9% for gold and from 63.0% to 94.4% for silver
Metallurgical recoveries for tailings estimated to be 60% for gold and 30% for silver
Metallurgical recoveries for stockpiles estimated to be 88.0% for gold and 80.8% for Silver
Jacobina	Price assumptions: $1,250 gold Underground reserves are reported at variable cut-off grades by zone ranging from 1.12 g/t gold to 1.30 g/t gold	Underground cut-off grade is 1.00 g/t gold, which corresponds to 75% of the cut-off used to estimate the Mineral Reserves
	Mineral Reserves includes lower grade supplemental ore which is incorporated into the life of mine plan, and which was previously categorized as Mineral Resources	Minimum mining width of 1.5 metres, considering internal waste and dilution
Metallurgical recovery is 96%
Jeronimo (57%)	Price Assumption:$900 gold Cut-off grade at 2.0 g/t gold Metallurgical recovery for gold is 86%.	Cut-off grade at 2.0 g/t gold
La Pepa	N/A	Price Assumption: $780 gold cut-off grade at 0.30 g/t gold
Lavra Velha	N/A	Price assumption: $1,300 gold and $3.50 copper cut-off grade at 0.2 g/t gold and 0.1% copper

EXHIBIT 99.1

Minera Florida	Price assumption: $1,250/oz gold, $18.00/oz silver and $1.25/lb Zn.	Price assumption: $1,250/oz gold, $18.00/oz silver and $1.25/lb Zn.
	Underground cut-offs for Las Petaguas Zone $91.48/t and for the Core Mine Zones $92.86/t	Underground Mineral Resources are estimated at a cut-off grade of 2.50 g/t gold equivalent
	Metallurgical recoveries are 91.36% for gold, 62.93% for silver and 75.38% for zinc	Metallurgical recoveries are 91.36% for gold, 62.93% for silver and 75.38% for zinc
Monument Bay	N/A	Price Assumption: $1,200 gold
Cut-off grades are 0.4 g/t gold and 0.7 g/t gold for the open pits and 4.0 g/t gold for underground
Suyai	N/A	5.0 g/t gold cut-off inside mineralized wireframe modeling
Agua Rica	Mineral Reserves are estimated using a variable metallurgical recovery.	Mineral Resources are estimated using a variable metallurgical recovery.
	Average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered.	LOM average metallurgical recoveries of 86% Cu, 35% Au, 43% Ag, and 44% Mo were considered.
	Open pit Mineral Reserves are reported at a variable cut-off value averaging $8.42/t, based on metal price assumptions of US$3.00/lb Cu, $1,250/oz Au, $18/oz Ag, and $11/lb Mo. A LOM average open pit costs of $1.72/t moved, processing and G&A cost of $6.70/t of run of mine processed. The strip ratio of the Mineral Reserves is 1.7 with overall slope angles varying from 39° to 45° depending on the geotechnical sector.	Mineral Resources are constrained by an optimized pit shell based on metal price assumptions of $4.00/lb Cu, $1,600/oz Au, $24/oz Ag, and $11/lb Mo. Open pit Mineral Resources are reported at a variable cut-off value which averages $8.42/t milled with overall slope angles varying from 39° to 45° depending on the geotechnical sector.
Alumbrera Projects (12.5%)
Alumbrera Deposit	Price assumption: $1,250 gold, $2.91 copper	Price assumption: $1,250 gold, $2.95 copper.
	Underground cut-off at 0.5% copper equivalent	Underground cut-off at 0.43% copper equivalent
Metallurgical recoveries average 87.85% for copper and 72.31% for gold
Bajo El Durazno Deposit	N/A	Price assumption: $1,250 gold, $2.95 copper.
0.74 g/t Aueq cut-off within underground economic envelope

2. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and National Instrument 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.
4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
5. Mineral Reserves and Mineral Resources are reported as of December 31, 2019.
6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates at the Company’s material properties, see the qualified persons list below.
Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Sylvie Lampron, Eng., Canadian Malartic Corporation	Pascal Lehouiller, P. Geo, Canadian Malartic Corporation
El Peñón	Sergio Castro, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Dominic Chartier, P.Geo, Yamana Gold Inc.
Jacobina	Esteban Chacon, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Renan Garcia Lopes, MAusIMM CP(Geo), Yamana Gold Inc.

EXHIBIT 99.1
Material Producing Mines

Jacobina Mining Complex

Unless otherwise stated, the information, tables and figures that follow relating to Jacobina are derived in part from, and in some instances are extracts from, the technical report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated September 30, 2019 (the “Jacobina Report”), prepared by or under the supervision of Reno Pressacco, M.Sc.(A)., P.Geo., Scott C. Ladd, P.Eng., Brenna J.Y. Scholey, P.Eng. and Jeff C. Martin, P.Eng. of RPA (together the “Jacobina Qualified Persons”). The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Geology and Mineral Resources and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Jacobina Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

Jacobina is located in the state of Bahia in northeastern Brazil, approximately 330 kilometres northwest of the city of Salvador. Access to Jacobina is via paved secondary highway to the town of Jacobina. Well-maintained paved roads from the town of Jacobina provide access to the Jacobina property. The mine operates on a year-round basis.

Jacobina forms a contiguous elongated rectangle extending 155 kilometres in a north-south direction, and varying from 5 kilometres to 25 kilometres in width. Jacobina is comprised of approximately 5,954 ha of mining concessions, a mining claim covering 650 hectares, approximately 66,925 hectares of exploration permits, and approximately 4,300 hectares of exploration claims, all owned by Yamana through its wholly-owned subsidiary Jacobina Mineração e Comércio Ltda. (“JMC SA”). The exploration concessions are renewable on a three year basis and have annual fees ranging from US$1.00/ hectare to US$1.55/ hectare. JMC SA possesses all of the surface rights required for the development of its activities.

JMC SA does not pay royalties, however, it does pay taxes exclusive to the mineral sector federal agency called Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”), also known as the Brazilian mining royalty of 1.5%. JMC SA does not have any obligations in respect to back-in rights, payments, or other agreements or encumbrances.

JMC SA has all required permits to continue carrying out the proposed mining operations for Jacobina. With respect to dam safety, a December 2017 geotechnical safety inspection of site dams and related monitoring and operations rated their condition as satisfactory. Yamana is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

History

The Serra de Jacobina Mountains have been mined for gold since the late 17th century. Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 kilometre strike length, following the ridges of the mountain chain. Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896, with the total reported production of 84 kilograms of gold from a 130 metre long drift. The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s. The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 tonnes with an average recovered grade of 18.13 g/t Au during the 1950s and 1960s.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation. Mine development at Itapicurú (Morro do Vento area) commenced in October 1980 and the processing plant was commissioned in November 1982.

Exploration from 1984 to 1987 at the João Belo Norte Hill outlined sufficient Mineral Reserves to warrant an open pit operation, development of which commenced in August 1989. Underground development at João Belo commenced in 1990 and 538,000 t grading 1.44 g/t Au were produced, mainly from the open pit.

EXHIBIT 99.1
William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.

In September 2003, Desert Sun Mining (“DSM”) completed the required exploration expenditures to earn a 51% interest in Jacobina and then exercised its option to acquire the remaining 49% interest in Jacobina. Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004. DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005. Yamana acquired Jacobina when it completed the purchase of DSM in April 2006. Yamana owns a 100% interest in JMC SA.

Total production for Jacobina since mining commenced in 1983 to the end of 2019 is approximately 33.5 million tonnes at an average feed grade of 2.19 g/t Au with approximately 2.21 million ounces of gold produced, as shown in the table below.

Historical Gold Production to December 31, 2019
Year	Tonnes Processed	Au Feed Grade (g/t)	Metallurgical Recovery (%Au)	Gold Produced (oz Au)
1983	241,703	5.73	85.46	38,054
1984	301,946	5.18	92.48	46,529
1985	282,878	4.56	92.50	38,345
1986	311,174	3.60	92.50	33,312
1987	247,838	5.10	96.00	38,991
1988	244,628	5.33	96.00	40,238
1989	257,247	3.02	96.00	23,979
1990	681,955	2.01	96.00	42,202
1991	775,839	2.70	90.30	60,847
1992	594,181	2.57	89.90	44,184
1993	518,889	2.32	93.20	36,039
1994	551,141	2.54	90.00	40,582
1995	579,913	2.57	95.60	45,813
1996	591,107	2.36	94.60	42,390
1997	865,681	2.13	92.20	54,778
1998	741,089	1.91	93.00	42,386
1999-2004	0	0	0	0
2005	906,759	1.90	96.00	53,170
2006	1,418,508	1.86	96.00	81,272
2007	1,040,174	1.70	95.00	54,068
2008	1,388,087	1.83	89.86	73,241
2009	1,996,989	1.88	91.77	110,514
2010	2,158,096	1.89	93.30	122,152
2011	2,148,275	1.89	93.11	121,675
2012	2,104,683	1.84	93.73	116,862
2013	1,575,628	1.57	92.48	73,695
2014	1,419,031	1.78	92.93	75,650
2015	1,469,095	2.17	94.43	96,715
2016	1,802,855	2.17	95.71	120,478
2017	1,978,409	2.22	96.35	135,806
2018	2,035,457	2.30	96.21	144,695
2019	2,254,793	2.28	96.70	159,144
Total	33,484,048	2.19	93.91	2,207,806

Geological Setting, Mineralization and Deposit Types

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group. This formation is typically 500 metres thick but locally achieves thicknesses of up to one kilometre. The gold-bearing reefs range in size from less than 1.5 metres to 25 metres in width and can be followed along strike for hundreds of metres, and in some cases for kilometres. Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and pattern of gold distribution. The differences are likely due to changes in the depositional environment, and possibly also in the source areas. The sedimentary reefs are crosscut by ultramafic to mafic dikes that commonly occupy fault zones. Some contacts

EXHIBIT 99.1
between the reefs and crosscutting mafic and ultramafic intrusive rocks are enriched in gold. Not all conglomerates of the Serra do Córrego Formation are gold-bearing.

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates. Gold occurs as very fine grains of native gold typically 20 µm to 50 µm in size. Gold mineralization is locally re-mobilized into fractures which may crosscut pebbles in the conglomerates and interbedded quartzite.

The stratigraphic subdivisions of the Jacobina Group (Griffon, 1967; Mascarenhas et al., 1998) have long been controversial. While the stratigraphy in the Jacobina area is well documented, it is challenging to develop a usable nomenclature to define the eastern formations within the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations.

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 500 kilometres long, north-trending Contendas-Jacobina lineament. Thrust-faults, oblique sinistral-reverse faults, and regional tight and open folds, were developed in response to the strong westward-verging mass transport event, caused by the Paleoproterozoic continental/continental collision. To the west, the Jacobina Group is thrust over the Archean Mairi Complex, the Campo Formoso Mafic-Ultramafic Complex, and the late to post-tectonic granites (Miguel Calmon-Itapicuru, Mirangaba-Carnaíba and Campo Formoso intrusives), along a thrust-fault named the Jacobina Fault. This structural setting changes progressively eastwards, to a series of steeply east-dipping blocks, bounded by several subparallel reverse faults.

The Bahia Gold Belt overlays most of the Jacobina range, where quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated mountain ranges that rise up to 1,200 MASL. The longitudinal north-south valleys cutting the mountains as well as the east-west oriented valleys often correspond to recessive ultramafic sills and dikes. The Mairi Complex, a group of Archean-aged tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, underlie the flatter terrain east of the Jacobina range. At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex. The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt.

The gold mineralization found at Jacobina is hosted by four major lithologies: (i) conglomerate; (ii) quartzite, andalusite schist, and conglomerate-hosted; (iii) ultramafic-hosted; and (iv) mafic/intermediate dike-hosted (Golder Associates, 2008). Conglomerate-hosted deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic conglomerates with a greenish, fuchsite matrix, of the Serra do Córrego Formation. These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces. The quartzite, andalusite schist, and conglomerate-hosted group encompasses gold-bearing extensional quartz veins and veinlets related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local conglomerates of the Rio do Ouro and Serra da Paciência Formations. This style of mineralization is volumetrically a minor component at Jacobina and does not contribute significantly to the Mineral Resources. The ultramafic and mafic hosted deposits comprise narrow, up to four metre thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hanging wall contacts with the hosting quartzites and conglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência Formations. The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks. The main hydrothermal alteration types are silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization.

The mineralization at Jacobina consists of conglomerate hosted gold deposits generally interpreted to be paleoplacer gold deposits with some post depositional modification by structural and hydrothermal events similar to the Witwatersrand and Tarkwa deposits in South and West Africa. The age of deposition of the host sedimentary sequence was defined between 3.2Ga and 2.3Ga, however the conglomerates yielded more restricted, detrital zircon U-Pb ages of 3.4 to 3.2 Ga. The deposit was overprinted by deformation and hydrothermal alteration associated with a younger orogenic event (Age 1.9 Ga) that generated pervasive silicification, Cr-sericite (fuchsite) and some remobilization of gold along some fractures and faults.

Exploration

Since acquiring Jacobina, Yamana has carried out a regional mapping and sampling program with the goal of identifying additional occurrences of mineralized conglomerates at surface along the strike length of the Jacobina belt. Chip samples ranging from one kilogram to three kilograms in weight were collected, with samples mostly consisting of any occurrences of conglomerate units. Samples were submitted to the Jacobina analytical laboratory for determination of their gold contents. All chip samples were submitted according to Yamana’s QA/QC protocols.

EXHIBIT 99.1
During 2019, the Jacobina exploration team continued to expand and extend higher grade (>3.0g/t) mineralization down-dip and along strike at multiple zones close to current infrastructure, including at Canavieiras Sul, Canavieiras Norte and the south extension of João Belo. At Canavieiras Sul, new structural data collected from development drifts has resulted in new exploratory holes adding new high-grade resources /reserves in this area. Additional potential was defined at João Belo and Canavieiras extensions, and João Belo South. Infill drilling continued to improve confidence in sectors planned to be mined in the next three years.

During 2019, Jacobina increased gold Mineral Reserves by 19% over and above 2019 production depletion, based on updated models from Morro do Vento, João Belo, Canavieiras South, Canavieiras Central and Serra do Córrego mines. Inferred Mineral Resources increased by 398,000 ounces of gold, a 39% increase from year end 2018. Definition and expansion of new high-grade zones at existing mines and advancement of new targets will also continue in 2020. In terms of the regional exploration potential, the favourable Serra do Córrego Formation stratigraphy that hosts the gold mineralization at Jacobina has been traced along a strike length of approximately 150 kilometres within Yamana’s 78,000-hectare land package. Exploration programs have discovered many gold occurrences along this favourable stratigraphy, including the Serra Branca and Barrocão zones at Jacobina Norte project where gold mineralization in conglomerate has been discovered along a 15 kilometres long trend.

Drilling

To the end of December 2019, JMC SA reported that a total of 830,559 metres of surface and underground drilling has been completed in the immediate Jacobina area. Jacobina geologists follow a series of Standard Operating Procedures (“SOPs”) for the planning and execution of surface-based and underground-based diamond drilling programs. In brief, the procedures used during the diamond drilling programs are as follows:

1.The collar locations of all drill holes are marked by Jacobina survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

2.A Reflex Gyro survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at three metre intervals in each hole.

3.Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values. All information is digitally recorded on paper forms. This includes recording: lithologic contacts, descriptive geology, recording of heavy mineral and sulphide content, Intensity of various alteration types, structural features, such as fracture and fault zones, core angles, core diameter, downhole inclination, core recovery record and rock quality designation measurements.

A total of 48 exploratory drill holes with a total length of 10,101 metres were completed at Canavieiras Sul and Moro do Vento in 2019. Drilling in these areas targeted down-dip and along-strike extensions of mineralized reefs, including the southeast extension of the LVL, MU and LU reefs and northern extension of Maneira reef at Canavieiras Sul, and extension of the Main reef at the Moro do Vento mine. An additional 19 exploration holes with a total length of 7,599 metres were completed at João Belo extension and Canavieiras extension in 2019. Infill drilling in 2019 was completed at the Canavieiras Central and Morro do Vento Mines, where 37 holes totaling 9,644 metres were completed, including 28 holes (7,365 metres) at Canavieiras Central and 9 holes (2,279 metres) at Morro do Vento Norte.

The drill contractors used for surface drilling on the property were Geoserv Pesquisa Geologicas S.A., WFS Sondagem Ltda., Geocontrole, and Geologia e Sondagens Ltda. (Geosol). Underground diamond drilling was completed by Jacobina personnel. Yamana is of the opinion that the logging and recording procedures are consistent with industry standards and there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

Sampling, Analysis and Data Verification

Yamana employs a comprehensive QA/QC program for monitoring the assay results for samples generated from the exploration drilling programs, in-fill drilling programs, and grade control channel samples. Samples from the exploration drilling program are assayed using the Jacobina laboratory as the primary laboratory and the ALS Chemex laboratory located in Vespasiano, Brazil as the secondary laboratory. Samples from the in-fill drilling programs and from the grade control channel samples are assayed using the Jacobina laboratory as the primary laboratory and the SGS Geosol laboratory located in Vespasiano, Brazil as the secondary laboratory. The results

EXHIBIT 99.1
from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who present the results by means of detailed reports on a regular basis.

Sample preparation and analysis at the Jacobina laboratory is carried out according to a series of SOPs. The current methodology of sampling drill core and underground workings at Jacobina is described below.

Diamond drill core is carried out as follows:

•Core is placed in labelled boxes at the drill site and the boxes are transported by the drill contractor to the logging facility.
•All core is photographed.
•Sampling/assay intervals are generally 0.5 metres in length in the conglomerates and 1.0 metre in the boundary quartzites but can be shorter with respect to geological boundaries. Four 0.5 metre boundary samples are taken from the waste quartzites on each side of a conglomerate intersection.
•Sample numbers are assigned to the intervals. Certified reference material and blanks are inserted into the sample stream.
•Core samples (NQ, 47.6 millimetres) from the surface drilling are cut in half with one half sent for assay and the remainder stored on site. Underground drilling (LTK48, 35.3 millimetre and BQ, 36.5 millimetre) is sampled in its entirety. All the core samples are placed in bags and are sent to the mine laboratory at Jacobina for preparation and analysis.

Underground sampling is carried out as follows:

•Underground faces are washed and the contacts of the mineralization are marked.
•Channel samples are taken at right angles to the dip across the face in both ore and waste respecting the geological contacts. The normal sample length is 0.5 metres.
•Samples are bagged and sent to the Jacobina laboratory for preparation and assaying. Certified reference material and blanks are inserted into the sample stream.

The results of the underground samples are used for short term forecasting and grade control as well as in the grade estimation process for resource models. The following procedures are used by the Jacobina laboratory for sample preparation and assaying:

•A submittal form is filled out by a Jacobina geologist or technician and delivered with the samples to the mine laboratory.
•Samples are sorted, logged in, opened, and dried at 110ºC.
•The entire samples are crushed in a jaw crusher to better than 90% passing 10 mesh. Crushers are cleaned with compressed air between every sample and with quartz every tenth sample. Every second quartz sample is placed into the analytical sequence. Granulometric checks are done three times per shift.
•A 500 gram subsample is taken by a rotating splitter. The split is pulverized using a steel ring mill to better than 95% passing 150 mesh. Pulverisers are cleaned with compressed air after each sample and with quartz after every tenth sample. Every second quartz sample is placed into the analytical sequence. Granulometric checks are done three times per shift.
•Standard fire assay methods using a 50 gram pulp sample are used to determine total gold content. Samples logged with visible gold can be assayed using a metallic assay protocol. In this case a 500 gram split is pulverized to 95% passing 150 mesh and screening this pulp results in a fine and coarse fraction (containing any coarse gold) for assaying.
•The sample, fluxes, lead oxide litharge, and silver are mixed and fired at 1,100ºC to 1,170ºC for 50 to 60 minutes so that the precious metals report to the moltenlead metal phase. The samples are removed from the furnace and poured into molds. Next, the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 920ºC to 960ºC for one hour to oxidize all the lead and render a precious metal bead.
•The cupels are removed from the furnace and the beads are separated for acid digestion using nitric and hydrochloric acid to take the precious metals into solution. The sample solutions are analyzed by an atomic absorption spectrophotometer. For metallic assays, the coarse fraction is assayed in total and an aliquot of the fine fraction is analyzed. The gold concentration of the entire sample is determined by weighted average.
•Analytical batches contain 42 client samples, two pulp duplicates, two reagent blanks, and two certified standards.

The Jacobina laboratory is not accredited.

EXHIBIT 99.1
Yamana and JMC SA use certified reference materials (standards), blanks, and coarse crush duplicate samples and pulp duplicates to monitor the precision, accuracy, and quality of the laboratory. These standards are purchased from Geostats Pty Ltd. (Geostats) in Australia. Currently, Yamana has protocols in place for describing the frequency and type of QA/QC submission, the regularity of analysis of QA/QC results, failure limits, procedures to be followed in case of failure, or for flagging failures in the QA/QC database.

Samples are handled only by personnel authorized by JMC SA. Samples from the mining operation are delivered directly to the Jacobina laboratory each day upon completion of underground sampling. All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are logged and sampled, samples are subsequently delivered to the Jacobina laboratory.

Based on the data review and discussions with Jacobina personnel, Yamana is of the opinion that data entry and verification procedures of drill hole and channel sample data at Jacobina consistent with industry standards and the data is generally adequate for the purposes of Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

See below under “ Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Mineral Resource estimate for Jacobina was prepared in accordance with CIM Standards.

Preparation of the mineralized wireframe models ultimately used to estimate the block grades for the Mineral Resources began with the preparation of a structural model that reflected the current understanding of the location and offsets of the many post-mineralization faults presently in the mining areas. A series of lithological wireframe models were subsequently prepared to depict the overall view of the location and distribution of the quartz-pebble conglomerate reefs and the intervening massive quartzite beds. These lithological models were subsequently used to prepare wireframe models of the mineralized intervals. No minimum thickness was applied to the mineralized wireframes used to prepare the grade estimation domains. The mineralized wireframes were created using a cut-off grade of 0.5 g/t Au. Mineral Resources are reported within constraining volumes created using a cut-off grade of 1.0 g/t Au and minimum width of 1.5 m.

Yamana is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate for Jacobina.

The methodology used by Jacobina personnel in preparation of the Mineral Reserve estimate is summarized as follows:
•Verify geometries for the block model and resource wireframes;
•Confirm accurate block model depletion with excavated development and stope solids up to the effective reporting date;
•Discard any resources within 30 metres of the surface topography;
•Create automated stope shapes using MSO in Datamine using variable cut-off grades by zone and stope dimensions of 10 metres by 10 metres;
•Design stope polygons in Vulcan based on MSO stope shapes at section spacing of five metres to ten metres depending on mineralization continuity;
•Design the stope shapes in Vulcan based on the stope polygons and stope design parameters;
•Consider orebody geometry, mine layout, historical information, and geotechnical analysis;
•Design development shapes and cut development shapes from stope shapes;
•Evaluate all shapes against the block model and report mineralization tonnes and grade by class;
•Exclude stope shapes and associated development below cut-off grades; and
•Exclude all stopes containing a majority portion of Inferred Mineral Resources.

Yamana is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate for Jacobina.

Mineral Reserves include higher grade ore in the core zone as well as lower grade supplemental ore, encountered as a halo to the core Mineral Reserves. The Company’s mine plan prioritizes the mining of the core

EXHIBIT 99.1
Mineral Reserves and defers the majority of the mining and processing of the supplemental halo Mineral Reserves until late in the mine life.

Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Method

Jacobina utilizes the Sublevel Longhole Stoping (“SLS”) method without backfill to achieve an average production rate of approximately 6,500 tpd from the ramp accessed underground mines, including João Belo, Canavieiras, Serra do Córrego, Morro do Cuscuz, and Morro do Vento.

The SLS method consists of fan drilling. Production drill holes vary in size from 76 millimetres to 112.5 millimetres and are drilled using three types of fan drills including the Solo 5 7F, the Solo DL 420, and the Solo DL 421. For the most part, drill holes are kept within a length of 25 metres, which helps control deviation. Backfill is not required for the SLS mining method as the stopes are supported by pillars left in place, however development waste is increasingly being deposited in underground voids.

Tailings are currently managed in tailings storage facility B2 (“TSF B2”). TSF B2 includes a geomembrane liner to avoid seepage, and is raised on an ongoing basis using downstream construction, generally considered to be the safest form of dam construction. As of the end of 2019, TSF B2 is permitted with a remaining capacity of approximately 41 million tonnes, which is sufficient to manage Mineral Reserves as well as approximately 7 million additional tonnes. Previously tailings were managed at tailings storage facility B1 (“TSF B1”), which is located adjacent to TSF B2. TSF B1 is being decommissioned, with the vegetation cover expected to be completed in 2020.

Yamana is currently reviewing alternative mining methods and testing the suitability of the Jacobina tailings for paste fill or hydraulic fill applications. The results will be considered in a conceptual study to evaluate the potential for constructing a fill plant at Jacobina. Alternative mining methods and the use of backfill is likely to increase mining extraction, and in particular has the potential to increase conversion of Measured and Indicated Mineral Resources in pillars to Mineral Reserves.

The LOM plan, based only on Mineral Reserves, indicates mining for a total period of 15 years at an average daily production rate of 6,450 tpd, dropping below the average, to 3,400 tpd, in the final year of the LOM. Compared to the LOM plan outlined in the Jacobina Report, the mine life has extended by an additional two years as a result of replacing depletion of higher grade Mineral Reserves and inclusion of the supplementary lower grade ore late in the mine life. The LOM plan shows that the operation is ramping up to a sustainable production rate of 6,500 tpd by 2022. There is also an Inferred Mineral Resource that may be converted to Measured and Indicated Mineral Resources in the future with the required infill drilling, which has potential to extend the Mineral Reserve LOM plan.

Processing and Recovery Operations

In 2019, the processing plant at Jacobina achieved a record annual throughput of 2,254,793 tonnes, averaging 6,178 tonnes per calendar day. The average gold recovery in 2019 was 96.7%.

The processing plant utilizes a standard crush, grind, gravity, leach, adsorption, and desorption flowsheet. Crushing consists of three-stages to feed the grinding circuit. Grinding is performed by two ball mills in parallel using hydrocyclones in closed circuit for classification. Gravity concentration of gold is performed using centrifugal concentrators on cyclone underflow. The concentrate from the gravity concentrators is fed into intensive leach reactors, while the tails are recombined with cyclone underflow. Cyclone overflow reports to a pre-leach thickener which in turn feeds the leaching circuit using a conventional cyanidation process. The gold is extracted from the enriched solution produced in the leach tanks using carbon adsorption in the carbon-in-pulp (CIP) tanks. The gold is stripped from the carbon in an elution circuit, and gold recovery from the pregnant solution is performed in an electrowinning circuit. The electrowinning sludge is dried and mixed with flux prior to smelting to produce doré bars.

There are no known processing factors or deleterious elements that could have a significant effect on potential economic extraction.

In 2019, Jacobina commenced an optimization of the processing plant to stabilize throughput at a sustainable 6,500 tpd. Yamana refers to this optimization as Phase 1. The first step of the optimization was the installation of an Advanced Process Control system installed in early 2019. Other components of the optimization

EXHIBIT 99.1
include additional gravity concentrators, a new induction kiln, replacement of screens, and new CIP tanks. The project is scheduled for completion in June 2020 at a total capital cost of US$5.3 million. Following from Phase 1, Jacobina is studying the increase in throughput to between 7,500 and 8,500 tpd, referred to as Phase 2. If implemented, it is expected that the Phase 2 expansion would increase annual gold production and reduce operating costs with a positive impact on cash flow at Jacobina.

Infrastructure, Permitting and Compliance Activities

Currently, the major facilities associated with Jacobina include a conventional flotation mill, with leach and CIP tanks, which produces gold doré, mine and mill infrastructure including office buildings, shops, and equipment and TSF B2, which is permitted, and has a remaining capacity of approximately 41 million tonnes as of mid-2019, which is sufficient to manage Mineral Reserves as well as approximately 7 million additional tonnes.

Jacobina is in full production and all licences required by various government agencies covering the operation of the mines, mill, and TSF B2, have been obtained or applications for renewals have been filed. There are two remaining licences for which JMC SA requested a renewal in 2015. Renewal of these licenses is in process, and while in process the existing licenses are valid. For these renewal applications, the State Environmental Protection Agency (INEMA) has requested additional information, which JMC SA has provided and which is being reviewed by INEMA.

JMC SA has many active programs to cover all aspects of the environment in and around the mine complex, including an Environmental Control and Monitoring Plan, a Water Balance and Use program, a Recovery Plan for Degraded Areas, and a Solid Residue Management Program. JMC SA also carries out several environmental initiatives such as environmental education, environmental emergency brigade, and maintenance of certifications such as ISO 14001 and Cyanide International Code.

Given the current site status, and mitigation measures that are in effect at Jacobina, there are no known environmental issues that are anticipated to impact current mining plans. While noise and vibration from blasting have been identified as nuisances by residents, Yamana has taken steps to mitigate these nuisances, and reports that noise and vibration effects from blasting are below regulatory requirements.

The most significant environmental issues identified pertaining to Jacobina relate to closure, both in terms of the length of required post-closure treatment, monitoring, and maintenance, in addition to the potential cost of closure. With the potential for impacts to water from Metal Leaching/Acid Rock Drainage (ML/ARD), and an existing sulphate/metals plume collection system, there could be long term requirements and costs post-closure.

JMC SA has been active in engaging the local community with a series of cultural, social, and economic programs divided in three main categories: (i) corporative programs with direct investments in the community; (ii) arts and educations programs; and (iii) community strengthening programs JMC SA continues to develop engagement and communications with communities, and increase awareness of environmental work being conducted by JMC SA.

Capital and Operating Cost Estimates

The current total LOM capital costs estimate is approximately US$357 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over Jacobina’s 15 year LOM as set out in the following table:

EXHIBIT 99.1

Total LOM ($000s)
Sustaining Capital Costs	326,818
Mine Development	142,164
Infrastructure	70,981
Vehicles & Machinery	52,140
Tailings Dam	30,144
Hardware & Software	13,016
Other Sustaining CAPEX	18,373
Expansionary Capital Costs	30,259
Capacity Increase	8,587
Mine Development	7,306
Tailings Dam Expansions	11,895
Other Expansionary Capex	2,471
Total LOM Capital Costs	357,077

Capital costs do not include working capital, capitalized exploration, closure costs, or the Phase 2 plant expansion project. Operating costs are forecast to average US$41.04 per tonne over the LOM, as set out in the following table:

Total LOM ($/t)
Mining	23.33
Process	12.28
G&A	5.43
Total	41.04

Exploration, Development and Production

Drilling activities in previous years have been successful in the definition of the plunge of the higher grade portions of the mineralized zones and have discovered new mineralized zones such as João Belo Sul and the continuation of the mineralization in the East Block. Based on success in extending known Mineral Resources, Yamana is continuing exploration at the mining operations. Due to the quantity of material in the Mineral Reserve category and subsequent mine life, Yamana’s focus for 2019 was to continue to carry out in-fill drilling programs in support of converting Mineral Resources to Mineral Reserves. An additional focus was to carry out exploration programs in the vicinities of the current mines to search for the strike and depth extensions of the known mineralization in particular, to identify and delineate high-grade (i.e., >3.0g/t Au) zones.

El Peñón Mine

Unless otherwise stated, the information, tables and figures that follow relating to the El Peñón Mine are derived in part from, and in some instances are extracts from, the technical report entitled “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 (the “El Peñón Report”), prepared by or under the supervision of (the “El Peñón Qualified Persons”) Holger Krutzelmann, P.Eng., Normand Lecuyer, P.Eng. and Chester M. Moore, P. Eng., of RPA. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Geology and Mineral Resources and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the El Peñón Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The El Peñón Mine is located in the Atacama Desert in northern Chile, approximately 165 kilometres southeast of Antofagasta. Yamana owns 436 individual mining claims comprising an area of 90,087 hectares covering the El Peñón Mine, the Fortuna area and surrounding exploration lands. The Company became the 100% owner of El Peñón when it completed the final step of the acquisition of Meridian Gold Inc. (“Meridian”) on December 31, 2007. The mine operates on a year round basis. Antofagasta is the principle source of supply for the

EXHIBIT 99.1
mine. It is a port city with a population of 380,000 and daily air service to Santiago. The mine is accessible by a paved road, with travel time from Antofagasta to the mine being approximately 2.5 hours.

The El Peñón Mine is owned by Yamana through its wholly-owned subsidiary Minera Meridian Limitada (“MML”). MML is subject to a royalty tax between 5% and 14% based on the mining gross profit margin and currently pays approximately a 5% royalty tax.

At the El Peñón Mine, MML holds all the necessary environmental licenses and permits to operate the mine. Yamana is not aware of any environmental liabilities on the property and is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the work on the property

History

The discovery of El Peñón was the result of successful grassroots exploration carried out by geologists of FMC Gold Company (“FMC Gold”), predecessor to Meridian, through the early 1990s. Drill programs executed from 1993 through 2007 and prior to Yamana’s purchase of Meridian, Meridian and its predecessor FMC Gold completed 962,550 metres of exploration drilling and 616,909 metres of infill drilling. This work outlined approximately 5.5 million GEO of gold and silver resources that contained approximately 3.4 million ounces GEO of gold and silver reserves. In July 1998, Meridian made the decision to place the property in production, and construction on a 2,000 tpd mine and mill facility commenced later that same year. Production began in September 1999, ramping up to full capacity by January 2000 and has continued to the present day, continuously extending its mine life through exploration.

Since September 1999, the operation has run continually at design and increased capacity, treating both open pit and underground ore. As of December 31, 2019, the mine has produced approximately 20,447,308 tonnes of ore grading 8.40 g/t Au and 222.18 g/t Ag, as shown in the table below.

Historical Mine Production to December 31, 2019
Year	Tonnes	Au Grade (g/t)	Ag Grade (g/t)
1999	369,290	13.96	215.08
2000	640,045	14.71	215.43
2001	707,199	18.92	300.08
2002	582,478	17.89	270.94
2003	542,616	16.40	247.50
2004	568,170	13.90	222.04
2005	734,372	12.35	236.69
2006	861,224	8.71	230.00
2007	968,159	8.17	291.45
2008	1,044,176	6.91	298.70
2009	1,391,486	5.82	289.22
2010	1,413,459	6.23	264.72
2011	1,149,472	8.19	276.07
2012	1,192,495	7.38	220.47
2013	1,219,542	9.19	213.82
2014	1,252,689	7.51	192.07
2015	1,072,009	6.02	179.98
2016	1,303,154	5.50	171.07
2017	1,041,199	5.05	148.33
2018	1,103,835	4.53	131.32
2019	1,290,239	4.09	120.65
Total	20,447,308	8.40	222.18

In the later part of 2016, the Company decided to right-size the operation in light of the updated understanding of the mineralization occurring in narrow veins, and in consideration of the amount of mine development and exploration drilling needed to sustain production in excess of 200,000 oz of gold per year. As result of this plan, El Peñón reduced its mine throughput stabilizing production of gold around a target of 150,000 oz per year, and focused on improving mining selectivity and productivity and reducing costs across the operation. The

EXHIBIT 99.1
lower throughput also improved processing plant performance, as residence time increased, resulting in higher recoveries.

Since implementation of the new approach, El Peñón has exceeded its targets in 2017, 2018 and 2019, providing a sustainable platform for operations and development of the exploration potential aimed to extend mine life.

Geological Setting, Mineralization and Deposit Types

The El Peñón Mine is located in the Central Depression of the Atacama Desert. The region is underlain by Late Cretaceous to Early Eocene magmatic arc rocks, of the Paleocene belt. Rocks in the region consist of basaltic to rhyolitic lavas and tuffs, subvolcanic porphyritic intrusions, and granitoid stocks, which extend from southern Peru to central Chile. This belt hosts many epithermal deposits and subvolcanic porphyry systems.

The mineralization at El Peñón is hosted by gently southeast dipping Eocene to Paleocene basaltic to rhyolitic volcanic rocks. The stratigraphic sequence consists of a lower sequence of volcanic breccia and andesitic to basaltic flows, overlain by rhyolitic to dacitic pyroclastic rocks, dacitic to andesitic flows, and volcanic breccia. Mineralization is hosted largely by rhyolitic intrusives, domes, and associated flows that are intercalated with the other volcanic units. The distribution of Cretaceous and Eocene volcanic rocks is controlled by graben structures bounded by north and northeast trending faults. These are steeply dipping regional-scale structures with displacements in the order of hundreds to thousands of metres. The principal direction for late dikes and many of the highest grade mineralized faults is parallel to the bounding faults. Mineralized faults dip steeply eastward on the east side of the property and westward on the west side, in a fashion implying a horst/graben extensional structure. Most of the mining takes place along north-trending veins. A minor but significant component of production has taken place along secondary northeast and northwest striking structures.

The deposits at El Peñón are low to intermediate epithermal gold-silver deposits, hosted in steeply dipping fault-controlled veins. Gold and silver mineralization consists of disseminated electrum, native gold, native silver, silver sulphosalts, and silver halides occurring in a gangue of predominantly quartz, adularia, carbonate, and clay. Electrum is the most common form of precious metals in the deposit and occurs as micron to millimetre-size subrounded and irregular grains. Two phases of electrum are present: a primary phase, which contains approximately 55% to 65% gold, and a secondary phase, which has resulted from supergene processes that have remobilized silver and which typically consist of over 95% gold.

Sulphide minerals are relatively rare, and this may be due to oxidation, or to an initial low overall abundance such as would occur in a low sulphidation environment. Abundant iron and manganese oxyhydroxides are common with only trace occurrences of relict sulphides. In order of abundance, trace amounts of pyrite, galena, sphalerite, chalcocite, and covellite can be present. Silver sulphosalts are also common in the sulphide zone. Gangue minerals comprise fracture and breccia-filling and replacement quartz, adularia, carbonates, and clay minerals. Vein textures often display crustiform textures, although the highest grade gold-silver mineralization is reported to be associated with massive banded quartz-adularia. Gangue minerals occur as open space filling as well as replacements of primary host rock mineral phases.

There are thirteen main vein zones and many subsidiary veins in nine vein systems that have supported, support currently, or are planned to support surface and underground mining operations. The veins strike predominantly north-south and dip steeply to the east and west. North-northeast to northeast-striking fault zones are also host to mineralized zones, and there are numerous secondary veins striking northeast and northwest, the relative proportion of the overall deposit is small. The principal mineralized veins are Abundancia/Paloma, Angosta, Al Este, Bonanza, Borde Oeste, Cerro Martillo/Dorada, Dominador, El Valle/Discovery Wash, Esmeralda/Esperanza, Fortuna, Laguna, Martillo Flats, PAV, Pampa Campamento, Playa, Providencia, Quebrada Colorada, Quebrada Orito, Sorpresa, Ventura, Veta North-West and Vista Norte

The deposit comprises several individual tabular, steeply dipping zones or shoots that are amenable to mining by both underground and surface methods. Vein widths range from decimetre-scale to over 20 metres. Individual mineralized shoots measure from less than one kilometre to four kilometres in strike length, and up to 350 metres in the down-dip direction. Gold grades range up to hundreds of grams per tonne but are more typically less than 30 grams per tonne. Silver grades are in the order of hundreds to thousands of grams per tonne.

EXHIBIT 99.1
Exploration

Regional exploration focusing on Early to Mid-Eocene volcanic belts in northern Chile led to the acquisition of the El Peñón Mine in 1993. Trenching carried out that year, followed by a 13-hole drilling program, discovered significant gold and silver mineralization. The next year, the first hole of a follow-up program intersected 100 metres grading 10.9 grams per tonne of gold and 123.4 grams per tonne of silver in what eventually became the Quebrada Orito deposit.

Exploration has been successful in expanding the footprint of mineralization at site through programs of geologic mapping, geochemistry, geophysics, and abundant surface and underground drilling within the northeast trend, starting at the El Peñón area, with Quebrada Orito in the southwest and ending with Angosta in the northeast. Exploration has also defined satellite deposits at Fortuna, Laguna to the west and the PAV area located to the northeast of El Peñón, respectively.

Drilling

Systematic testing of the gold-bearing zones was started by Meridian in 1993 and continues to the present. Exploration work has continued in order to develop drill targets to replace Mineral Reserves. Drilling is carried out on a nominal 60 metres x 60 metres pattern, with infill holes drilled on a 30 metres x 30 metres pattern. Preliminary Mineral Resource estimates are made using the drill information. Later, the estimates are refined using chip sample assays collected from the underground development. Underground definition drilling is completed on a 30 metres x 30 metres spacing where required and some drilling is carried out on a 15 metres x 15 metres pattern if needed for grade control purposes, and to aid in resolving local structural complexities. Short test holes are also used to locate veins to assist mining and grade control.

Surface drilling is mostly reverse circulation (“RC”), with at least one diamond drill hole per 30 metres section. Often, holes are collared with RC equipment, until the hole is almost in the zone, and then changed over to diamond core. Some are cored for the entire length. Core size is HQ (63.5 millimetres core diameter), sometimes reduced to NQ (47.6 millimetres diameter). RC holes are drilled with 146 millimetres diameter equipment, which produces a hole approximately 152 millimetres in diameter.

During the period of 2011 through the end of 2017, Yamana has executed exploration, infill and ore delineation programs in all sectors of the current mine extents. This work discovered new veins such as Providencia NW, Aleste Sur, Dorada Sur, Ventura and extended Bonanza to the north and south. During 2016, Yamana drilled 149,488 metres distributed in 474 holes focused on discovering near mine mineral extensions proximal to the Quebrada Colorada, Bonanza, Providencia, Aleste and other vein structures, exploration of near mine targets including Borde Este, Providencia Sur, link structures between Quebrada Orito and Pampa Campamento, Tanque de Agua and Tostado and infill drilling of Inferred Mineral Resources. The district exploration program completed 26,056 metres distributed in 50 holes testing geologic and geophysical targets at Chiquilla Chica, Cerro Monono, Tres Tontos Norte and other targets.

To the end of December 2019, over 3 million metres of drilling has been completed at the El Peñón Mine and in the Fortuna, El Peñón, and PAV blocks. This includes 70,000 m of infill and 37,000 m of exploration drilling completed in 2019. The exploration program in 2019 successfully replaced mining depletion and expanded resources.

El Peñón's Mineral Reserves both replaced 2019 depletion and further increased such Mineral Reserves by 15% and 21% for gold and silver respectively, as the result of positive infill drilling and mine design optimization. It is the third consecutive year that El Peñón has replaced Mineral Reserves above and beyond depletion. Lower gold and silver Inferred Mineral Resources reflect the conversion to Indicated Mineral Resources and adjustments to mineral resource classification criteria. The Company recently indicated that new structural interpretations of faulting of the mine’s Deep Orito vein helping to define new high grade mineralization. The use of machine learning technology to improve exploration targeting is also yielding meaningful results.

Sampling, Analysis and Data Verification

Samples are taken by surface and underground drilling and by panel sampling of mine headings. Surface drilling typically is carried out to trace the structures and estimate Mineral Resources. Mine sampling comprises both definition diamond drilling as well as sampling of development headings for grade control. The exploration samples consist of RC cuttings and half-core splits of diamond drill core. The mine samples are drift face panel samples and whole drill core.

EXHIBIT 99.1
Exploration RC samples are taken at two-metre intervals outside and one-metre intervals inside a mineralized zone. The drillers take two samples from every interval, splitting the cuttings with a rifle-type sampler. Samples are placed in plastic bags and transported to the sample preparation facility. One sample is kept for reference and the other is prepared for analysis. Specimens are also collected in chip trays for logging.

Surface drill core is delivered to the logging and sampling facility located near the mill/office complex. Core is logged and marked for sampling by the geologist. Sampling technicians photograph the intact core, split the core samples, place them in plastic bags, and deliver them to the sample preparation facility.

Mine drill hole samples are collected in the same fashion as exploration holes, except that they are delivered to the mine site laboratory.

Each underground drift face is mapped and sampled by the grade technicians. Samples comprise chips taken from panels measuring approximately one metre high and a maximum of one metre wide. Minimum sample widths are 30 centimetres in the vein and 50 centimetres in the waste. Boundaries to the sampled areas are placed at vein contacts and major structures. The sample sizes are constrained to between five kilograms and nine kilograms.

The geological technicians measure the distance and direction from the nearest survey station to the sampled interval. The samples for each face are rendered as linear strings of samples in a fashion similar to drill holes (pseudo-drill holes). The “collar” of the drill hole is the left-hand end of the sample string. The “azimuth” is approximated as the direction parallel to the drift face. Sample lengths are projected to the face onto a linear trace of the pseudo-drill hole to account for irregularities or curvature of the face.

El Peñón uses Geo Assay Group (Geo Assay), located in Antofagasta, as the primary laboratory and Intertek Minerals (Intertek) located in Copiapó, as secondary laboratory for all assaying of the surface and underground exploration and infill drilling. Both laboratories are independent of Yamana. Pulp samples are sent for analysis in sealed batches by truck/air. The internal laboratory at El Peñón handles all production samples from the mine, and samples taken at the plant. The internal laboratory results are checked and validated with Geo Assay and Intertek (ISO/IEC 17025).

Geo Assay, Intertek, and the mine laboratory (ISO/IEC 17025-2005 for doré analysis) use the same preparation protocol, which is summarized below:
•Samples are received and dried two hours at 105°C
•Jaw crushing to -6 mm (1/4”)
•Boyd crushing and screening; recycling until 80% -2 mm (10#)
•Rotary splitting to 1000 g
•LM2 pulverization to 95% -140#
•Manually split with small scoop to 250 g

Samples submitted to external laboratories are assayed by fire assay with atomic absorption finish. If gold or silver grades are higher than 5 g/t or 250 g/t respectively, assaying is repeated with a gravity finish. If RC duplicates show large differences, a screen fire assay is made.

At the internal laboratory, standard fire assaying with a gravity finish is used. The charge for fire assaying is 50 g. Silver is parted using nitric acid.

In 2014 and 2015, samples were analyzed at Acme Analytical Laboratories Ltd. (Acme) (ISO 17025:2005) with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). In 2016, samples were analysed at Geo Assay with secondary samples submitted to SGS Laboratories (ISO 9001: 2008). Secondary samples were shipped to Intertek in 2017.

Yamana has designed and implemented a QA/QC program with action items, including re-assaying of entire batches, in the event that blank or CRM samples returned assay values outside predefined limits of acceptability.

All the certified reference materials (“CRM”s) were made with El Peñón materials and prepared in qualified commercial laboratories or were purchased in packages from CDN Resource Laboratories. The results of the CRM analyses show acceptable performance and analytical control.

Sample security is considered adequate since all samples are collected and prepared in secure sites and transported by Yamana personnel and/or selected contractors.

EXHIBIT 99.1
Mineral Processing and Metallurgical Testing

See below under “ – Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The methodology of estimating Mineral Resources includes:
•Statistical analysis and variography of gold and silver values in the assay database as well as on sample composites.
•Construction of a block model using Vulcan software.
•Grade interpolation using inverse distance cubed (ID3) method using anisotropic weighing.

Mineral Resources are reported fully diluted and consider a minimum mining width of 0.60m as well as expected dilutions of 0.30m for the HW and FW to determine reasonable prospects of economic extraction. Mineral Resources are in accordance with CIM Standards. All Mineral Reserves are estimated using modern software programs. Vulcan is the general mine package used.

The procedure for estimating the Underground Mineral Reserves is summarized below:

•Verify geometries for the block model and resource wireframes.
•Confirm accurate block model depletion with excavated development and stope solids up to the effective reporting date.
•Create stope and ore drift shapes using Vulcan Stope Optimizer (VSO), using the cut-off values and design parameters applicable for the mining zone and selected mining method.
•Refine the VSO output shapes, considering orebody geometry, mine layout, historical information, and geotechnical analysis.
•Exclude all stopes containing a majority portion of Inferred Mineral Resources.
•Design capital and auxiliary development, including ramps, ventilation, materials handling, access, and infrastructure.
•Complete an economic analysis of each stope shape and exclude all stope shapes that are not cash flow positive when considering associated development and infrastructure.
•Complete a geotechnical analysis of each sector and make adjustments to the design were required.

El Peñón's Mineral Reserves both replaced 2019 depletion and further increased such Mineral Reserves by 15% and 21% for gold and silver, respectively, as the result of positive infill drilling and mine design optimization. Gold Measured and Indicated Mineral Resources increased by 66%, while silver increased by 70% compared to the prior year, due to the positive exploration results from numerous secondary vein structures in the east mine. Lower gold and silver Inferred Mineral Resources reflect the conversion to Indicated Mineral Resources.

Yamana is not aware of any other metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimate for El Peñón. Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Operations - Mining Method

The primary mining method is an underground bench and fill method and all access to the veins is by ramps and crosscuts. Main veins are separated by a distance of 100 metres to 500 metres. The application of this method will vary between veins, but it is usually applied to sublevels spaced between 10 metres and 20 metres. A top access drift is driven for drilling, and a bottom access drift is driven for ore extraction. Depending on the vein width, the access drift dimensions are generally 3.5 metres wide by 4.0 metres high. Both the drill access drift and the lower ore extraction drift are grade-control sampled every drill, blast, load and haul cycle.

Stope width varies from 1 metre to 6 metres, depending of the width of the vein, and level spacing varies between 10 metres and 20 metres, depending on vein geometry and geotechnical conditions. Typically, open stope spans of 30 to 45 metres along strike can be achieved before backfilling.

To reduce dilution during drift development a resueing (split blasting) mining method is applied. Resue mining consists of mining the ore first in a drift and then slashing the remaining waste. Once the drifts are

EXHIBIT 99.1
established and the required ground control support is applied, the production stoping of the ore body commences. Backfilling is performed after the stope is mined out.

El Peñón has employed open pit mining contractors in the past and is currently operating the Chiquilla Chica open pit, located to the south west of the core mine. There are no further significant open pits planned for the El Peñón veins, but small tonnages of near-surface, lower-grade material may be mined in the future to provide additional mill feed.

All underground mining drift, cross cut, and stope areas are first approved by El Peñón geotechnical staff before any full scale production commences. Monitoring of the production stopes and development areas is also performed by the geotechnical staff. Typical ground support includes, but is not limited to, split-set bolts, resin bolts, wire mesh and shotcrete.

The LOM plan, based only on Mineral Reserves, indicates mining for a total period of approximately 5.5 years at an average daily production rate of 3,400 tpd, dropping below the average in the final year of the LOM. El Peñón is a long life operation with decades of production. Historically, mine life has extended beyond Mineral Reserves at any given point in time. Year-over-year replacement of mined and depleted Mineral Resources has established a much longer mine life than suggested by Mineral Reserves alone and this is expected to continue. The new discoveries continue to demonstrate that exploration potential at El Peñón remains and that the mine life is expected to exceed currently estimated Mineral Reserves

Processing and Recovery Operations

The El Peñón processing plant has been modified with the potential to increase production capacity to approximately 4,350 tpd of stockpiled and mined ore, or 1.59 million tonnes per year. Yamana has accomplished this by steadily increasing throughput through the addition of new equipment to the process plant. However, in the context of the rightsizing plan that took place in late 2016 and was put into operation in 2017, Yamana does not use the full treatment capacity of the plant and instead the focus has changed to take advantage of the increased residence time to improve recoveries for both gold and silver and reduce operating costs. The lower throughput provides the optionality to operate with one or two grinding mills, maximizing throughput when called by the mine plan. In 2019, the plant processed an average of 3,535 tpd.

ROM ore is dumped from a 7.0 m3 capacity front-end loader (CAT 988H) through a 600 mm square-grid grizzly into 100 t capacity hopper. A 1,500 mm wide apron feeder is used to transfer ore from the dump hopper to the jaw crusher. Fine material is collected and transported directly to the conveyor belt that carries primary crushed material. Coarse material is fed into a 950 mm x 1,250 mm jaw crusher that produces a product with P80 of 63.5 mm. Crushed material is transported by a conveyor belt into a 1,500 t capacity bin. Additionally, an auxiliary crushing product stockpile is located to the northwest of the bin. The stockpile has a capacity of 10,800 t and covers an area of approximately 40 m x 60 m.

The ore stored in the bin is transported by a variable speed 250 tonnes per hour (tph) capacity mill feed conveyor belt to a transfer chute that discharges onto the belt that feeds the semi-autogenous grinding (SAG) mill.
Pebbles from the SAG mill are crushed in a pebble crusher. Cyanide solution and lime are added in the grinding circuit. The grinding mills are in closed circuit with hydrocyclones.

The grinding circuit product, the cyclone overflow at a nominal P80 of 150 μm, is sent to a thickener where the solution is thickened to 50% solids with the underflow reporting to a cyanide leaching circuit. The thickener overflow is sent to the unclarified solution tank. The leaching circuit product is sent to a counter current decantation (“CCD”) circuit.

The precious metals are recovered in a zinc precipitate Merrill-Crowe process. The overflow solution from the first CCD thickener is sent to the mill solution storage tank or alternatively to the unclarified solution tank. Mill solution is recycled to the SAG mill.

Unclarified solution is sent to the clarification circuit where it is filtered ahead of reporting to the pregnant solution tank. Some additional equipment was added to the clarification circuit in 2009. The solution is then de-aerated in a vacuum tower and zinc dust is added ahead of pressure filters. A pre-coat filter aid is added ahead of the filters as well as the clarification filters. Gold and silver are precipitated on the zinc dust which is collected from the pressure filters and calcined in a mercury retort to remove contained mercury. The calcined precipitate is then smelted in a tilting furnace with slag making additives to make doré bars containing approximately 3% gold and 97% silver.

EXHIBIT 99.1
The thickened solution from the 4th thickener underflow in the CCD circuit is sent to a surge tank and then the contained water is removed by belt filters. The filtered product at approximately 80% solids is transported by conveyor and subsequently trucked to the dry tailings impoundment area. The tailings are spread into layers and watered to allow natural sun-induced cyanide degradation.

The number of processed tonnes are based on weightometer readings that are located on the SAG mill feed conveyor and at the tailings discharge point. Daily analytical results from samples of plant solutions and tailings discharge are used to calculate plant metallurgical performance. Metal sales and inventory contained in the circuit and refinery are determined at the end of each month and appropriate adjustments are made. From this information, the mill reports the back-calculated head grades of the mill feed.

Average metallurgical recoveries of gold and silver in 2019 were 94.0% and 86.3% respectively.

Infrastructure, Permitting and Compliance Activities

Surface infrastructure at El Peñón comprises a physical plant site, including administrative office complex and associated facilities, accommodation complex, open pit and underground mines, the mill and associated facilities such as the laboratories, ore stockpiles, waste dumps, coarse ore storage, workshops, warehouses, and dry facilities. Underground infrastructure includes portals, access ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

MML is subject to a royalty tax between 5% and 14% based on the mining gross profit margin. In addition, a 2% Net Smelter Return (NSR) royalty is payable to Maverix Metals Inc. as agreed as part of the purchase of the Nado claims covering the Fortuna area. A 2% NSR is also payable to Soquimich Comercial SA for claims Providencia 1, 2, 3, 4, 5 and claims Dominador 1, 2, 4. These claims are also located in the Fortuna area. No further mining activities are planned in the areas covered by these claims.
Capital and Operating Costs

The total capital expenditures estimated by Yamana for the LOM operations are $96 million, as set out in the following table:

Total LOM ($000s)
Sustaining Capital Costs	95,755
Mine Development	82,191
Infrastructure	3,682
Vehicles & Machinery	9,415
Hardware & Software	467
Expansionary Capital Costs	0
Total LOM Capital Costs	95,755

These costs do not include working capital, capitalized exploration, closure costs, or any future expansions. The exploration budget is $45 million between 2020 and 2022 and Yamana considers additional discretionary funding to the program based on results. Operating costs are forecast to average $111.47 per tonne milled over the LOM, as set out in the following table:

Average LOM ($/t)
Mining	65.77
Process	30.50
G&A	15.20
Total	111.47

Canadian Malartic Mine

Unless otherwise stated, the information, tables and figures that follow relating to the Canadian Malartic Mine are derived from, and in some instances are extracts from, the technical report entitled “Technical Report on the Mineral Resource and Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014, and effective June 16, 2014 (the “Canadian Malartic Report”), prepared by or under the supervision of Donald Gervais, P.Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng. The technical information contained in this section of the annual information form, other than the technical information set forth above under the heading “Mineral Projects – Summary of Mineral Reserves and Mineral Resources Estimate”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior

EXHIBIT 99.1
Director, Geology and Mineral Resources and is a “qualified person” for the purpose of NI 43-101. See “Interests of Experts”.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Canadian Malartic Report, which has been filed with certain Canadian securities regulatory authorities pursuant to NI 43-101 and is available for review under the Company’s SEDAR profile at www.sedar.com.

Property Description, Location and Access

The Canadian Malartic property, including the Canadian Malartic Mine is located approximately 25 kilometres west of the City of Val-d’Or and 80 kilometres east of City of Rouyn-Noranda. The property lies mostly within the town of Malartic. It straddles the townships of Fournière, Malartic and Surimau. At December 31, 2019, the Canadian Malartic Mine was estimated to have Proven and Probable Mineral Reserves containing approximately 2.39 million ounces of gold comprised of 66.9 million tonnes of ore grading 1.11 grams per tonne (representing the Company’s 50% interest). See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

The Company acquired its 50% interest in the Canadian Malartic property on June 16, 2014 through its joint acquisition of Osisko with Agnico Eagle and operates through the Canadian Malartic GP.

The Canadian Malartic mine operates under mining leases obtained from the Ministry of Energy and Natural Resources (Quebec) and under certificates of approval granted by the Ministry of Environment and the Fight Against Climate Change (Quebec). The Canadian Malartic property is comprised of the East Amphi property, the CHL Malartic prospect, the Canadian Malartic mine, the Fournière, Midway and Piche Harvey properties, as well as the Rand property which was acquired in March 2019. The Canadian Malartic property consists of a contiguous block comprising one mining concession, five mining leases and 289 mining claims. Expiration dates for the mining leases on the Canadian Malartic property vary between November 24, 2029 and July 27, 2037, and are automatically renewable for three further ten year terms upon payment of a small fee.
The Canadian Malartic Mine can be accessed either from the City of Val-d’Or in the east or from Rouyn‑Noranda in the west via Québec provincial highway No. 117. A paved road running north-south from the town of Malartic towards Mourier Lake cuts through the central area of the Canadian Malartic Mine. The Canadian Malartic property is further accessible by a series of logging roads and trails. The Canadian Malartic property is also serviced by a rail-line which cuts through the middle of the town of Malartic. The nearest large airport is located in the City of Val-d’Or, about 25 kilometres east of the Canadian Malartic Mine.
A 135 metre wide buffer zone has been developed along the northern limit of the open pit to mitigate the impacts of mining activities on the citizens of Malartic. Inside this buffer zone, a landscaped ridge was built primarily using rock and topsoil produced during pre‑stripping work.

The Canadian Malartic mining claims give the Canadian Malartic GP the right to explore for mineral substances on the subject land; the mining leases give the Canadian Malartic GP the right to mine mineral substances on the subject land; and the mining concession gives the Canadian Malartic GP the right to mine mineral substances and with surface rights limited to those necessary for mining activities on the subject land. Expiration dates for the mining leases on the Canadian Malartic property vary between March 23, 2019 and July 27, 2037, and are automatically renewable for three further ten year terms upon payment of a small fee.

Most of the mining claims are subject to a 5% net smelter return royalty payable to Osisko Gold Royalties Ltd. (“Osisko Gold Royalties”). The mining claims comprising the CHL Malartic prospect are subject to 3% net smelter return royalties payable to each of Osisko Gold Royalties and Abitibi Royalties Inc. In addition, of the 205 mining titles constituting the Canadian Malartic property, 172 are also subject to other net smelter return royalties that vary between 1% and 2%, payable under varying circumstances. In 2019, the Canadian Malartic GP, operator of the Canadian Malartic mine, paid C$75.28 million in the aggregate with respect to these net smelter return royalties, and expects to pay approximately C$66.57 million in 2020.

As of December 31, 2010, the Canadian Malartic Mine had received all formal government permits required for its construction and related activities, with the exception of the authorization for the mill and mine operations. The official certificate of authorization for the mill and operations was granted on March 31, 2011, at which point the Canadian Malartic Mine was fully permitted.

EXHIBIT 99.1
History

 Gold was first discovered in the Malartic area in 1923. Gold production on the Canadian Malartic property began in 1935 and continued uninterrupted until 1965. Following various ownership changes over the ensuing years, Osisko Mining Corp. (“Osisko”) acquired ownership of the original Canadian Malartic property in 2004. In the next three years, Osisko acquired the claims covering the former Barnat-Sladen mine (1938-1970 & 1976-1979), the East Malartic mine (1938-1983) and the East Amphi mine (1998-1999 & 2006-2007) to create the actual Canadian Malartic property. Based on a feasibility study completed in December 2008, Osisko completed construction of a 55,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network by February 2011 and the mill was commissioned in March 2011. The Canadian Malartic Mine achieved commercial production on May 19, 2011. From 2011 until December 31, 2018, the Canadian Malartic mine produced 4.09M ounces of gold and 4.14M ounces of silver from 138.8M tonnes of ore grading 1.03 grams of gold per tonne and 1.25 grams of silver per tonne.
During the period from 1935 to 1983, the Canadian Malartic, Barnat/Sladen and East Malartic mines produced a total of 5,545,000 ounces of gold and 1,854,300 ounces of silver, mostly from underground operations. Two small open pits (Buckshot and Mammoth) were excavated at the Barnat and East Malartic mines, to recover mineralization from crown pillars after the backfilling of underground stopes.

Gold production statistics for the Canadian Malartic, Barnat/Sladen and East Malartic mines (from Lavergne, 1985)[1]
	Canadian Malartic Mine	Barnat/Sladen	East Malartic Mine	Total
Years of Production Ore milled (metric tonnes) Au Grade (g/t) Ag Grade (g/t) Gold ounces Silver ounces	1935 – 1965 9,929,000 3.77 2.47 1,203,477 788,485	1938 – 1970 8,452,000 4.73 1.17 1,285,321 317,934	1938 – 1983 18,316,000 5.19 1.27 3,056,251 747,869	36,697,000 4.70 1.57 5,545,050 1,854,288
1 Canadian Malartic Report

Before the acquisition by Agnico Eagle and Yamana in June 2014, the Canadian Malartic mine was previously owned by Osisko Mining Corp. (“Osisko”) (2004-2014). Founded in 1998 by Robert Wares, Osisko tagged this area in early 2004 as a probable porphyry gold system that constituted a high priority acquisition target. The acquisition of the initial claim block (2004) led to the acquisition of a large, unpublished paper database from the old Canadian Malartic mining operations. Digitalisation, compilation and analysis of the large database over the following four months, including logs of over 4,500 surface and underground drill holes, allowed Osisko to refine the geological model for the gold deposit and confirm its bulk tonnage potential. This led to immediate drill-testing of the model and in March 2005, Osisko drilled its first hole at the western extremity of the deposit. Subsequent 2005 drilling (total of 7,400 m) successfully tested N-S sections, establishing the 500 to 700 m width of the deposit to a depth of approximately 250 m. The continued drilling success in 2006 led to additional financings for Osisko, paving the way for a major drill program launched in the fall 2007: a 330,000 m definition drill program on a 30 x 30 m grid, covering the entire deposit and designed to convert the deposit to a NI 43-101 compliant Measured and Indicated (M&I) resource.

In March 2008, a preliminary economic assessment study of the Canadian Malartic Project was filed on the SEDAR website. By September 2008, Osisko had outlined an in situ M&I resource of 7.69 Moz gold (232.2 Mt @ 1.03 g/t Au; 6.42 M in-pit M&I ounces in a US$775 Whittle pit shell and cut-off grade of 0.36 g/t Au), with an additional 0.72 Moz in the Inferred category (Hennessey et al., 2008). The feasibility study was completed by December 2008, outlining Proven & Probable (P&P) Mineral Reserves of 6.28 Moz gold (183.3 Mt @ 1.07 g/t Au with a lower cut-off of 0.36 g/t Au at US$775/oz) (Runnels al., 2008c). The study recommended a 55,000 tpd milling operation with strip ratio of 1.78 with a LOM of 10 years for 5.4 M oz recovered (85.9% recovery by whole-ore leach). CAPEX was estimated at US$790 million with OPEX at US$320/oz. The year 2009 focused on definition drilling of the South Barnat deposit, representing in good part the eastern extension of the Canadian Malartic deposit where it is truncated by the Cadillac Fault. Approximately 180,000 m were drilled into the Sladen Extension and the South Barnat deposit. In February 2009, the first resource estimate on South Barnat (Belzile, 2009a) added 2.04 M in-pit ounces in the Measured and Indicated categories (37.1 Mt @ 1.71 g/t Au). A second resource estimate was published on June 2009 stating that Osisko had outlined an in situ M&I in-pit resource of 2.04 Moz in a US$775 Whittle pit shell (cut-off grade of 0.36 g/t Au), with an additional 0.07 Moz in the Inferred category (Belzile, 2009b). By January 2010, this new extension was added to the main Canadian Malartic deposit and a new integrated P&P

EXHIBIT 99.1
reserve of 8.97 M oz gold (245.8 Mt @ 1.13 g/t Au) was calculated (Belzile and Gignac, 2010). The new reserve was calculated using a US$825 engineered pit shell at a lower cut-off of 0.34 g/t Au.

Meanwhile, the construction permits for the Canadian Malartic Mill and mine site civil works were obtained in August 2009. By the beginning of 2010, construction was well underway and permitting was obtained for a satellite (starter) pit. Construction of a 60,000 tpd mill complex, tailings impoundment area, 5 million cubic metre polishing pond and road network was completed by February 2011 and the mill was commissioned in March 2011. A new reserve estimate was release in March 2011, outlining a P&P reserve of 10.71 M oz gold (343.7 Mt @ 0.97 g/t Au) (Belzile and Gignac, 2011). The new reserve was calculated using a US$1000 engineered pit shell at 0.30 g/t Au lower cut-off. The mine reached commercial production on May 19, 2011 and produced from 2011 to December 31, 2019 a total of 4,755,858 oz Au.

The following table sets out the gold and silver production from 2011 to December 31, 2019 at the Canadian Malartic mine on a 100% basis:

Canadian Malartic Mill Gold Production from 2011 to 2019
Year	Tonnes milled (t)	Feed grade (g/t)	Metal Feed (oz)	Metal Recovered (oz)	Recovery Factor
2011	8,502,323	0.835	228,222	200,137	87.7%
2012	14,046,526	0.962	434,415	388,478	89.4%
2013	18,008,250	0.924	534,706	475,277	88.9%
2014	18,705,550	1.002	602,893	535,470	88.8%
2015	19,089,527	1.048	643,376	571,617	88.8%
2016	19,641,392	1.038	655,342	585,027	89.3%
2017	20,357,605	1.092	714,992	633,461	88.6%
2018	20,483,740	1.199	789,712	697,200	88.3%
2019	21,049,062	1.115	754,659	669,191	88.7%
TOTAL	159,883,975	1.042	5,358,317	4,755,858	88.8%

Canadian Malartic Mill Silver Production from 2011 to 2019
Year	Tonnes milled (t)	Feed grade (g/t)	Metal Feed (oz)	Metal Recovered (oz)	Recovery Factor
2011	8,502,323	0.7	191,283	114,130	59.7%
2012	14,046,526	0.76	343,079	230,273	67.1%
2013	18,008,250	1.035	599,480	422,619	70.5%
2014	18,705,550	1.185	712,614	533,315	74.8%
2015	19,089,527	1.272	780,759	600,908	77.0%
2016	19,641,393	1.352	854,019	680,859	79.6%
2017	20,357,605	1.447	947,119	682,169	72.0%
2018	20,483,740	1.746	1,149,746	873,420	76.0%
2019	21,049,062	1.652	1,117,979	841,991	75.30%
TOTAL	159,883,975	1.303	6,696,078	4,979,684	74.37%

Geological Setting, Mineralization and Deposit Types

The Canadian Malartic property straddles the southern margin of the eastern portion of the Abitibi Subprovince, an Archean greenstone belt situated in the southeastern part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is limited to the north by gneisses and plutons of the Opatica Subprovince, and to the south by metasediments and intrusive rocks of the Pontiac Subprovince. The contact between the Pontiac Subprovince and the rocks of the Abitibi greenstone belt is characterized by a major fault corridor, the east-west trending Larder Lake–Cadillac Fault Zone (“LLCFZ”). This structure runs from Larder Lake, Ontario through Rouyn-Noranda, Cadillac, Malartic, Val-d’Or and Louvicourt, Québec, at which point it is truncated by the Grenville Front.
The regional stratigraphy of the southeastern Abitibi area is divided into groups of alternating volcanic and sedimentary rocks, generally oriented at N280° – N330° and separated by fault zones. The main lithostratigraphic divisions in this region are, from south to north, the Pontiac Group of the Pontiac Subprovince and the Piché, Cadillac, Blake River, Kewagama and Malartic groups of the Abitibi Subprovince. The various lithological groups within the Abitibi Subprovince are metamorphosed to greenschist facies. Metamorphic grade increases toward the

EXHIBIT 99.1
southern limit of the Abitibi belt, where rocks of the Piché Group and the northern part of the Pontiac Group have been metamorphosed to upper greenschist facies.

The majority of the Canadian Malartic property is underlain by metasedimentary units of the Pontiac Group, lying immediately south of the LLCFZ. The north-central portion of the property covers an approximately 9.5 kilometre section of the LLCFZ corridor and is underlain by mafic-ultramafic metavolcanic rocks of the Piché Group cut by intermediate porphyritic and mafic intrusions. The Cadillac Group covers the northern part of the property (north of the LLCFZ). It consists of greywacke containing lenses of conglomerate.

 Surface drilling by Lac Minerals Ltd. in the 1980s defined several near-surface mineralized zones now included in the Canadian Malartic deposit (the F, P, A, Wolfe and Gilbert zones), all expressions of a larger, continuous mineralized system located at depth around the historical underground workings of the Canadian Malartic and Sladen mines. In addition to these, the Western Porphyry Zone occurs 1 kilometre northwest of the main Canadian Malartic deposit and the Gouldie mineralized zone occurs approximately 1.2 kilometres southeast of the main Canadian Malartic deposit, although the relationship between these zones and the main deposit is presently unknown.

Mineralization in the Canadian Malartic deposit occurs as a continuous shell of 1 to 5% disseminated pyrite associated with fine native gold and traces of chalcopyrite, sphalerite and tellurides. The gold resource is mostly hosted by altered clastic sediments of the Pontiac Group (70%) overlying an epizonal quartz-monzodioritic porphyry intrusion. A portion of the deposit also occurs in the upper portions of the porphyry body (30%).

The South Barnat deposit is located to the north and south of the old South Barnat (part of Barnat-Sladen) and East Malartic mine workings, largely along the southern edge of the LLCFZ. The disseminated/stockwork gold mineralization at South Barnat is hosted both in potassic-altered, silicified greywackes of the Pontiac Group (south of the fault contact) and in potassic-altered porphyry dykes and schistose, carbonatized and biotitic ultramafic rocks (north of the fault contact).

The East Gouldie Zone discovered in 2019 is included in the Pontiac sedimentary sequence, south of the Larder-Lake Cadillac Deformation Zone. The gold mineralization is associated within a shear zone accompanied by silica alteration and very fine disseminated pyrite of 1 to 2%.

Several mineralized zones have been documented within the LLCFZ (South Barnat, Buckshot, East Malartic, Jeffrey, Odyssey, East Amphi, Fourax), most of which are generally spatially associated with stockworks and disseminations within mafic or intermediate porphyritic intrusions.

Exploration

Diamond drilling is used for exploration on the Canadian Malartic property. In 2019, over 80 holes (82,378 metres) were drilled with the focus to increase the Inferred Mineral Resources. Conversion drilling expenditures at the Canadian Malartic mine during 2019 were approximately C$7.5 million (50% basis). The main focus of the 2019 conversion program was on the East Gouldie discovery, located 700 metres south of the Cadillac-Larder Lake Deformation Zone. The drilling on East Gouldie covered over 1,400 metres along the strike and tested the down-plunge mineralization between 800 metres to 1,900 metres. A smaller program tested the depth extension of mineralization below the pit along the Sladen deformation zone.

In 2019, regional exploration on the Canadian Malartic property, other than the pit area, involved the drilling of 44 holes (21,903 metres) for exploration drilling in the Marianne Zone target (Odyssey project) and on the Rand Malartic property. Regional exploration expenditures at the Canadian Malartic mine during 2019 were approximately C$2.1 million (50% basis). The main focus of the 2019 regional exploration program was on initial exploration of the Rand Malartic property, adjoining the Odyssey project, and located 4 kilometres east of the current limit of the Canadian Malartic pit.

 In 2020, the Canadian Malartic GP expects to spend C$10 million for 90,000 metres (100% basis) of conversion drilling focused on increasing the known mineralization of the Odyssey project including East Malartic, Odyssey and East Gouldie zones. The regional exploration will target mainly the Rand Malartic and East Amphi area of the property with 22,000 metres of exploration drilling for C$5.3 million (100% basis).

EXHIBIT 99.1
Drilling

Please see above under “– Exploration”.

Sampling, Analysis and Data Verification

Sampling of gold mineralization from the Canadian Malartic Mine has been essentially limited to the collection of samples of diamond drill core. A limited amount of surface sampling on the property was performed by independent consulting geologists during the summers of 2005 and 2007; these samples were submitted for assay using the same general protocols as core samples.

All samples are analyzed for gold by ALS Minerals in Val-d’Or, Québec, a laboratory which is certified ISO 9001:2000. Yamana and this laboratory are at arm’s length. Samples are analyzed by standard 50 gram fire assay with atomic absorption finish and any samples yielding greater than 10 grams per tonne gold are reanalyzed with a gravimetric finish. The QA/QC procedures for ensuring the security of core samples, the integrity of chain-of-custody for samples and the accuracy of laboratory analyses are in line with current industry practice.

Core samples collected at the drill site are stored in closed core boxes sealed with fibre tape or wire and are delivered to the exploration offices at shift change. All core logging, sampling and storage takes place at the regional exploration office located beside the Canadian Malartic Mine complex. The compound is surrounded by chain-link fence and monitored by closed-circuit video cameras. During the night and week-ends, the compound is monitored every hour by the Canadian Malartic Mine’s security guards.

Following the logging and core marking procedures described above, the core passes to the sampling facility. At this point, the core is no longer handled by on-site geologists. Core sampling is performed by qualified technicians and quality control is maintained through regular verification by the core shack supervisor.

Core is broken, as necessary, into manageable lengths. Pieces are removed from the box without disturbing the sample tags, cut in half lengthwise with a diamond saw, and then both halves are carefully repositioned in the box. When a complete hole has been processed in this manner, one half of the core is collected for assay while the other half remains in the core box for future reference.

The technician packs one half of the split core sample intervals into vinyl sample bags that are sequentially numbered to match the serial number sequences in the tag booklets used by the core-logging geologists. The blank portion of the triplicate sample tag is placed in the bag with the sample, while the portion marked with the sample interval is stapled into the bottom of the core box at the point where the sample interval begins.

Sealed sample bags are packed into large weaved nylon shipping bags. When full, shipping bags are sealed with tamper-proof, serially numbered, red plastic security tags. Bags are assigned sequential numbers which are matched against the security tags and loaded on sequentially numbered, plastic-wrapped wood pallets. This information is also forwarded to the core shack supervisor.

Aluminum tags embossed with the hole number, box number and box interval (from/to) are prepared and stapled onto the ends of each core box. Core boxes are then moved to permanent on-site storage in steel core racks. Rejects and pulps from the laboratory are sent back to the Canadian Malartic site and stored in large domed structures with limited access.

The core shack supervisor prepares the sample submission form for the assay laboratory. This form identifies the barrels/shipping bags by number, as well as the sequence of samples packed in each. Couriers from ALS Minerals arrive once per day at the core-processing facility to transport the pallets of sealed bags directly back to the laboratories. Once at the laboratory, a manager checks the shipping bag tag integrity.

Mineral Processing and Metallurgical Testing

Please see below under “Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

The combined amount of gold in open pit Proven and Probable Mineral Reserves at the Canadian Malartic Mine at the end of 2019 was 2.3 million ounces (66.9 million tonnes of ore grading 1.11 grams of gold per tonne), which represents a decrease of approximately 391,416 ounces of gold as compared to the end of 2018, after

EXHIBIT 99.1
producing 334,596 ounces of gold (437,892 ounces in situ gold mined). The reduction in Mineral Reserves was principally associated with ore mined during 2019. Open pit and underground Measured and Indicated Mineral Resources at the Canadian Malartic mine decreased by 0.79 million tonnes to 14.71 million tonnes grading 1.79 grams of gold per tonne, mainly due to an adjustment of the economic parameters for the open pit Mineral Resources and to the revision of the geotechnical mining parameters for underground Mineral Resources. Open pit and underground Inferred Mineral Resources at the Canadian Malartic mine increased by 29.97 million tonnes in 2019 to 66.18 million tonnes grading 2.3 grams of gold per tonne, mainly due to the addition of a new mineralized zone (East Gouldie) and underground Inferred Mineral Resources below 1,000 metres from the surface for the East Malartic deposit. As at December 31, 2019, the East Malartic deposit had underground Indicated Mineral Resources of 4.96 million tonnes grading 2.18 grams of gold per tonne and underground Inferred Mineral Resources of 39.38 million tonnes grading 2.05 grams of gold per tonne. As of the same date, the nearby Odyssey deposit had underground Indicated Mineral Resources of 1.01 million tonnes grading 2.10 grams of gold per tonne and Inferred Mineral Resources of 11.68 million tonnes grading 2.22 grams of gold per tonne. The discovery of East Gouldie in 2019 added new Inferred Mineral Resources of 12.76 million tonnes grading 3.34 g/t. All Mineral Reserve and Mineral Resource estimates for Canadian Malartic, East Malartic, Odyssey and East Gouldie reflect Yamana’s indirect 50% ownership in the mine. See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Yamana is not aware of other metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could impact the Mineral Resource estimate or the Mineral Reserve estimate for the Canadian Malartic Mine. Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Operations – Mining Method

Mining at the Canadian Malartic Mine is done by open pit method using excavators and trucks using large scale equipment. The primary loading tools are hydraulic excavators, with wheel loaders used as a secondary loading tool. The mine production schedule was developed to feed the mill at a nominal rate of 55,000 tpd. The continuity and consistency of the mineralization, coupled with tight definition drilling, which has been confirmed by eight years of mining operations, demonstrates the amenability of the Mineral Reserves and Mineral Resources to the selected mining method.

The Canadian Malartic mine is a large open pit operation comprised of the Canadian Malartic, Barnat, and Jeffrey pits. In 2019, the Canadian Malartic GP completed the deviation of Quebec provincial highway No. 117, which officially opened to public in October 2019. This achievement gave access to the Barnat deposit and allowed the pre-mining preparation work. Activities at Barnat will continue in 2020 with overburden stripping, topographic drilling, and ore production. The Jeffrey pit located 500 metres east of the Barnat pit was mined during 2019 and will be backfilled with waste rock in 2020.

The LOM plan indicates a mine life of seven years, at a processing rate of 55,000 tpd fed by open pit operations and reclaim of the stockpile. Exploration and engineering studies are ongoing with an objective to extend the life of the operation through underground mining at the adjacent East Gouldie, Odyssey, and East Malartic deposits.

EXHIBIT 99.1
Surface Plan of the Canadian Malartic Mine (as at June, 2019)

Processing and Recovery Operations

Ore is processed through conventional cyanidation. Ore blasted from the pit is first crushed by a gyratory crusher followed by secondary crushing prior to grinding. Ground ore feeds successively into leach and CIP circuits. A Zadra elution circuit is used to extract the gold from the loaded carbon. Pregnant solution is processed via electrowinning and the resulting precipitate is smelted into gold/silver doré bars. Mill tails are thickened and detoxified using a Caro acid process, reducing cyanide levels below 20 parts per million. Detoxified slurry is subsequently pumped to a conventional tailings facility.

The throughput at the Canadian Malartic Mine in 2019 averaged 57,669 tpd compared with 56,120 tpd in 2018. The increased throughput in 2018 was largely due to mill optimization, additional crushed ore from the portable crusher and mill stability.

Infrastructure, Permitting and Compliance Activities
Surface facilities at the Canadian Malartic Mine include the administration/warehouse building, the mine office/truck shop building, the process plant and the crushing plant. The processing plant has a nominal capacity of 55,000 tonnes of ore per day.

Most of the required Certificates of Authorization related to the mine extension and highway 117 deviation have been submitted and authorizations have been granted by the Ministry of Sustainable Development, Environment and the Fight Against Climate Change (Quebec). As per the decrees related to the mine extension and highway 117 deviation, additional Certificates of Authorizations will be required.

In 2015, an action plan was developed and implemented by the Canadian Malartic GP to mitigate noise, vibrations, atmospheric emissions and ancillary issues. Mitigation measures were put in place to improve the process and avoid any environmental non compliance. As a result, over time, the Canadian Malartic GP improved its environmental performance compared to previous years. With respect to activities in 2019, the Canadian Malartic GP received four non-compliance blast notices. The mine’s team of on site environmental experts continues to monitor regulatory compliance in terms of approvals, permits and observance of directives and requirements and continues to implement improvement measures.

EXHIBIT 99.1
On August 2, 2016, the Canadian Malartic GP was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine in the southern sector of Malartic. The class action was certified on May 5, 2017. See “Legal Proceedings and Regulatory Actions” for further details on the class action lawsuit.
Since the spring of 2015, the Canadian Malartic GP has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses the allegations contained in the class action lawsuit. Implementation of the Good Neighbour Guide, which includes a compensation program and a home acquisition program, began on September 1, 2016. Under the compensation program, over 90% of the residents of Malartic have agreed to participate in the compensation program. Compensation offered to eligible residents of the northern sector of Malartic in 2017 was paid in the first quarter of 2018. Compensation offered to eligible residents of the southern sector of Malartic, who are also members of the above‑noted class action, was paid in the third and fourth quarters of 2018 following a final judgment that allowed these residents to individually settle with the Canadian Malartic GP until the end of the class action opt-out period. Compensation offered to both eligible residents of the northern and southern sectors of Malartic in 2018 was paid in the first quarter of 2019, as the class action opt-out period will not be completed prior to then. Compensation offered to eligible residents of Malartic in 2019 will be paid in the first quarter of 2020.To date, 47 residences have been acquired in the southern sector of Canadian Malartic under the acquisition program of the Good Neighbour Guide, of which 37 of them have subsequently been sold under the Canadian Malartic GP’s resale program that was implemented in April 2018.
In fall 2019, the Canadian Malartic GP settled a class action lawsuit with respect to allegations involving the Canadian Malartic mine. See “Legal Proceedings and Regulatory Actions” for further details on the class action lawsuit and settlement.

As part of ongoing stakeholder engagement, the Canadian Malartic GP is in discussions with four First Nations groups concerning a potential memorandum of understanding, which is expected to also include a financial component. As with the Good Neighbour Guide and other community relations efforts at Canadian Malartic, the Company is working collaboratively with stakeholders to establish cooperative relationships that support the long-term potential of the mine.

The original design of the waste rock pile was developed to accommodate approximately 326 million tonnes of mechanically placed waste rock requiring a total storage volume of approximately 161 million cubic metres. The revised design including extension project is set for 740 million tonnes.

The expansion of the open pit, with the production from the Canadian Malartic pit extension (Barnat deposit), will increase the total amount of tailings to 300 million tonnes over the LOM. The total capacity of the current tailings management facility is estimated at 230 million tonnes, including a tailings cell authorized by the Ministry of Environment and the Fight Against Climate Change (Quebec) in September 2017. Construction of this cell started in the 3rd quarter of 2017 and began operating in 2018. In addition, the Canadian Malartic GP plans to store tailings in the Canadian Malartic pit at the end of its operations. According to the mine plan between 70 and 80 million tonnes of tailings could be deposited in the pit when mining in the Canadian Malartic pit is completed. Therefore the tailings storage capacity is slightly in excess of the total amount of tailings to be stored. The construction method for the facility is upstream construction. A panel of experts, the Independent Geotechnical Review Board, meets at a minimum once per year to peer review the design, operation of the tailings and waste rock facilities.

Regulatory approval for the proposed tailings deposition in the Canadian Malartic pit and the expansion of the currently authorized tailings area are part of the approval process for the Canadian Malartic pit extension (Barnat deposit). At this stage, the Company is awaiting the decision of the Quebec ministry. Golder Associates Ltd. is designing the tailings extension component and have prepared a hydrogeological study to demonstrate that the Canadian Malartic pit would provide a hydraulic trap and contain the tailings with minimum environmental risk. All permits related to the Canadian Malartic pit extension have been received.

An annual hydrological site balance is maintained to provide a yearly estimate of water volumes that must be managed in the different structures of the water management system of the Canadian Malartic mine during an average climatic year (in terms of precipitation). Results of this hydrological balance indicate that excess water from the Southeast Pond may have to be released into the environment. A water treatment plant was commissioned in 2015 to treat the water to be released to the environment to ensure that the water meets water quality requirements. This water treatment plant is reduces the risks associated with surface water management and adds flexibility to the system. Actually, water is discharge into the environment and meets all the water quality requirements, without any necessity for water treatment other than adjustment in pH.

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Reclamation and closure costs have been estimated for rehabilitating the tailings facility and waste dump, vegetating the surrounding area, dismantling the plant and associated infrastructure, and performing environmental inspection and monitoring for a period of ten years. The asset retirement obligation is estimated at C$76.7 million (50% basis). In accordance with applicable regulations, financial guarantees have been provided for these estimated reclamation and closure costs. Reclamation plans will be update in 2020 pursuant to regulatory requirements.

Capital and Operating Costs

The Canadian Malartic Extension Project is continuing according to plan and on budget. Expansionary expenditures, on a 50% basis, for the mine extension were $17.0 million in 2017, $32 million in 2018 and $27 million in 2019. On a 50% basis, expansionary capex is expected to be $24.3 million in 2020. Exclusions from the capital and sustaining cost estimate include: mine development waste movement, increases to long-term low-grade ore stockpiles, working capital, and project financing and interest charges.

The Company’s portion of capital expenditures at the Canadian Malartic mine during 2019 were approximately $46.1 million, which included sustaining capital expenditures, deferred expenses and capitalized exploration. The Company’s portion of budgeted 2020 capital expenditures at the Canadian Malartic mine are $63 million, including capitalized exploration expenditures. The total capital expenditures estimated by Yamana for the LOM operations are $247 million, including capitalized exploration expenses, as set out in the following table:

Total LOM ($000s) (50% Basis)
Sustaining Capital Costs	195,561
Expansionary Capital Costs	51,417
Total	246,978
Operating costs are forecast to average $21.59 per tonne milled over the LOM, as set out in the following table:

Total LOM ($/t)
Mining	6.83
Process	8.66
G&A	6.11
Total	21.59

Exploration, Development and Production

Development activities at the Canadian Malartic mine in 2019 were focused on the pit extension and deviation of Quebec provincial highway No. 117, which was officially opened to public in October 2019. This achievement gave access to the Barnat pit, where pre-mining preparation work started. Development activities in 2020 are expected to include additional stripping activities in the extension area, topographic drilling, and other field works. See also above under “ –Exploration”.

During 2019, Yamana’s 50% share of the Canadian Malartic mine’s payable production was 334,596 ounces of gold and 420,996 ounces of silver from 10.52 million tonnes of ore grading 1.12 grams of gold per tonne and 1.65 grams of silver per tonne. The production costs per ounce of gold produced at Canadian Malartic in 2019 were $782. The total cash costs per ounce of gold produced at Canadian Malartic in 2019 were C$799 on a by product basis. The Canadian Malartic processing facility averaged 57,669 tonnes per day and operated approximately 95.5% of available time. Gold and silver recovery averaged 88.7% and 75.3%, respectively. The production costs per tonne at Canadian Malartic was both $19.04 in 2019.

Other Producing Mines

Cerro Moro Mine

Property Description, Location and Access

Cerro Moro is a gold-silver mine located in the Santa Cruz province in southern Argentina. It is located approximately 70 kilometres (90 kilometres by road) southwest of the port city of Puerto Deseado. Access to Cerro

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Moro is via 20 kilometres of paved road (Provincial Highway 281) from Puerto Deseado to the locality of Tellier, followed by 70 km of all-weather gravel road (Provincial Route 47) to the project turnoff. Cerro Moro can be accessed and operated on a year-round basis.

Cerro Moro is comprised of ten grouped mining concessions consisting of a combination of 70 mining minas and 12 exploration cateos, totalling 304,167 hectare. Estelar Resources S.A. (“Estelar”), an indirect subsidiary of Yamana, holds valid and marketable title to the Cerro Moro group of concessions. The main mine area is within the Cerro Moro group of concessions. The Bahía Laura group of concessions are registered to Fomento Minera de Santa Cruz Sociedad del Estado SE (Fomicruz SE), a mining company owned by the province of Santa Cruz. Yamana has an agreement with Fomicruz SE to hold an 80% interest of these concessions. This agreement also gives Fomicruz SE a 5% interest in the Cerro Moro group of concessions. The remaining groups of concessions are registered to Yamana Argentina Servicios S.A. (“YASSA”) or Suyai del Sur S.A. (“Suyai del Sur”), both wholly-owned subsidiaries of Yamana.

Mining claims do not expire as long as payment of fees (canons) to the province are paid. Canons payable for each claim are calculated based on the type of mining claim and the number of claims.

On December 30, 2003, Cerro Vanguardia Sociedad Anonima (“CVSA”) and Exeter Resource Corporation (“Exeter”) signed an agreement, granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties. The agreement provided Exeter with the exclusive right to acquire a 100% interest in the properties contained in four projects by incurring exploration expenditures of US$3 million over five years. CVSA would retain a 2% NSR on the Cerro Moro group of concessions. Franco Nevada acquired the 2% NSR from CVSA (then a 92.5%-held subsidiary of AngloGold Ashanti Limited) in February 2014 for cash consideration equal to the Argentine peso equivalent of US$23.5 million. The transaction closed on April 24, 2014.

On October 27, 2015, Yamana entered into a silver purchase agreement with Sandstorm Gold Inc. (“Sandstorm”). In consideration of an advanced payment and an additional payment of 30% of the spot price of silver at the time each ounce of silver is delivered, Yamana agreed to deliver silver related to Cerro Moro to Sandstorm equal to 20% of the silver produced, up to a maximum of 1.2 million ounces of silver annually. When 7.0 million ounces of silver have been delivered to Sandstorm, the silver stream will reduce to 9.0% of the silver produced for the life of the mine.

On June 15, 2016, Samco Gold Limited (“Samco”) and Minas Argentina S.A. (“MASA”), a subsidiary of Yamana, signed an NSR agreement granting MASA the right to undertake exploration and prospecting work on three properties grouped as the Corina concessions in exchange for a 2% NSR.

On April 25, 2017, Minas Argentinas S.A. entered into an option agreement with Minera Santa Cruz S.A. (“MSC”) for the purchase of the Mosquito property. The option agreement was subsequently assigned to YASSA on August 30, 2018. The term of the option is for five years and is subject to the investment condition of US$5 million in exploration works by YASSA. As consideration for exercising the option, YASSA has agreed to pay to MSC US$30 for every ounce of gold defined or mined in the Mosquito Property up to a maximum of US$12 million (minus US$1 million advanced by YASSA to MSC at the time of execution of the option). In addition, YASSA has agreed to pay a 2% NSR to MH Argentina S.A. (“MHA”). No NSR royalty will be payable on the first 200,000 ounces of gold produced from the Mosquito Property and the advance payment of US$1 million paid by YASSA to MHA must be credited against the NSR. Estelar. has guaranteed YASSA’s obligations.

Estelar has all required permits to continue carrying out the proposed mining operations on the Cerro Moro property. Yamana is not aware of any significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

History

The Cerro Moro property was discovered in 1993 by Mincorp Explorations S.A. (“Mincorp). Follow-up exploration programs, consisting of geological mapping, rock chip geochemistry, and drilling, led to the discovery of widespread and variably mineralized quartz vein structures covering an area spanning more than 100 square kilometres.

Mincorp collected a total of 2,982 surface samples: 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being select rock chip samples. Mincorp completed a total of 34 drill holes for 2,593 metres, comprised of 19 core drill holes for 1,016 metres and 15 RC drill holes for 1,577 metres. In 2001, the rights of the property were transferred to CVSA following the corporate takeover of Mincorp.

EXHIBIT 99.1
On December 30, 2003, CVSA and Estelar signed an Exploration and Option Agreement granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties. In May 2007, Exeter served notice to CVSA that it was exercising its option to acquire the properties, having incurred the required exploration expenditures. In September of 2007, Exeter served notice of the completion of 10,000 metres of drilling on Cerro Moro, triggering CVSA’s once-only right to back-in to a 60% project equity interest in Cerro Moro. At the end of October 2007, CVSA gave notice of its decision not to exercise the back-in right and its interest in Cerro Moro reverted to a 2% NSR, since acquired by Franco Nevada.

In March 2008, Exeter and Fomicruz SE, the Santa Cruz mining company owned by the government of the Santa Cruz province, signed a definitive agreement over Fomicruz’s ten Bahía Laura concessions, located adjacent to the Cerro Moro concessions. Exeter acquired an 80% interest in the Bahía Laura property by incurring US$10 million in exploration expenditures. In addition, Fomicruz acquired a 5% participating interest in the Cerro Moro concessions following the granting of all the required exploitation concessions and permits to commence mining.

Exeter initiated exploration work with Aster satellite imagery studies followed by geological mapping, magnetic, and induced polarization geophysical surveys, trenching, geochemical sampling (BLEG, soil, and LAG sampling (of bedrock-derived surface veneer)) and core and RC drilling.

On February 11, 2010, Exeter announced its intention to spin out its Argentine assets into a new company to be known as Extorre Gold Mines Limited (Extorre). Extorre held all of Exeter’s former interests in the Cerro Moro and Don Sixto projects, in addition to its portfolio of exploration projects in Argentina. Extorre received an initial C$25 million from Exeter.

Between February 12, 2010, and October 31, 2011, exploration activities at Cerro Moro were focused primarily on testing the resource potential of extensions to the known mineralized structures (Escondida, Loma Escondida, Gabriela, Esperanza, Carla, Deborah, Deborah Parallel, Dora, Lucia, Michelle, Natalia, Nini, Patricia, and Tres Lomas). New areas without previous drilling were also tested during this period; these included Agostina, Belen, and notably Zoe, where a significant discovery was made on the eastern portion of the Escondida structure. Additional infill drilling was also conducted at the Loma Escondida, Martina, Carla and Gabriela prospects.

On August 22, 2012, Yamana announced the completion of the acquisition of Extorre whereby Yamana acquired all of the issued and outstanding common shares of Extorre. Yamana completed various mineral resource and mineral reserve estimates since acquiring the property, including a Feasibility Study prepared by M3 Engineering & Technology Corporation dated March 10, 2016.

The Cerro Moro operation began feeding ore to the 1,000 tonne per day processing plant in April 2018. Production on the property from April 2018 to December 2019 is listed in the table below.

Historical Gold and Silver Production to December 31, 2019
Year	Tonnes Processed	Gold Feed Grade (g/t)	Silver Feed Grade (g/t)	Gold Production (oz)	Silver Production (oz)
2018	199,602	15.85	724.7	92,793	4,119,085
2019	367,334	10.81	568.6	120,802	6,322,864
Total	566,936	12.58	623.6	213,595	10,441,949

Geological Setting, Mineralization and Deposit Types

Cerro Moro is located within the Deseado Massif, a tectonic block in the central portion of the Santa Cruz Province that covers an area of approximately 60,000 square kilometres. The Deseado Massif is host to several producing and past-producing gold and silver mines, all of the low-sulphidation gold-silver-quartz vein deposit type. This deposit type is characterized by quartz veins, stockworks, and breccias that contain gold, silver, electrum, argentite, and pyrite with lesser and variable amounts of sphalerite, chalcopyrite, galena, rare tetrahedrite and sulphosalt minerals that form in high-level (epizonal) to near-surface environments.

The Cerro Moro property is underlain by Tertiary marine sediments, Quaternary gravels and volcanic rocks of Jurassic age assigned to the Bahía Laura Group by Panza et al. (1994). The volcanic rocks consist of a package of four distinct layered units (P series) as well as four subvolcanic to locally extrusive units (L series).

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The current distribution of rock units is strongly controlled by faulting. Stratified rocks generally dip gently to the south but are displaced along numerous faults. The geology can be broadly broken into a series of horsts that expose the lower parts of the stratigraphy (P1 and P2) and that are bounded by northwest- and northeast-striking faults. These major faults expose two large windows of the P1 and P2 units in the main mine and La Negrita areas. The surrounding areas of P4 through P5 are also displaced along northwest-, northeast- and east-west-striking faults. In the southern parts of the project area in the Naty area, faulting juxtaposes P5 and a small area of metamorphic basement rocks. Actual displacement vectors on faults are poorly defined and structural observations of veins and fault surfaces show a complex history, with reactivation of fault surfaces showing different displacement vectors during different periods of deformation and resultant mineralization.

Gold-silver mineralization at Cerro Moro is associated with epithermal veins. Geological mapping and Ar-Ar age dating on vein adularia have defined at least three episodes of veining, spread over 9 million years from 180 to 171 Ma. The different ages of veining tend to have different orientations and structural controls on high-grade shoots. The earlier pulses of veining (Michelle vein at 180 Ma, Esperanza at 175 Ma, and Gabriela at 178 Ma) are characterized by banded crystalline quartz veins with local adularia and low sulphide content. These veins are generally poorly mineralized although they locally contain significant ore shoots. Grades are lower than in the younger pulse of mineralization and ore shoots terminate at shallow depths, suggesting significant erosion of the vein systems has taken place.

A second later pulse (171 Ma) consisting of black silica, is rich in base metal and silver sulphides and hosts high-grade mineralization, mainly in the Escondida-Zoe vein system. These high-grade veins consist of banded veins with white quartz, fine-grained black silica, and coarse sulphides including pyrite, pale-coloured sphalerite, galena, and acanthite as well as local electrum. The black silica is characterized by highly anomalous molybdenum.

Veining at Cerro Moro is complex and widespread. Veining varies from simple single veins to complex vein systems. Veins are typically steeply dipping to sub-vertical. Outcropping veins locally reach widths up to 4 m, whilst associated zones of quartz stringers and stockwork may reach widths in the order of 10 to 15 m. The strike length of individual veins is variable and ranges generally between 200 metres and 1 kilometre. Alteration has been identified by Terraspec using spectrometry and is typical of the low-sulphidation model, with broad haloes of white mica and less common kaolinite alteration around the mineralized veins.

Structural controls on veining at Cerro Moro vary with the age of the veins. The oldest veins at Cerro Moro strike north to northeast and mineralization is preferentially hosted in northeast-striking segments, especially in areas close to intersections with northwest or east-west structures, suggesting possible reactivation with emplacement of younger mineralization. A second episode of white quartz-adularia veining was emplaced along northwest-striking structures. These veins are widespread in the main mine area and host lower-grade but significant mineralization in the Gabriela and Esperanza-Nini areas. The mineralization in these veins extends to relatively shallow depths below the current surface and probably represent the roots of deeply eroded veins. The third high-grade episode of sulphide-rich mineralization is also hosted along northwest-striking faults. The main Escondida fault is a large displacement south side-down fault. Mineralization is localized around east-west trending segments as well as in small east-west splays off the main structure. These observations, along with the stratigraphic displacement observed above, suggest a strong sinistral-normal oblique movement vector that controls mineralization.

Exploration

Since acquiring Cerro Moro in 2012 until 2017, Yamana focused exploration activities on infill drilling programs in order to re-categorize resources from the Inferred to the Indicated Mineral Resource category at several prospects; these include Escondida, Zoe, Martina, Carla, Carlita, Gabriela, Michelle, Loma Escondida, Nini, and Deborah. Some drilling exploring for new veins was performed at Margarita, a discovery located 6 kilometres north of the main mine. Other work included detailed mapping and rock-chip sampling at specific prospects and targets.

From 2017 to present, the exploration activities expanded considerably with an aggressive program aimed at delineating new mineralized areas, not only in the main mine area (covering ~6000 hectares) but also over the entire consolidated property of near 300,000 hectares (some of them under third-party agreements, such as the Bahía Laura and El Mosquito projects).
The exploration team has utilized a wide range of exploration techniques, including geological mapping, soil sampling, whole rock sampling, spectrometry on rock and soil samples, rock-chip sampling, RC and diamond drilling, interpretation of satellite imagery, and remote sensing. Multiple geophysical techniques were used including

EXHIBIT 99.1
CSAMT (Controlled Source Audio Magnetotelluric), and both ground and airborne magnetic surveys. Exploration is conducted by trained geologists and technicians using established standard operating procedures.

Surface sampling by Yamana includes soil and rock sampling as well as Terraspec spectrometry surveys over these samples. The current database of surface samples consists of 23,633 rock chips samples, 19,533 soil samples, and 10,158 spectrometer samples.

Recent exploration efforts have delineated multiple district-scale fault structures on the property that show significant displacements and strike lengths, with both northwest and northeast trends. These structures are similar in orientation and character to structures hosting known high-grade mineralization on the Cerro Moro property; these structures are the main focus of current exploration.

The Cerro Moro exploration program in 2019 consisted of extensive property scale geochemistry, geophysics and mapping to delineate new drill targets as well as aggressive exploration drilling and infill drilling. Infill drilling was completed on the Martina, Michelle Extension, Nini veins. Exploration and scout drilling has defined new targets and new Inferred Mineral Resources most notably at Naty, Michelle Extension and Martina. Drilling in 2019 was distributed between infill drilling (14,215 metres) and exploration with both new inferred (15,738 metres) and scout drilling (33,323 metres).

The strategy for Cerro Moro remains to improve the long-term production profile through a more aggressive exploration program with the objective of increasing Mineral Reserves in the short-term. In 2020, the exploration drilling program includes three main objectives: (i) to convert Inferred Mineral Resources to Indicated Mineral Resources, focusing on area adjoining planned production; (ii) to define new Inferred Mineral Resources, by following up and expanding on 2019 exploration discoveries and extensions of known structures; (iii) to generate and develop new discoveries by follow-up scout drilling of gold anomalous zones defined by surface rock and soil sampling and geological mapping.
Drilling

As of the end of December 2019, 4,054 drill holes were drilled in the Cerro Moro project area, for a total of 496,050 metres. Minera Mincorp S.A drilled 439 holes from 1994 to 1999, for a total of 5,692 metres. Following acquisition of the project by Exeter/Extorre, an aggressive exploration drilling program led to the definition of many zones from 2004 to 2012. During this period, 2,035 holes were drilled for a total of 262,763 metres. Subsequent to the acquisition of Extorre in 2012, Yamana has drilled an additional 1,580 holes to the end of December, 2019, for a total of 227,595 metres.

The majority of core drill holes have been drilled in HQ3 size (61.1 millimeter diameter) and utilizing a triple tube core barrel system. About 40% of the core drilling at Cerro Moro is oriented core. All downhole surveys have been performed during the drilling operations. Geologists and technicians at Cerro Moro follow a series of standard operating procedures for the planning and execution of both diamond and RC drilling programs. The core logging procedures used by all operators have been consistent with industry standards.

Sampling, Analysis and Data Verification

Most of the core drill holes were completed with HQ (63.5 millimeter) and HQ3 (61.1 millimeter) diameter core. Occasionally HQ-sized boreholes were reduced to NQ (47.6 millimeter) diameter core at depth with authorization from the geologists. At the drill pad, the drill core is placed by the drill assistants. The cores are received by the exploration technicians, who first regularize them by marking the depths and controlling with the wooden blocks placed by the drillers. After the technicians performed the geotechnical logging, the geologists perform the geological logging and determine the sampling intervals. Subsequently the drill core are photographed in a dry and wet state and transferred to the sampling area.

The recovery and the rock quality designation (RQD) are measured by technicians. The core recovery is calculated between the blocks delimiting drill runs. The core recovery in Cerro Moro is close to 98%. Some drill holes are selected for detailed geotechnical analysis by the geotechnical team. In this case, the technicians not only record the recovery and RQD but also hardness index, weathering, discontinuity type, discontinuity condition, filling and shape of the fractures. When the control is oriented, the alpha and beta angles are measured, which determine the orientation of the discontinuities.

After geotechnical logging, the geological description is captured including lithology (stratigraphic unit, lithology, pervasive structure, and oxidation), alteration, local structures, mineralization, and vein intervals. The

EXHIBIT 99.1
intervals of each sample are marked with an indelible marker on the core and on the box. The complete drill hole is sampled and sent for analysis. The sample lengths are determined by the lithological contacts and by the mineralization of the drill hole. The sample length for HQ core varies between 0.3 metres and 2 metres in length. For NQ drill holes, the minimum sample lengths are 0.4 metres and up to 2 metres.

The drill cores are cut in half using a circular diamond saw. As of May 2019, the core is with a continuous automatic core cutter, which improved the production, minimizing the contamination of the samples, due to the lower circulation of water for cooling, and increasing the operator’s safety.

Underground channel samples are collected by trained geologists and technicians. The length of the samples are determined according to geological criteria and marked with spray paint. If the vein has heterogeneous geological characteristics, the limits are marked according to these variations, with a minimum sample length of 0.5 metres and a maximum of 1 metre, and an average width of 5 centimetres, which make up samples weighing approximately 3 to 10 kilograms. The samples are taken horizontally from left to right in the direction of the forehead and at the height of the gradient (1.50 metres). A hammer and chisel are used for sampling. The relevant geological control is logged by the underground geologist: lithology, mineralization, faults, fracturing and alterations. The azimuth and dip of the structures present are also registered.

Yamana employs a comprehensive QA/QC program for monitoring the assay results for samples generated from the exploration drilling programs, in-fill drilling programs, and grade control channel samples. The QA/QC program implemented by Yamana from 2012 to the present, includes the monitoring of accuracy and bias by inserting Certified Reference Materials (CRM), precision control through the processing of duplicate samples (duplicates of preparation and analysis, both controls taken in the laboratory, and field duplicates) and control of contamination by geochemical fine blanks and sterile (coarse blanks) material. In 2012, pulp verification was implemented in a secondary laboratory to determine the existence of bias between the primary and secondary laboratories. The results from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who present the results by means of detailed reports on a regular basis.

From February 2011 to December 2015, Acme Analytical Laboratories (Acme) were the primary laboratory for exploration samples. Acme established a dedicated on-site sample preparation laboratory at the Cerro Moro project in 2011. Samples were prepared by experienced personnel and a pulp split was sent to the company’s ISO9001 certified analytical laboratory located in Santiago, Chile for analysis. The sample preparation facility had a capacity of 150 to 300 samples per day. Activities carried out by the on-site sample preparation facility were as follows: drying (60°C), crushing (70% < 10 mesh), splitting, and pulverizing of the split fraction. Starting in January 2013, some samples were also prepared at the Acme facility located in Mendoza, Argentina. The pulps, in both cases, were sent for analysis to the primary laboratory in Santiago, Chile.

From April 2016 to July 2019, the primary laboratory changed to ALS Patagonia S.A. (ALS). The samples are sent to Mendoza, Argentina, for preparation and then the pulps are transported to Lima, Peru, for analysis. As of July 2019, the primary laboratory is Bureau Veritas in Lima, Peru, with sample preparation in Perito Moreno, Argentina. Bureau Veritas is accredited ISO17025:2005 for the analytical used for gold and silver.

Before 2013, samples were initially assayed for gold by fire assay with 50 g aliquot and atomic absorption spectroscopy (AAS) analysis. Samples over 10 g/t were re-analyzed by gravimetric finish methods. In 2013, the analysis changed to a 30 g aliquot, fire assay, AAS finish, and the limit to be reanalyzed by gravimetric finish method was changed from 10 g/t to 5 g/t gold.

For silver, before October 2012, samples were analyzed by multi-element multi-acid digestion with inductively coupled plasma atomic emission spectroscopy (ICP-AES). Samples with silver between 100 g/t and 1,000 g/t were re-analyzed by multi-acid digestion and AAS finish. If silver was greater than 1,000g/t, the sample were re-analyzed by gravimetric method. From October 18, 2012 to July, 2013, samples were analyzed by aqua regia digestion with ICP-AES with samples over 100 g/t silver re-analyzed with gravimetric method. From August 2013 to the present, all samples are analyzed by multi-elements four acid digestion with ICP-AES finish. Samples with silver between 100 g/t and 1,000g/t are reanalyzed by multi-acid digestion and AAS finish, Fire Assay 30 g aliquot with gravimetric method for samples with silver above 1,000 g/t.

All primary laboratories used for drilling and exploration samples are independent of Yamana.

Starting in May 2018, samples collected during underground channel sampling are prepared and analysed at the internal mine site laboratory operated by Yamana. The Cerro Moro laboratory is not accredited. The results of the underground samples are used for short term forecasting and grade control as well as in the grade estimation

EXHIBIT 99.1
process for resource models. Each sample is weighed, put into the furnace at 120°C +/-5°C, crushed to 85% less than # 10 mesh (passing -2millimetres), riffle split to obtain 200g +/-50g of material, and that 200 g of sample is pulverized at 90% through # 200 mesh. The analysis of gold for underground channel samples uses fire assay with a 30 g charge and an AAS finish. If the sample contains more than 10 g/t of gold, the sample is reanalysed with a gravimetric finish. Silver is determined by fire assays on a 30 g charge and a gravimetric finish.

Samples are handled only by personnel authorized by Yamana. Samples from the mining operation are delivered directly to the Cerro Moro llaboratory each day upon completion of underground sampling. All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel. The mineralized core intervals are logged and sampled, samples are subsequently delivered to the primary laboratory.

Mineral Processing and Metallurgical Testing

See below under “ Processing and Recovery Operations”.

Mineral Resource and Mineral Reserve Estimates

See “– Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Cerro Moro Mineral Resources have been estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (November 2019) and are reported in accordance with the Canadian Securities Administrators’ National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101).

The Mineral Resources reported have been estimated using a geostatistical block modelling approach informed by gold and silver assay data collected from core drill holes, RC drill holes, trenches, and underground channel samples.

The evaluation of the Mineral Resources involved the following procedures:
•Database compilation and verification
•Creation of three-dimensional solids for the different veins
•Data conditioning (compositing and capping), statistical analysis, and variography
•Selection of estimation strategy and estimation parameters
•Block modelling, grade estimation, and validation
•Classification and tabulation
•Preparation of the Mineral Resource statement.

The geological models were constructed in Maptek Vulcan software based on a sectional interpretation using closed polylines. Domains were created within identified mineralized structures using gold-equivalent grades of 1.5 g/t and 3.0 g/t. These could be considered as domains for open pit and underground extraction, respectively. High-grade domains were generated for intervals logged as black silica (BS) and/or intervals with a gold-equivalent grade ≥ 50 g/t. Contact plots were generated to validate the boundaries between domains.

Ordinary kriging was used for the three models established between 2014 and 2015. Correlograms were generated for individual veins, since correlograms are more stable in the presence of outliers than traditional semi-variograms. Experimental correlograms were calculated in the strike, dip, and pole directions of each vein. Nugget values were calculated from down-the-hole correlograms. Models created after 2015 have been estimated using inverse distance cube or inverse distance square. Due to the gentle undulations and the number of post-mineralization brittle faults that are observed, a modified workflow in the preparation of the block models was adopted. The process incorporates reconstruction and unfolding steps as carried out by the U-Fo software package developed by the Advanced Laboratory for Geostatistical Supercomputing (ALGES) at the University of Chile in Santiago.

Underground Mineral Reserves were estimated using Maptek Vulcan software and open pit Mineral Reserves were estimated using Whittle software for pit optimization and subsequently Vulcan for pit design and evaluation. To account for gold and silver revenue, a NSR value was calculated for each block in the block models, and a cut-off value on this parameter was used for mineral reserve estimates.
The methodology used for converting Mineral Resources to underground Mineral Reserves is as follows:
•Verify geometries for the block model and resource wireframes.

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•Confirm accurate block model depletion with excavated development and stope solids up to the effective reporting date.
•Create stope and ore drift shapes using Vulcan Stope Optimizer (VSO) using the cut-off values and design parameters applicable to the selected mining method.
•Refine the VSO output shapes, considering orebody geometry, mine layout, historical information, and geotechnical analysis.
•Exclude all stopes containing a majority portion of Inferred Mineral Resources.
•Design capital and auxiliary development, including ramps, ventilation, materials handling, access, and infrastructure.
•Complete an economic analysis of each stope shape and exclude all stope shapes that are not cash flow positive when considering associated development and infrastructure.
•Complete a geotechnical analysis of each sector and make adjustments to the design where required.

The methodology used for converting Mineral Resources to open pit Mineral Reserves is as follows:
•Pit optimization is undertaken on each block model using open pit NSR cut-off values and 50 degree overall slope angles. Only Measured and Indicated Mineral Resources are considered in the pit optimization.
•Pit designs are then completed in Vulcan based on the output pit optimization shells using 5 metre bench heights, recommended geotechnical design parameters, and a ramp gradient of 12%.
•Mining dilution and ore loss are applied through the creation of selective mining units (SMUs) using VSO with a minimum mining width of 1.8 metres.
•Economic evaluations are conducted for each pit.

In 2019, Cerro Moro Mineral Reserves changed due to 2019 depletion, and, given the Company’s expanded experience with mining Cerro Moro ore bodies over the past year and a half, the Company was able to further refine its geological understanding and incorporate that understanding into the geological model, improving model predictability. Inferred Mineral Resources increased by 29% and 10% for gold and silver, respectively, compared to the prior year, from the addition of promising new structures. The main increases came from the new Naty discovery, and Agostina. Naty is a recent discovery, made late last year, and exploration is expected to continue to expand this mineralized zone. The structures of Naty, Michelle Extension, Martina, Tres Lomas, Deborah Link and other zones are expected to undergo further drilling in 2020, as part of the aggressive exploration budget allocation to the mine.

Yamana is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, and other relevant issues that could materially affect the Mineral Resource and Mineral Reserve estimate for Cerro Moro.

Please also refer to “Description of the Business – Risks of the Business – Uncertainty in the Estimation of Mineral Reserves and Mineral Resources”.

Mining Operations - Mining Method

Cerro Moro consists of several open pit and underground mines which feed a single processing plant with a throughput capacity of approximately 1,000 tpd.

Production from mines located close to the Run of mine (ROM) pad is hauled directly from the mine. For mines located at greater distances, ore is hauled to a stockpile located close to the portal or pit and then hauled to the ROM pad in hauling campaigns.

Open pit operations are currently carried out by a contractor. The average production rate is of approximately 600 tpd of ore and 16,000 tpd waste. However, production from the open pits will gradually reduce as Cerro Moro transitions to increased production from the underground mines. There are typically two to four pits in operation at any one time. The open pit mining sequence consists of first pre-splitting both sides of the vein with holes spaced every 1 meter apart. Then, from the ramp access, waste polygons on the hangingwall side of the vein are mined to create a free face for the vein. Once the vein is fully exposed, the vein is blasted and mined separately to minimize dilution. Once the vein is completely extracted, the remaining waste polygons on the footwall are extracted.

Underground mining at Cerro Moro is carried out using longitidinal long-hole stoping methods.. Two variations of long-hole stoping will be employed; bench-and-fill (at Escondida, Martina, and Zoe), and uphole retreat

EXHIBIT 99.1
(at Gabriela). Both methods involve ore development at regular level intervals. Stopes are formed by drilling blast holes between levels. After blasting, the broken ore is extracted from the lower level using conventional and remotely operated load-haul-dumps (LHDs).

Bench-and-fill is a bottom-up method, in which mining takes place on top of and adjacent to previously mined and filled stope voids. Once the maximum allowed stope span is reached, and after completion of ore extraction from the blasted stope, stopes are filled with loose rockfill with selective use of cemented rock fill. Uphole retreat is a top-down method, where the stope voids are left open and rock pillars are left between stopes to provide ground support.

The LOM consists in an integrated operation from open pits and underground stopes, in order to feed the 1,000 tpd mill. The LOM indicates mining for a total period of five years, with lower production in the last year.

Processing and Recovery Operations

The processing plant at Cerro Moro is currently designed for a throughput of 1,000 tpd or 365,000 tpy on an operating basis of 92 percent availability. The design metal recoveries are 95% for gold and 93% for silver.

The principle processing stages are: crushing, milling, gravity concentration, flotation, leaching by agitation, countercurrent decant system to wash the pulp (CCD), precipitation with metallic zinc (Merrill-Crowe process), detoxification of the pulp to destroy the cyanide, refining, and tailings disposal. Ancillary processes are reagent preparation, water supply treated through a reverse osmosis plant, and reclaim water from the tailings dam.

The grinding circuit consists of a single-stage overflow ball mill operated in closed circuit with hydro-cyclones, and a flash flotation cell (on cyclone underflow) to produce a cyclone overflow product with a grind of 80% passing 75 μm. A portion of the mill discharge stream is treated in a gravity circuit for removal of free gold and electrum, with the concentrate going to the refinery for further concentrating and smelting and the tails going back to the cyclones. The gravity circuit consists of a single high-capacity continuous centrifugal concentrator and a concentrating table.

There is a bulk rougher flotation with a single stage of cleaning. Concentrate thickening of combined flash flotation and conventional cleaner concentrate and regrinding produce a concentrate leach feed with P80 of 30 μm. The re-ground product of the concentrated thickener is sent to an intensive leach tank to liberate the high-grade gold and silver. The scavenger tails are sent to a tails flotation thickener and the underflow is then sent to agitation tanks in a conventional leaching process.

Intensive cyanide leaching of concentrate is done in a single agitation leach tank. The underflow of the tailing flotation thickener is combined with the concentrate from the intensive leach and are agitated in conventional leach tanks (five tanks). The normal residence time is 48 hours. Solid and liquids are separated using a six-stage countercurrent decantation (CCD, six thickeners) circuit. Overall washing efficiency in the circuit is greater than 99% for gold. In addition, the overflow from CCD 1 is pumped to the Merrill-Crowe pregnant solution clarifier to remove additional solids from the solution. The solution from the clarifier is treated using pressure-leaf clarifier filters to lower the solids content of the solution to less than 10 ppm. The pregnant clarified solution is treated in a deaeration tower to lower the dissolved oxygen content to less than 0.2 ppm prior to the addition of zinc. The Merrill-Crowe process (zinc precipitation) is used to precipitate the gold, silver, and mercury contained in the deaerated pregnant solution. The solution containing the precipitate is filtered in plate- and frame-filter presses.

The detoxification of cyanide in the final tailings uses exclusively hydrogen peroxide. Detoxified slurry is sent to a conventional tailings storage facility. Solution from the tailings pond is recycled for reuse in the process.

Infrastructure, Permitting and Compliance Activities

The major facilities at Cerro Moro include a ball mill with conventional and flash flotation, intensive and conventional leach with Merrill-Crowe process and precipitate filters, a tailings storage facility (TSF), an osmosis plant, a six-unit diesel power station operating with diesel generator sets, office buildings, and mine infrastructure.

The TSF is a downstream design. Phase 1 is currently in operation with a dam elevation of 57 m above sea level. The land was cleared by removing the overburden and stockpiling it next to the dam, to be used for remediation at the end of the dam’s useful life. The total impermeable surface measures 347,000 m2 and is constructed of 1.5 mm thick linear low-density polyethylene (LLDPE) membrane. The membrane was anchored in “anchor trenches” on the perimeter of the dam in its stage 1, and preparing it for the regrowth in its stage 2.

EXHIBIT 99.1
Phase 2 dam wall construction has commenced with a designed dam elevation of 62 metres. The tailings dam will have a final capacity of 2.21 million m3 of tailings, sufficient for storage of the Cerro Moro Mineral Reserves.

Tailings go through a de-cyanidation process before going through the thickener to achieve a 55%-thickened-solids prior to disposal into the tailings storage facility. There is no discharge from Cerro Moro’s TSF. To date, there have been no external audits to review the existing system. All construction was carried out following the design parameters, and the responsibility for quality control of the applied engineering was assumed by Knight Piesold as an external engineering consultant.

The power station consists of six diesel generator sets, generating approximately 1,650 to 2,000 kW of electricity.

Permits required by various government agencies covering the operation have been obtained. The most important licence for the project is the Environmental Impact Statement (“EIS”) which was obtained from the approval of the IIA, and is updated every two years. Currently, the third update of the EIS has been submitted and is under evaluation by the Ministry of Mining. The EIS has undergone two rounds of observations which were answered in a timely manner. This permit is authorized at the national level before the Ministry of Environment and Control of Sustainable Development.

All water in the reservoir, which supplies the camp as well as the process plant, comes from groundwater wells. Prior to it being delivered to the relevant sector, the water goes through a reverse osmosis treatment and ultrafiltration process. The site is also in the process of certification for ISO 14001 and the International Cyanide Code, both of which should be attained by the end of 2020. Acid rock drainage (“ARD”) has not been an issue to date at Cerro Moro. Some studies have demonstrated a potential for future ARD generation and the site continues to monitor waste dumps for runoff and infiltration. In addition, the site monitors the underground mine water quality.

The first detailed closure plan for Cerro Moro is currently being prepared and should be finalized within the year.

Despite Cerro Moro’s relatively long distance from the nearest community (~100 kilometres), Cerro Moro maintains an active community relations program, focused on strong engagement with the local community and invests in a wide range of cultural, social, and economic programs. For the past year, Cerro Moro has been quantitatively measuring its social licence to operate (“SLO”) with the support of a tool developed by the Commonwealth Scientific and Industrial Research Organization of Australia (CSIRO). For the past four quarters, the data has demonstrated a consistent measure of a “moderate to high” social licence at the site.

Capital and Operating Cost Estimates

The total LOM capital cost estimate is approximately $172 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over the project’s five-year LOM. Capital costs do not include working capital, capitalized exploration, or closure costs. The main capital costs are related to the construction and maintenance of the tailings dam, capital mine development, mine infrastructure, and mobile equipment, as set out in the following table:

Total LOM ($000)
Sustaining Capital Cost	166,583
Expansionary Capital Cost	5,000
Total	171,583

Operating costs are forecast to average US$274.77 per tonne over the LOM, as set out in the following table:

Total LOM ($/t)
Mining	109.15
Process	93.19
G&A	72.42
Total	274.77

EXHIBIT 99.1

Exploration, Development and Production

More meaningful contributions from the Zoe underground mine are expected in 2020, along with a return to reserve grade mining and processing. In particular, gold mining grade is expected to increase with the commencement of meaningful stope production from Zoe. In 2020, Cerro Moro will have more meaningful contributions from underground mines, providing enhanced mine flexibility and efficiencies.

Cerro Moro continues to pursue a drilling and surface exploration program at near-mine targets and across the property. During the fourth quarter of 2019 drilling focused on testing and delineation of near-mine structures. During the quarter approximately 1,500 metres of infill drilling were completed and a further 10,500 metres was drilled in exploration. Exploration drilling targeting vein extensions and regional structures generated new Inferred Mineral Resources, mainly from the new Naty discovery and Agostina. Fourth quarter exploration focused on the Naty target, and defined a 600 meter mineralized envelope, which remains open for further exploration. Naty is a recent discovery, made late last year, and exploration in 2020 will continue to define the newly discovered mineralized zone. Scout drilling, mostly testing regional structures, has generated several new targets and an expanding mineral envelope for further resource delineation in 2020.

The total number of surface rock and soil samples collected in 2019 as part of a property wide sampling and mapping program far exceeded annual targets, with 6,700 rock and 11,000 soil samples collected across the property. Systematic soil sampling and other fieldwork will continue during 2020. Results from an ongoing surface sampling and related exploration work, in addition to an aeromagnetic survey over 150,000 hectares, continues to drive exploration and generate new targets in the large land position at Cerro Moro.

Minera Florida Mine

The Minera Florida Mine is located within the coastal range in the metropolitan region of central Chile, approximately 75 kilometres Southwest of Santiago, near Melipilla City. The property consists of 166 mineral licences, covering a total area of approximately 15,600 hectares. Thirty-six mineral licences cover the mine property including the mine, mill, and other infrastructure. The property is owned by Yamana, and the Pedro Valencia mine is also located within the property boundaries. Mining licences in and around the Pedro Valencia mine area are contained within a rectangular block (2.5 kilometres x 1.5 kilometres) comprising 33 licences. The property also includes some 133 mineral concessions in a large area around the mining licences. The access to the property is by paved road. The total distance from Santiago is approximately 175 kilometres. Electric power is available from the Chilean grid and mining services and suppliers are available locally and in the region.

The area of the Minera Florida Mine is underlain by upper cretaceous volcanic and intrusive rocks. The volcanic rocks comprise porphyritic andesite, brecciated andesite, lithic and crystal tuff, and brecciated tuff. The bulk of these rocks are also affected by a sequence of hydrothermal alteration. The intrusive rocks comprise mainly granodiorites and monzodiorites. Gold mineralization in the Minera Florida Mine area occurs as native gold and electrum associated with sulphide minerals, such as pyrite, chalcopyrite, sphalerite and galena, as well as magnetite. Mineralization is commonly associated with hydrothermal alteration including quartz, adularia, epidote, chlorite, and actinolite. Quartz occurs in four types; as grey siliceous zones, green quartz, translucent quartz, and white quartz. Some veins exhibit metal zoning, with a zinc-rich silver-rich zone in the upper part of the vein, a gold-rich zone in the central part, and a zinc-rich zone in the lower part of the vein. In general, mineralized structures include an inner quartz vein (core) consisting of material exhibiting quartz flooding or massive quartz, surrounded by stockwork of quartz veinlets and/or hydrothermal breccia, both of which are mineralized. Gold mineralization in the Minera Florida Mine area has been identified in four types of rocks, in places adjacent to each other, as follows: (1) silicified crystal tuff; (2) lithic to crystal tuff; (3) brecciated tuff; and (4) porphyritic andesite. There are at least nineteen mineralized veins discovered and partially developed in the Minera Florida Mine area. These veins range from 0.8 metres to 30 metres in thickness, and the average grade ranges from 1.5 grams per tonne of gold to 12 grams per tonne of gold, 6 grams per tonne of silver to 100 grams per tonne of silver, and 0.1% Zn to 1.81% Zn. Many of the mineralized veins at the Minera Florida Mine area do not have a surface expression, but are associated with structures identified by underground diamond drilling.

The underground workings are developed by adits driven from surface. An internal ramp system provides access to the stopes. Sublevel are driven in the veins and mining sequence advances from the top down, with pillars left at regular intervals. Underground mining operations are mechanized, utilizing: articulated haul trucks; electronic hydraulic development and production jumbos; load-haul dumpers; and a number of ground support and

EXHIBIT 99.1
service equipment. Ore is hauled using 25-tonne trucks from the mine to a transfer point and 40-tonne trucks haul the ore from the transfer point to the process plant. Waste is transported by 25-tonne trucks.

In addition to the ore processing facility, the Minera Florida Mine has a historic tailings reprocessing facility which can operate at a rate of near 2,500 tpd and consists of repulping stations, grinding, leaching, carbon and zinc flotation circuits. Since the second quarter of 2017, when the first stage of historic tailings was finalized, the Company refocused its effort on mining higher grade ore from the mine and increasing the feed grade and recovery of the ore, and has integrated part of this tailings facility with the ore facility increasing overall recoveries for gold to approximately 90%.

For 2019, production at the Minera Florida Mine totaled 73,617 ounces of gold and 280,326 ounces of silver, compared to 81,638 ounces of gold and 280,326 ounces of silver in 2018. Gold production for 2019 was lower than 2018 due to lower processing rates, despite higher gold feed grade and recovery. The 2019 results are slightly lower than expected but aligned with the transformational strategy for Minera Florida to improve productivity, reduce dilution, target higher grades, improve recoveries and control costs. Gold production for Minera Florida in 2020 is forecasted to exceed 2019 production, with cash costs and AISC expected to be lower than 2019 on a per unit basis. Higher production along with cost management initiatives significantly reduced costs during the fourth quarter of 2019, particularly in December 2019.This trend is expected to continue in 2020. In parallel to these initiatives, drilling is ongoing to develop exploration potential in the recently discovered vein systems located south of the core mine and increase Mineral Reserves with the objective of a sustainable increase in gold production. Minera Florida has all necessary infrastructure to grow production to support a higher gold production rate.

The focus for the year has been on exploration, and the goal to increase Mineral Reserves has been achieved. With the renewed confidence in exploration, the Company is evaluating additional capital investments on underground mobile fleet equipment to increase linear development and open new mining areas.

Exploration activity in 2019 at Minera Florida included surface exploration using trenching, mapping soil and rock sampling, leading to the definition of new resource delineation targets, as well as exploration and infill drilling. Exploration drilling tested seven targets: Don Leopoldo Sur Este, Don Leopoldo Deep, Fantasma Deep, Fantasma Este-Caramelo, La Charra and Bandolera. High-grade intercepts at the Bandolera target are significant as they are defining a significant new ore shoot located west of the Maqui fault, a little explored area on the property. Exploration has resulted in new Inferred Mineral Resources, especially in the Bandolera, Patagua Oeste, Flor, Polvorin, Fantasma deep, Sur and Satelite Fantasma areas, while infill drilling was successful in delineating new Indicated Mineral Resources in the core mine especially in the Don Leopoldo-Patagua, Satelite Fantasma and Los Patos areas. Both geological and statistical parameters for Mineral Resources and Mineral Reserves were tightened up in 2019, providing higher confidence in the geometry and grade of the main mineralized zones.

Development Projects

Agua Rica Project

Yamana currently owns 100% of the Agua Rica Project, a large porphyry-style copper-gold-molybdenum-silver deposit located in the northwestern province of Catamarca in Argentina.

In October 2014, the Company entered into an MOU with the Catamarca Government, represented by the Catamarca state mining company, Catamarca Minera y Energética Sociedad del Estado (“CAMYEN”), with respect to the creation of the Catamarca Mining District. The MOU established the groundwork for the Company and the Catamarca Government to work together to consolidate important mining projects and prospective properties in the province, consisting of the Agua Rica Project and the Cerro Atajo prospect. On February 27, 2015, a formal agreement was entered into among the parties to the MOU. This agreement formed the basis of a working relationship between the Catamarca Government through CAMYEN and the Company. After conducting exploratory work in the Cerro Atajo prospect between 2016 and 2018, in December 2018 the Company decided not to pursue the option for Cerro Atajo and focus its effort on the Agua Rica Project development . In this event, the formal agreement establishes a maximum ownership interest of up to 3% for CAMYEN in the Agua Rica Project. The formal agreement does not restrict the Company’s ability to continue with different development options for Agua Rica, although it provides a framework of cooperation that would see Agua Rica advance to development more efficiently and on an expedited timeline.

In December 2014, the Company received a positive independent technical review relating to previous studies on Agua Rica and on the potential development options for the asset. This review has been updated during 2017 and 2018 and provided a basis for the Company to continue to pursue multiple options for this asset.

EXHIBIT 99.1
On March 8, 2019, the Company announced that it had signed an integration agreement with Glencore and Newmont (then Goldcorp Inc.) pursuant to which the Agua Rica project would be developed and operated using the existing infrastructure and facilities of Alumbrera. The Company believes the integration of the Agua Rica project and the Alumbrera mine (the “Integrated Project”) has significant merit given the proximity of the assets, and the potential to realize significant synergies by taking full advantage of existing infrastructure associated with the Alumbrera mine for the development and operation of Agua Rica. The Alumbrera infrastructure is of significant scale and configuration that is ideally suited for the integration plan. In consideration of these project attributes Yamana is prepared to maintain an interest in the development of the project.

On July 19, 2019, the Company announced positive PFS results that underscored Agua Rica as a long-life, low-cost project with robust economics and opportunities to realize further value, including the opportunity to convert economic-grade Inferred Mineral Resources and expanding throughput scenarios to increase metal production and returns, among other opportunities. The study shows an open pit operation with a conveyor system for ore delivery to the Alumbrera processing facilities, with the potential for a mine life of 28 years at average annual production over the first 10 years of approximately 533 million pounds of copper-equivalent metal, including the contributions of gold, molybdenum, and silver. Copper equivalent metal includes copper with gold, molybdenum, and silver converted to copper-equivalent metal based on the following metal price assumptions: US$6,614/tonne for copper (US$3 per pound), US$1,250/oz for gold, US$24,250/tonne for molybdenum (US$11 per pound), and US$18/oz for silver. This is based on the Agua Rica Mineral Reserve estimate as of December 31, 2019 containing Proven and Probable Mineral Reserves of approximately 5.4 million tonnes (11.8 billion pounds) of copper and 7.4 million ounces of gold contained in approximately 1.1 billion tonnes of Mineral Reserves. The inventory of Mineral Reserves does not consider the presence of Inferred Mineral Resources within the pit shells, which could potentially increase the Mineral Reserves upon completion of a planned infill drilling campaign.

The integration agreement represents a significant step forward towards the optimization of Agua Rica. The Alumbrera infrastructure, including the existing infrastructure for concentrate logistics located in northern Argentina between the mine site and the port, presents a unique opportunity to enhance project economics while also reducing the project complexity, capital intensity, execution risks and environmental footprint. It is expected a full feasibility study with updated Mineral Reserve, production and project cost estimates will be completed by the first half of 2021. This will provide the framework for the submission of a new Environmental Impact Assessment to the authorities of the Catamarca Province and for the continued engagement with local stakeholders and communities.

The Company has been working together with its partners and key government stakeholders to support a path forward for the evaluation and development of the Integrated Project. An agreement has been reached with CAMYEN, in respect to CAMYEN’s participation in the Integrated Project. The Catamarca Province has approved a closure plan for the progressive reclamation of the Alumbrera mine that synchronizes with the advancement of the Integrated Project and is funded with existing cash of Alumbrera on reserve for reclamation activities. A service agreement with Yacimientos Mineros de Agua de Dionisio (“YMAD”) was signed on November 27, 2019, which formalizes the use of the Alumbrera infrastructure for the Integrated Project, provided the integration takes places according to the conditions agreed. Finally, the National Government implemented a mechanism that was pending since the 2003 reform of the Argentine Mining Investments Law, that sets out the framework for refund of amounts paid in excess of a mining project's overall tax burden, at a federal level. This supports fiscal stability of mining projects in country, and the Integrated Project specifically, as it advances. See “General Development of the Business – History – Agreement for Integration of Agua Rica and Alumbrera.

Suyai Project

The Suyai Project is an advanced stage exploration gold project comprising 36,702.30 hectares of land located in the Cordon de Esquel, Chubut Province, in southern Argentina. The various properties comprising the Suyai Project are classified as either “permits”, “claims” or “mines” and are either owned outright by Suyai del Sur S.A. (“Suyai del Sur”) or through option contracts between Suyai del Sur and the direct owners.

On July 3, 2002, Meridian completed an unconditional share purchase offer for Brancote Holdings PLC, owner of the Suyai Project. Permitting for the project and a feasibility study began in the third quarter of 2002. In March 2003, with the feasibility study substantially complete, the project was put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel’s citizens voted against the mine. The Company continues to monitor mining developments in the province of Chubut.

The Company previously completed a scoping study that evaluated two options for ore processing, both of which provide favorable project economics. The first considered the construction of a CIL processing facility for the

EXHIBIT 99.1
on-site production of gold and silver in the form of doré. The second considered the construction of a processing facility for on-site production of gold and silver contained in a high-grade concentrate, which would be shipped abroad for subsequent precious metal recovery. Both approaches considered an identical underground configuration with average annual production expected to be in excess of 200,000 ounces of gold and 300,000 ounces of silver. The Company believes both scenarios address past concerns regarding open pit mining, and the development scenario that includes production of an on-site concentrate addresses many of the past concerns regarding the use of cyanide, and would potentially meet provincial regulations currently in place in Chubut. The Company will work with local stakeholders to obtain and sustain its social license should the project progress to a more advanced stage.

The Company continues to pursue development plans and other strategic alternatives for the project. Given the extensive amount of work performed, to date the existing scoping study could rapidly progress to a feasibility study allowing for the project to be developed in a short time frame. The Suyai project is one of the highest gold grade development-ready projects in the Americas. While a financial adviser has not been retained at this time, the Company is evaluating its strategic alternatives in addition to development of the project.

Monument Bay

In June 2015, as part of the Mega Precious acquisition, the Company acquired the Monument Bay property, which is located in Manitoba, approximately 570 kilometres northeast of Winnipeg, and consists of 136 contiguous claims totalling 31,250 hectares. The project covers the Twin Lakes shear zone, a strongly developed regional structure that hosts gold mineralization along a three-kilometre strike length. Mineral Resources for Monument Bay demonstrate a large mineralized envelope with higher grade plunging mineralized shoots that could be accessed via open pit mining or by underground mining on plunging higher grade shoots.

The 2019 exploration program budgeted at US$4.0 million, focused on development of a new geological model and definition of higher grade zones within the overall mineral envelope, to allow better resource modelling and to provide additional understanding of the controls on mineralization. As part of this program, a significant re-logging program through the core of Twin Lakes deposit was completed, utilizing handheld X-ray fluorescent analyser to systematically analyze lithogeochemistry, providing definition of key lithological units. A new resource model has been developed, which provides a better understanding of the controls on and distribution of gold mineralization at the deposit, and which will be utilized in 2020 to provide targets for further drilling on the high grade zones. Additional work completed in 2019 included completion of 20 diamond drill holes totalling 5340 m testing for near-deposit extensions or satellite deposits. As well, exploration in 2019 included property wide evaluation, initiated utilizing a heli-portable overburden and top-of-bedrock RC drill rig, completed on a roughly 1 kilometre grid. This program comprised 75 drill holes totalling 1084 m. Evaluation of the remainder of the project, which has historically seen little exploration attention, will continue and be expanded during the 2020 field season, with additional RC drilling. This newly applied exploration method opens up the remainder of the Monument Bay property to exploration and represents a significant step toward advancing this prospective land package.

On September 13, 2018, the Company signed an Exploration Agreement with Red Sucker Lake First Nations in relation to the Monument Bay exploration site in Northern Manitoba. This is an important step allowing the Company to solidify a strategic collaboration with this community, as it continues to advance the project.

ITEM 5
DIVIDENDS

The Company has a dividend policy providing for a dividend yield that is consistent with the yield of comparable companies’ dividend rates and such policy is reviewed on a periodic basis and assessed in relation to the current and expected future operating cash flows of the Company and the conservation and reinvestment of capital. The Company increased its annual dividend to $0.05 per share, effective for the first quarter of 2020, representing a 150% increase in dividends from the second quarter of 2019. The Company has also implemented a policy establishing a cash reserve fund that will be available to be drawn upon, if required, were the gold price to decline and negatively impact margins over a longer period of time. See “General Development of the Business – History – Dividend Policy”.

The following table sets forth the quarterly dividends paid by Yamana on its common shares during each of the three most recently completed financial years:

EXHIBIT 99.1

2020	2019	2018	2017
Q1 - $ 0.0125	Q1 - $ 0.005	Q1 - $ 0.005	Q1 - $ 0.005
	Q2 - $ 0.005	Q2 - $ 0.005	Q2 - $ 0.005
	Q3 - $ 0.01	Q3 - $ 0.005	Q3 - $ 0.005
	Q4 - $ 0.01	Q4 - $ 0.005	Q4 - $ 0.005
Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition, comparability of the dividend yield to peer gold companies and current and anticipated cash needs.

ITEM 6
DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital

The Company is authorized to issue an unlimited number of common shares and 8,000,000 first preference shares, Series 1 (the “Preference Shares”) of which there were [951,629,186] common shares and no Preference Shares issued and outstanding as of March 27, 2020.

Common Shares

Holders of common shares are entitled to receive notice of any meetings of shareholders of the Company, to attend and to cast one vote per common share at all such meetings. Holders of common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Company’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Company are entitled to receive on a pro-rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. The common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Preference Shares

Upon a consolidation, merger, or amalgamation of the Company with or into any other corporation, holders of Preference Shares who have not exercised their right of conversion at the date of the consolidation, merger, or amalgamation are entitled to receive upon the exercise of their conversion right, after the effective date of the consolidation, merger, or amalgamation, the aggregate number of shares or securities or property of the Company resulting from the consolidation, merger, or amalgamation, the holder would have been entitled to receive if they had at the effective date of the consolidation, been the registered holder of such number of common shares. Holders of Preference Shares are also entitled to receive, in the event of liquidation, dissolution or winding up of the Company, an amount equal to $0.125 in respect of each of Preference Share held and all unpaid cumulative dividends before any distribution of the assets of the Company among holders of the common shares or any other class of shares. Holders of Preference Shares are not entitled to receive notice of or to attend meetings of the shareholders of the Company nor do they have any voting rights for the election of directors or for any other purpose (except where the holders of a specified class are entitled to vote separately as a class).

ITEM 7
MARKET FOR SECURITIES

Price Range and Trading Volume

The common shares are listed and posted for trading on the TSX under the symbol “YRI” and the NYSE under the symbol “AUY”. The following table sets forth information relating to the monthly trading of the common shares on the TSX for the fiscal year ended December 31, 2019.

EXHIBIT 99.1

Period	High (C$)	Low (C$)	Volume
January 2019	3.78	3.05	57,039,035
February 2019	3.75	3.21	67,499,393
March 2019	3.72	3.24	53,809,994
April 2019	3.575	2.85	54,398,700
May 2019	2.95	2.41	38,779,491
June 2019	3.38	2.545	56,532,301
July 2019	4.08	3.17	54,751,307
August 2019	5.04	3.76	85,162,983
September 2019	5.02	4.15	71,362,712
October 2019	4.96	4.155	69,974,403
November 2019	4.82	4.22	52,836,451
December 2019	5.24	4.56	48,435,928

ITEM 8
ESCROWED SECURITIES AND SECURITIES SUBJECT TO
CONTRACTUAL RESTRICTION ON TRANSFER

To the Company’s knowledge, there are no securities of the Company which are subject to escrow or to contractual restriction on transfer as of March 30, 2020.

ITEM 9
DIRECTORS AND OFFICERS

The following table sets forth the name, province or state and country of residence, position held with the Company and period(s) during which each director of the Company has served as a director, the principal occupation of each director and executive officer of the Company, as of the date hereof. All directors of the Company hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
John Begeman(1)(3) South Dakota, United States	Director since May 2, 2007	Company Director
Christiane Bergevin(2)(4) Québec, Canada	Director since September 1, 2014	President of Bergevin Capital
Andrea Bertone(1) Texas, United States	Director since July 27, 2017	Company Director
Alexander J. Davidson(3) Ontario, Canada	Director since August 31, 2009	Company Director
Richard Graff(1)(2) Colorado, United States	Director since October 16, 2007, Lead Director since September 30, 2017	Company Director
Kimberly Keating(2)(3) Newfoundland, Canada	Director since February 15, 2017	Chief Operating Officer of the Cahill Group
Jane Sadowsky(1)(4) New York, United States	Director since September 1, 2014	Managing Partner of Gardener Advisory LLC
Dino Titaro(2)(3)(4) Ontario, Canada	Director since August 5, 2005	Company Director
Peter Marrone Ontario, Canada	Executive Chairman and a Director (director since July 31, 2003)	Executive Chairman of the Company
Daniel Racine Ontario, Canada	President and Chief Executive Officer	President and Chief Executive Officer of the Company
Jason LeBlanc Ontario, Canada	Senior Vice President, Finance and Chief Financial Officer	Senior Vice President, Finance, and Chief Financial Officer of the Company

EXHIBIT 99.1

Name and Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation
Yohann Bouchard Ontario, Canada	Senior Vice President, Operations	Senior Vice President, Operations, of the Company
Richard C. Campbell Ontario, Canada	Senior Vice President, Human Resources	Senior Vice President, Human Resources of the Company
Gerardo Fernandez Ontario, Canada	Senior Vice President, Operations	Senior Vice President, Corporate Development of the Company
Ross Gallinger Ontario, Canada	Senior Vice President, Health, Safety and Sustainable Development	Senior Vice President, Health, Safety and Sustainable Development of the Company
Henry Marsden Ontario, Canada	Senior Vice President, Exploration	Senior Vice President, Exploration of the Company
Sofia Tsakos Ontario, Canada	Senior Vice President, General Counsel and Corporate Secretary	Senior Vice President, General Counsel and Corporate Secretary of the Company
1.Member of the Audit Committee.
2.Member of the Compensation Committee.
3.Member of the Sustainability Committee.
4.Member of the Corporate Governance and Nominating Committee.

The principal occupations, businesses or employments of each of the Company’s directors and executive officers within the past five years are disclosed in the brief biographies set out below.

John Begeman – Director. John Begeman is a Professional Mining Engineer with over 40 years of mining experience. His extensive experience in the mining industry, combined with his background in precious metals operations, executive and project development management, provide valuable industry insight and perspective to both the Company’s board of directors and management. He currently sits on the board of directors of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015.

Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp Inc., Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the Western United States. His experience in executive leadership in international mining operations, permitting and community involvement assists the board and management with its ongoing business endeavours. His past environmental and social license analysis along with project risk assessment also form a broad base the board and management can draw on. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Christiane Bergevin – Director. Christiane Bergevin is the President of Bergevin Capital, advising infrastructure and energy sector clients. She brings more than 30 years of experience in strategy, project and risk structuring, and financing of resource, transport and infrastructure projects on all continents in addition to experience in the financial sector. She is highly skilled in sustainability and community engagement aspects from an operational and governance standpoint, and served on the health, safety and corporate social responsibility committee of the board of a major oil and gas producer. As Executive Vice-President, Desjardins Group (Canadian financial cooperative institution) between 2009 and 2015, she led mergers and acquisitions, strategic partnerships and business development. She was also a member of Desjardins Group's finance and risk management committee.

For the 19 years prior to that, Ms. Bergevin held executive positions with SNC-Lavalin Group, a global engineering and construction firm, including managing executive and subsequently President of SNC-Lavalin Capital Inc., its project finance advisory arm. She was involved in several transport and mining developments, and also served as Senior Vice-President and General Manager, Corporate Projects. Ms. Bergevin is a Director of RATP Dev, an international public transport operator, and a member of the board of AGF Group, a reinforcing steel supplier. She is a former Chair and serves as Governor of the Canadian Chamber of Commerce. Ms. Bergevin holds a Bachelor of Commerce (with Distinction) from McGill University and graduated from the Wharton School's Business Advanced Management Program. In 2013, she was awarded the ICD.D designation by the Institute of Corporate Directors.

EXHIBIT 99.1
Andrea Bertone – Director. Andrea Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy International LLC (“Duke Energy”), where she reported directly to the chief executive officer of the largest utility in the United States. During her seven years in this role, she was responsible for operations across South and Central America. Prior to her role as President of Duke Energy, Ms. Bertone spent nearly 10 years in increasingly senior management roles with Duke Energy and its subsidiary companies, including the role of General Counsel of Duke Energy. Ms. Bertone brings significant strategic and operational expertise acquired while operating large infrastructure assets throughout Latin America. Ms. Bertone currently serves on the board of directors of Peabody Energy Corp. and DMC Global Inc. Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. She is a member of the Brazilian Bar Association. In 2013, she received the Alumni of Distinction Award from Chicago-Kent College of Law and in 2016, she was recognized by the National Safety Council through their annual “CEOs Who Get It” program, as a leader who demonstrates personal commitment to worker safety and health.

Alexander J. Davidson – Director. Alexander Davidson was Barrick Gold Corporation’s Executive Vice President, Exploration and Corporate Development with responsibility for international exploration programs and corporate development activities. Mr. Davidson was instrumental in Barrick’s acquisition of Lac Minerals, Sutton Resources, Arequipa Resources, Pangea Goldfields, Homestake Mining and Placer Dome Inc. Mr. Davidson joined Barrick in October 1993 as Vice President, Exploration with responsibility for the company's expanding exploration program. He initiated Barrick’s expansion out of North America and into Latin America and beyond. Prior to joining Barrick, Mr. Davidson was Vice President, Exploration for Metall Mining Corporation. Mr. Davidson has over 40 years of experience in designing, implementing and managing gold and base metal exploration and acquisition programs throughout the world. In April 2005, Mr. Davidson was presented the 2005 A.O. Dufresne Award by the Canadian Institute of Mining, Metallurgy and Petroleum to recognize exceptional achievement and distinguished contributions to mining exploration in Canada. In 2003, Mr. Davidson was named the Prospector of the Year by the Prospectors & Developers Association of Canada in recognition of his team's discovery of the Lagunas Norte Project in the Alto Chicama District, Peru.

In February 2019, Mr. Davidson was awarded the Charles F. Rand Gold Medal by the American Institute of Mining Engineers in recognition of his key role in numerous acquisitions and discoveries and his leadership in developing Barrick’s unparalleled exploration programs, both of which have resulted in remarkable achievements that distinguish his remarkable career and legacy at Barrick. Mr. Davidson received his B.Sc. and his M.Sc. in Economic Geology from McGill University. His extensive experience in the mining industry and his background in precious metal exploration and corporate development allows him to provide valuable industry insight and perspective to the board and management. Mr. Davidson also has extensive board level experience and has sat on or has chaired a number of health, safety & environment, technical, sustainability, audit, and compensation committees. He currently sits on the board of directors of Americas Silver Corporation, NuLegacy Gold Corporation, Orca Gold Inc. and Capital Drilling Ltd.

Richard Graff – Director. Richard Graff has served on numerous public boards in the mining and oil and gas industries and has served as a board chairman, chairman of audit committees, governance and nominating committees, and special committees, as well as having compensation committee experience. His extensive experience in the metals and mining industry includes accounting and financial reporting, internal control, governance and compliance initiatives, and mergers. Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force, which resulted in the issuance of accounting and financial reporting guidance in the mining industry for US GAAP. He represents a consortium of international mining companies, and has met with and provided recommendations to the International Accounting Standards Board (IASB) on financial reporting issues in the mining industry. The IASB incorporated input from these meetings into its published rules. Mr. Graff continues to organize periodic meetings in London between global mining companies and the IASB to discuss financial reporting issues affecting the industry and shares that information with the management, boards and audit committees on which he serves. He also has had discussions with and provided input to the SEC on financial reporting issues in the industry.

Mr. Graff has been a speaker at industry conferences and directors’ education programs on the topics of financial reporting in the mining industry, audit committee trends, board succession, investor engagement and enterprise risk management. For the past two years, Mr. Graff has moderated the Canadian Public Accountability Board (CPAB) Mining Industry Forum in Toronto. He currently serves as the Lead Director and chairman of the audit committee and is a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves as chairman of the audit committee and is a member of the health, safety, security and environment committee of DMC Global Inc. Mr. Graff’s extensive international experience in the mining industry, coupled with his expertise summarized above, brings insight to the board and management as to best practices with

EXHIBIT 99.1
respect to accounting, corporate governance and other issues for an international public company in the mining industry. Mr. Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University.

Kimberly Keating, Director. Kimberly Keating is a Professional Engineer with over 20 years’ experience in the global offshore energy sector. She is currently Chief Operating Officer of the Cahill Group – one of Canada’s largest multi-disciplinary construction companies. She joined the Cahill Group in 2013 as Director of Projects and oversaw the construction and delivery of one of the largest topside modules ever built for a major offshore oil and gas development. Prior to joining the Cahill Group, Ms. Keating held a variety of progressive leadership roles, from engineering design through to construction, commissioning, production operations and field development with Petro-Canada (now Suncor Energy Inc.). Throughout her career, Ms. Keating has made significant engineering and project management contributions to key projects in the Canadian, Norwegian and UK offshore oil and gas sectors, bringing a wealth of strategy, risk assessment, policy and technical expertise to the Yamana board.

Ms. Keating has also held numerous volunteer leadership roles, including serving as the current Vice Chair of Memorial University’s Board of Regents where she also served as Chair of the Governance & Pensions Committees, and a board director with the Dr. H. Bliss Murphy Cancer Care Foundation, Opera on the Avalon and the Oil and Gas Development Council of Newfoundland and Labrador; a government appointment to assess the long-term vision for the province’s oil and gas industry. She holds a Bachelor of Civil (Structural) Engineering degree, a Master of Business Administration, is a registered member of the Professional Engineering & Geoscientists NL (PEGNL) and holds the Canadian Registered Safety Professional (CRSP) designation. In June 2016, she was named a Fellow of the Canadian Academy of Engineers, a national institution through which Canada’s most distinguished and experienced engineers provide strategic advice on matters of critical importance to Canada. In 2018, Ms. Keating received the Memorial University Faculty of Engineering Distinguished Alumni Award, the PEGNL Community Leadership Award, as well as the St. John’s Board of Trade Community Builder of the Year Award. She is currently a Director of Major Drilling International Inc.

Jane Sadowsky – Director. Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. In addition to a broad and diverse range of finance and deal-related expertise, Ms. Sadowsky has sector expertise in power and utilities and the related fields of commodities, renewables, power technology, infrastructure, and energy. She brings depth of knowledge and experience in mergers and acquisitions, public and private debt and equity, corporate restructurings and cross border transactions. While at Evercore and Citigroup, she was responsible for strategy and resultant P&L, for managing people and for internal and external collaboration. She participated in or led global committees including: compensation, fairness and valuation, diversity, mentoring and recruiting. Ms. Sadowsky has provided expert testimony in numerous US jurisdictions and the World Court.

Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and her BA in Political Science and International Relations from the University of Pennsylvania. Ms. Sadowsky is a National Association of Corporate Directors (NACD) Board Leadership Fellow and currently sits on the board of directors of Nexa Resources S.A.

Dino Titaro – Director. Dino Titaro has over 30 years of international experience having been involved in project management, feasibility studies, reserve estimation, due diligence studies, valuation studies, social and environmental permitting processes for mine construction and development and related risk management, as well as operational experience in the gold sector. He is the founder of Carpathian Gold Inc., a public mineral exploration company listed on the TSX, and was the President and Chief Executive Officer from January 2003 to January 2014 and a director from January 2003 to August 2014. From 1986 to 2003, Mr. Titaro was the principal owner and President and Chief Executive Officer of A.C.A. Howe International Limited, a geological and mining consulting firm. From 1980 to 1986, Mr. Titaro was employed by Getty Mines Limited, in various supervisory roles as a geologist, working on base and precious metal projects as well as uranium, principally in resource definition stages

Mr. Titaro previously served as the President and is currently a director and member of the audit committee of Avidian Gold Corp. He is also a director of Galane Gold Corp, Chair of the governance and nominating committee, and member of the audit and compensation committee. Mr. Titaro has been a director and officer of

EXHIBIT 99.1
several publicly traded companies in the mining, industrial and health care technology fields. Mr. Titaro holds a Master of Science degree in Geology from the University of Western Ontario. He is also a qualified person as defined by National Instrument 43-101 and is a registered P.Geo in Ontario.

Peter Marrone – Executive Chairman and Director. Peter Marrone founded Yamana in July 2003 and has been instrumental in the Company’s strategic development and operational growth. Mr. Marrone currently serves as Executive Chairman and previously served as Yamana’s Chief Executive Officer from July 2003 until August 2018. Mr. Marrone has more than 30 years of mining, business and capital markets experience, bringing an important range of extensive and diverse financial, legal and business experience to the Company. He has been on the boards of a number of public companies and advised companies with a strong South American and North American presence.

Prior to Yamana, Peter Marrone was the head of investment banking at a major Canadian investment bank and before that, practised law in Toronto with a strong focus on corporate law, securities law and international transactions. Mr. Marrone currently also serves as a Director of Equinox Gold Corp.

Daniel Racine –President and Chief Executive Officer. Mr. Racine joined Yamana in May 2014 and was appointed as President and Chief Executive Officer in August 2018. From August 2012 until March 2014, Mr. Racine was President and Chief Operating Officer of Brigus Gold Corp. (“Brigus”). Prior to joining Brigus, Mr. Racine was Senior Vice President, Mining of Agnico Eagle, where he was responsible for Agnico Eagle’s global mining operations. Mr. Racine joined Agnico Eagle as a junior Mining Engineer in 1987, taking on progressively senior roles throughout his tenure, including LaRonde Mine Manager, Vice-President Operations Manager, and Senior Vice President Operations. Mr. Racine holds a Bachelor of Mining Engineering from Laval University. He is a registered engineer with L’Ordre des Ingenieurs du Québec, a professional engineer with Professional Engineers Ontario and a member of the Ontario Society of Professional Engineers.

Jason LeBlanc – Senior Vice President, Finance, and Chief Financial Officer. Mr. LeBlanc joined the Company in January 2006 and has over 15 years of research-based and financial experience in the mining industry. During his time at Yamana, Mr. LeBlanc has held increasingly senior positions including most recently the position of Vice President, Finance since 2009. He was appointed Chief Financial Officer in February 2017. Mr. LeBlanc has a Master of Finance from the University of Toronto, a Bachelor of Commerce from the University of Windsor and holds a Chartered Financial Analyst designation.

Yohann Bouchard, Senior Vice President, Operations. Mr. Bouchard joined Yamana in October 2014. Mr. Bouchard has a progressive technical and operating experience with a solid background of more than 20 years of mining in underground and open pit operations. Prior to joining Yamana, Mr. Bouchard occupied key operating and technical positions with Primero Mining Corporation, IAMGOLD Corporation, Breakwater Resources Ltd. and Cambior Inc. Mr. Bouchard oversaw precious and base metal operations in both the Americas and in Africa. Mr. Bouchard holds a Bachelor of Mining Engineering degree from École Polytechnique of Montréal. He is registered as a professional engineer with Professional Engineers Ontario.

Richard C. Campbell – Senior Vice President, Human Resources. Mr. Campbell joined Yamana as Senior Vice President, Human Resources in May 2011. Prior to joining Yamana, Mr. Campbell enjoyed progressively senior roles during his 21 years at TD Bank Financial Group (“TD”). During his tenure at TD, Mr. Campbell worked in executive roles in the business as well as Human Resources, encompassing retail, wealth management, and wholesale/corporate banking. From April 1998 to February 2002, Richard completed international secondments in Hong Kong and London, UK with TD Waterhouse. In his role as SVP Human Resources, TD Canada Trust, Richard led a multi-functional team of HR professionals to develop, implement and execute all aspects of HR services supporting a 36,000 employee workforce across Canada. More recently, Richard’s experience as SVP Human Resources with the Ontario Lottery Group has provided him with valuable and practical executive experience in the public service sector. Mr. Campbell holds an Honours Bachelor of Arts in Geography and Economics, and a Master of Arts in Economic Geography from Wilfrid Laurier University.

Gerardo Fernandez – Senior Vice President, Corporate Development. Mr. Fernandez has been with the Company since 2000, having worked in several leadership positions in operations, strategic planning and project development. Most recently, Mr. Fernandez held the positions of Senior Vice President, Operations and Senior Vice President, Projects & Technical Services. Mr. Fernandez holds a Masters of Business Administration (Nevada, USA) and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile

Ross Gallinger – Senior Vice President, Health, Safety and Sustainable Development. Mr. Gallinger joined Yamana as Senior Vice President, Health, Safety and Sustainable Development in May 2015. Prior to joining

EXHIBIT 99.1
Yamana, Mr. Gallinger held the position of Executive Director for Prospectors & Developers Association of Canada from 2011 until 2014. From 2006 until 2011, Mr. Gallinger was Senior Vice President, Health, Safety and Sustainability at IAMGOLD Corporation. Mr. Gallinger has over 25 years of experience in managerial and operational roles in the mining industry in Canada and the Americas with extensive experience in health, safety, environment and community relations portfolios. Mr. Gallinger holds a Bachelor of Science degree in Agriculture from the University of British Columbia, and is a Professional Agrologist.

Henry Marsden – Senior Vice President, Exploration Mr. Marsden joined Yamana in September 2016. Mr. Marsden has over 30 years of exploration experience, including over 20 years as a consulting geologist working with a variety of clients and focusing on field exploration work. He also played a key role in the discovery and advancement of several deposits including Rio Blanco and Pico Machay in Peru, and the Timmins West gold deposit in Timmins, Ontario where he was responsible for the first Mineral Resource estimate which ultimately lead to mine construction. Mr. Marsden holds a Master of Science in Earth Sciences from Carleton University, a Bachelor of Science in Geology from the University of British Columbia, and is a Professional Geoscientist.

Sofia Tsakos – Senior Vice President, General Counsel and Corporate Secretary. Ms. Tsakos joined Yamana as Vice President, Corporate Counsel in December 2007, was appointed Corporate Secretary in November 2009 and Senior Vice President, General Counsel in June 2010. Prior to joining Yamana, Ms. Tsakos was a partner practicing securities law at Cassels Brock & Blackwell LLP. From 2001 to 2006, Ms. Tsakos was an associate at Goodman and Carr LLP. Ms. Tsakos holds an Honours Bachelor of Arts in Economics and Political Science from the University of Toronto, a Master in Business Administration with a focus in Finance from the University of Windsor and a Bachelor of Laws also from the University of Windsor.

Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), as of March 27, 2020, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 4,023,481 common shares, representing approximately 0.42% of the total number of common shares outstanding. Additionally, directors and officers of the Company, as a group, hold deferred share units and restricted share units totalling 6,707,656 units. This represents a total of 10,731,137 common shares, deferred share units and restricted share units of the Company.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as described below, no director or executive officer of the Company is, as at the date hereof, or has been, within the 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including Yamana) that:
(a) was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(b) was subject to a cease trade or similar order, or an order that denied the company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days and was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer,

Mr. Titaro was a director of Carpathian Gold Inc. (“Carpathian”) when, on April 16, 2014, the Ontario Securities Commission (the “OSC”) issued a management cease trade order against the Interim Chief Executive Officer and the Chief Financial Officer of Carpathian in connection with Carpathian’s failure to file its audited annual financial statements (and related management’s discussion and analysis and certifications) for the period ended December 31, 2013. The management cease trade order was lifted on June 19, 2014 following the filing by Carpathian of the required documents. Mr. Titaro did not stand for re-election and was no longer a director on August 12, 2014 but was a director of Carpathian during the period of the management cease trade order. In addition, Mr. Titaro resigned as director of Royal Coal Corp. (“Royal Coal”) on May 9, 2012. On May 17, 2012, Royal Coal announced that it received notice from the TSX Venture Exchange that trading in Royal Coal’s securities was suspended as a result of a cease trade order by the OSC for the failure to file financial statements. This cease trade order remains in effect.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company, is as of the date hereof, or has been within the 10 years before the date hereof, a director or executive officer of any company (including Yamana) that, while that person

EXHIBIT 99.1
was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to the bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:
(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed herein, there are no known existing or potential material conflicts of interest between the Company or a subsidiary of the Company and any directors or officers of the Company or of a subsidiary of the Company, except that certain of the directors and officers serve as directors, officers, promoters and members of management of other public or private companies and therefore it is possible that a conflict may arise between their duties as a director or officer of the Company and their duties as a director, officer, promoter or member of management of such other companies.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

ITEM 10
PROMOTER

No person or company has within the two most recently completed financial years, or is during the current financial year, been a promoter of Yamana or a subsidiary thereof.

ITEM 11
LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Neither the Company nor any of its property is currently, and was not during fiscal 2019, a party to or the subject of any legal proceedings, nor are any such proceedings known to be contemplated, that involve a material claim for damages within the meaning of applicable securities legislation, other than as set forth below.

On August 2, 2016, the Canadian Malartic GP was served with a class action lawsuit with respect to allegations involving the Canadian Malartic mine. The complaint is in respect of "neighbourhood annoyances" arising from dust, noise, vibrations and blasts at the mine. The plaintiffs are seeking damages in an unspecified amount as well as punitive damages in the amount of $20.0 million. The class action was certified in May 2017. In November 2017, a declaratory judgment was issued allowing the Canadian Malartic GP to settle individually with class members for 2017 under its Good Neighbor Guide (the “Guide”). In September 2018, the Superior Court introduced an annual revision of the ending date of the class action period and a mechanism for the partial exclusion of class members, allowing the residents to individually settle for a specific period (usually a calendar year) and to opt-out from the class action for such specific period. Both judgments were confirmed by the Court of Appeal and the class members will thus continue to have the option to benefit from the Guide. In January 2018, a judgment was rendered in favor of the Canadian Malartic GP, resulting in the removal from the class action of the pre-transaction period, spanning from August 2013 to June 16, 2014, during which the Canadian Malartic mine was not operated by the Canadian Malartic GP. The plaintiff did not seek leave to appeal this decision and rather added new allegations in an attempt to recapture the pre-transaction period. On July 19, 2019, the Court refused to add back the pre-transaction period based on these new allegations. An application for leave to appeal was filed by the Plaintiff.

EXHIBIT 99.1
On August 15, 2016, the Canadian Malartic GP received notice of an application for injunction relating to the Canadian Malartic mine, which had been filed under the Environment Quality Act (Quebec). A hearing related to an interlocutory injunction was completed on March 17, 2017 and a decision of the Superior Court of Quebec dismissed the injunction. An application for permanent injunction is currently pending. The Canadian Malartic GP has reviewed the injunction request and filed a motion for the dismissal of the application for injunction.

On June 1, 2017, the Canadian Malartic GP was served with an application for judicial review to obtain the annulment of a governmental decree. The Canadian Malartic GP is an impleaded party in the proceedings. The applicant seeks to obtain the annulment of a decree authorizing the expansion of the Canadian Malartic mine. Following a hearing on the merits in fall 2018, the Superior Court dismissed the judicial review on May 13, 2019. An application for leave to appeal was filed by the Plaintiff on June 20, 2019 and allowed on September 19, 2019.

On October 15, 2019, an agreement in principle was announced by the parties with respect to the class action, the permanent injunction and the judicial review proceedings. A formal settlement agreement was executed on November 11, 2019 and approved by the Court on December 13, 2019. This agreement includes: (i) the reopening of the 2013 to 2018 compensation periods of the Guide for the benefits of the residents who did not individually settle for these periods under the Guide; (ii) the implementation of a new $1.5 to $1.7 million renovation program for the benefit of property owners in the South sector, whether they are class members or not; (iii) the full and final release of the Canadian Malartic GP for the class action period; (iv) the current compensations under the Guide as a threshold for the three upcoming compensation years (2019 to 2021); and (v) the Plaintiff’s withdrawal from the injunction and the judicial review proceedings. The Court also approved other considerations agreed to by the parties before and during the settlement approval hearing held on December 11, 2019, including: (i) the reimbursement by the Canadian Malartic GP of $84,622.92 to the Fonds d’aide aux actions collectives on behalf of the Plaintiff; (ii) the installation of two temporary measuring stations to monitor dust and noise at the Chemin des Merles, located south of the tailings site; and (iii) the addition of a new zone in the Guide to compensate the residents of the Chemin des Merles. As no appeal was filed, the judgement approving the settlement is definitive and the Plaintiff consequently withdrew from the injunction and the judicial review proceedings on January 20, 2020.

Regulatory Actions

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during fiscal 2019, or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company, and the Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during fiscal 2019.

ITEM 12
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere herein, none of the directors, executive officers or persons or companies who beneficially own, or control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transaction within the past three financial years or during the current financial year, that has materially affected or is reasonably expected to materially affect the Company.

ITEM 13
TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for the common shares of the Company is AST Trust Company, at its principal offices in Toronto, Ontario, and the co-transfer agent for the common shares in the United States is American Stock Transfer & Trust Company, LLC, at its principal offices in Brooklyn, New York.

ITEM 14
MATERIAL CONTRACTS

The Company has not entered into any material contracts outside of the ordinary course of business during the most recently completed financial year, and has not entered into any material contract before the most recently completed financial year that is still in effect, other than share and loan purchase agreement dated as of April 15, 2019 (the “Purchase Agreement”) among Yamana, as guarantor and as vendor; Yamana International Holdings Coöperatie U.A., as vendor; Lundin, as buyer guarantor; an affiliate of Lundin as buyer of the Netherlands target

EXHIBIT 99.1
company shares; and an affiliate of Lundin as buyer of certain intercompany loans. See “General Development of the Business – History – Sale of Chapada Mine” for further details. A copy of the Purchase Agreement is available under the Company’s SEDAR profile at www.sedar.com and may be inspected at the head office of the Company at Royal Bank Plaza, North Tower, 200 Bay Street, Suite 2200, Toronto, Ontario, M5J 2J3 during normal business hours.
ITEM 15
AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Company’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Company’s external auditors. The committee is also responsible for reviewing the Company’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations for both annual and interim financial statements and review of related operations prior to their approval by the full board of directors of the Company.

The Audit Committee’s charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the board of directors of the Company. A copy of the charter is attached hereto as Schedule “A”.

During the year ended December 31, 2019, the Audit Committee is comprised of four directors, all of whom were independent directors. As of the date hereof, the current members of the Audit Committee are Richard Graff (Chair), John Begeman, Andrea Bertone and Jane Sadowsky. Andrea Bertone was appointed to the Audit Committee on January 16, 2018. In addition to being independent directors as described above, all members of the Company’s Audit Committee must meet an additional “independence” test under National Instrument 52-110 Audit Committees (“NI 52-110”) in that their directors’ fees are the only compensation they, or their firms, receive from the Company and that they are not affiliated with the Company. Each member of the Audit Committee is financially literate within the meaning of NI 52-110.

The Audit Committee met four times during the most recently completed financial year and all members of the committee were in attendance at all such meetings.

Relevant Educational Experience

Set out below is a description of the education and experience of each of the Company’s four current audit committee members, which is relevant to the performance of his responsibilities as an audit committee member.

Richard Graff – Richard Graff is a retired partner from PricewaterhouseCoopers LLP where he served as the audit leader in the United States for the mining industry. Since his retirement, Mr. Graff has been an advisor to the mining industry and was a member of a Financial Accounting Standards Board task force for establishing accounting and financial reporting guidance in the mining industry. He represents a consortium of international mining companies and has provided recommendations to the International Accounting Standards Board on mining industry issues and to regulators on industry disclosure requirements of securities legislation. He received his undergraduate degree in Economics from Boston College and his post-graduate degree in Accounting from Northeastern University. He serves as chairman of the audit committee and a member of the compensation and corporate governance and nominating committees of Alacer Gold Corp. He also serves chairman of the audit committee and is a member of the health, safety, security and environment committee and the corporate governance and nominating committees of DMC Global Inc.

John Begeman – John Begeman currently sits on the board of directors and serves as chairman of the audit committees and a member of the compensation committees of African Gold Group Inc. and Premier Gold Mines Limited. He has been the Executive Chairman of the board of Premier Gold Mines Limited since 2015. Mr. Begeman previously served as a director of Aberdeen International Inc., the President and Chief Executive Officer of Avion Gold Corporation, as the Chief Operating Officer of Zinifex Canada Inc. and as Vice President, Western Operations of Goldcorp Inc. Prior to his employment at Goldcorp Inc., Mr. Begeman held various and progressive engineering and management positions with Morrison Knudsen Company's mining operations group throughout the Western United States. Mr. Begeman holds a B.S. in Mining Engineering, an M.S. in Engineering Management and an MBA. He has completed the Rotman-ICD Directors Education program, and is a member of the Institute of Corporate Directors and the National Association of Corporate Directors.

Andrea Bertone – Andrea Bertone has nearly 20 years of senior management experience in the energy industry in the Americas and most recently held the position of President of Duke Energy, where she reported

EXHIBIT 99.1
directly to the Chief Executive Officer of the largest utility in the United States. Ms. Bertone completed her JD at the University of São Paulo, Brazil and received her LLM from Chicago-Kent College of Law in 1995. She also completed a finance program for senior executives at Harvard Business School in 2010. Ms. Bertone was appointed to the board of directors of Peabody Energy Corp. and DMC Global Inc. in February 2019.

Jane Sadowsky – Jane Sadowsky retired from Evercore Partners as a Senior Managing Director and Head of the Power & Utility Group in 2011, after more than 22 years as an investment banker. Prior to Evercore Partners, she was a Managing Director and Group Head at Citigroup’s Investment Bank and began her investment banking career at Donaldson, Lufkin & Jenrette. Since retiring, Ms. Sadowsky has served as the Managing Partner for Gardener Advisory LLC, which provides consulting and advisory services predominantly in the electricity power sector to public and private sector clients in the United States and abroad. Ms. Sadowsky presents and teaches at the National Association of Corporate Directors as well as other governance forums. Ms. Sadowsky earned her MBA from the Wharton School and currently sits on the board of directors of Nexa Resources S.A.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditors. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and audit-related services.

External Auditor Service Fees

Audit Fees

The aggregate audit fees billed by the Company’s external auditors for the year ended December 31, 2019 were C$3,391,000 (December 31, 2018 – C$3,062,000). The audit fees relate to the audit of the annual consolidated financial statements of the Company, and certain statutory audits outside of Canada.

Audit-Related Fees

The aggregate audit-related fees billed by the Company’s external auditors for the year ended December 31, 2019 were C$659,000 (December 31, 2018 – C$792,000). This included services related to translations, review engagements, and statutory and regulatory filings.

Tax Fees

The aggregate tax fees billed by the Company’s external auditors for the year ended December 31, 2019 were C$210,000 (December 31, 2018 – C$319,000). This included engagements during the year to perform services associated with the Quebec Energy Rebate Grant and the Research & Development tax credits, both associated with the Canadian Malartic Mine.

All Other Fees

The other fees billed by the Company’s external auditors for the year ended December 31, 2019 were C$181,000 (December 31, 2018 – C$208,000), which related primarily to assurance on the Company’s Conflict-Free Gold Report and assurance on ESTMA report.

ITEM 16
INTERESTS OF EXPERTS

The following are the technical reports prepared in accordance with NI 43-101 from which certain scientific and technical information relating to the Company’s material mineral projects contained in this annual information form has been derived, and in some instances extracted, as well as certain qualified persons involved in preparing such reports, and details of certain technical information relating to the Company’s material mineral projects contained in this annual information form which have been reviewed and approved by qualified persons.

Jacobina Mining Complex – “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated September 30, 2019, prepared by or under the supervision of Reno Pressacco, M.Sc.(A)., P.Geo., Scott C. Ladd, P.Eng., Brenna J.Y. Scholey, P.Eng. and Jeffrey C. Martin, P.Eng. of RPA, all of whom who are qualified persons

EXHIBIT 99.1
pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – Jacobina Mining Complex”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Geology and Mineral Resources and is a “qualified person” for the purpose of NI 43-101.

El Peñón Mine – “Technical Report on the El Peñón Mine, Antofagasta Region, Northern Chile” dated March 2, 2018 prepared by or under the supervision of Holger Krutzelmann, P.Eng., Normand Lecuyer, P.Eng. and Chester M. Moore, P. Eng., of RPA who are qualified persons pursuant to NI 43-101. The technical information set forth under the heading “Description of the Business – Material Producing Mines – El Peñón Mine”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Geology and Mineral Resources and is a “qualified person” for the purpose of NI 43-101.

Canadian Malartic Mine — “Technical Report on the Mineral Resource and Mineral Reserve Estimates for the Canadian Malartic Property” dated August 13, 2014 prepared by or under the supervision of Donald Gervais, P. Geo., Christian Roy, Eng., Alain Thibault, Eng., Carl Pednault, Eng. and Daniel Doucet, Eng. The technical information set forth under the heading “Description of the Business – Material Producing Mines – Canadian Malartic Mine”, other than the technical information under the heading “Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”, has been reviewed and approved by Sébastien Bernier, P. Geo. Mr. Bernier is employed by the Company as its Senior Director, Geology and Mineral Resources and is a “qualified person” for the purpose of NI 43-101.

Each of the technical reports noted above are available under the Company’s SEDAR profile at www.sedar.com, and a summary of each report is contained in this annual information form under “Description of the Business – Mineral Projects – Material Producing Mines”.

The following are the qualified persons responsible for the Mineral Resource and Mineral Reserve estimates for each of the Company’s material mineral projects set out in this annual information form under “Description of the Business – Mineral Projects – Summary of Mineral Reserve and Mineral Resource Estimates”.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Sylvie Lampron, Eng., Canadian Malartic Corporation	Pascal Lehouiller, P.Geo, Canadian Malartic Corporation
El Peñón	Sergio Castro, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Dominic Chartier, P.Geo, Yamana Gold Inc.
Jacobina	Esteban Chacon, Registered Member of the Chilean Mining Commission, Yamana Gold Inc.	Renan Garcia Lopes, MAusIMM CP(Geo), Yamana Gold Inc.

The aforementioned firms or persons held either less than one percent or no securities of the Company or of any associate or affiliate of the Company when they prepared the reports or the Mineral Reserve estimates or the Mineral Resource estimates referred to, or following the preparation of such reports or data, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of such reports or data.

None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently, or are expected to be elected, appointed or employed as, a director, officer or employee of the Company or of any associate or affiliate of the Company other than Dominic Chartier, Esteban Chacon, Sergio Castro and Renan Garcia Lopes, who are employed by Yamana, and Sylvie Lampron, Pascal Lehouiller, Donald Gervais, Christian Roy and Carl Pednault, who are employed by the Canadian Malartic GP.

Deloitte LLP is the auditor of Yamana and is independent with respect to Yamana within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Ontario.

EXHIBIT 99.1

ITEM 17
ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, as applicable, will be contained in the Company’s management information circular to be filed in connection with its annual shareholders’ meeting for 2020. Additional financial information is provided in the Company’s financial statements and managements’ discussion and analysis for the fiscal year ended December 31, 2019. Additional financial information relating to the Company may also be found under the Company’s SEDAR profile at www.sedar.com.

EXHIBIT 99.1

SCHEDULE “A”
CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

Dated as of February 12, 2020
1.Purpose

The Audit Committee is a committee of the Board of Directors (the “Board”) of Yamana Gold Inc. (the “Company”). The purpose of the Audit Committee is to:

a.assist the Board in its oversight responsibilities with respect to: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the external auditors’ qualifications and independence; and (iv) the performance of the Company’s internal and external audit functions;
b.serve as an independent and objective party to monitor the Company’s financial reporting processes and internal control systems;
c.review and appraise the audit activities of the Company’s external auditors; and
d.prepare Audit Committee report(s) as required by applicable regulators.

The Audit Committee shall have the authority to delegate to one or more of its members, responsibility for developing recommendations for consideration by the Audit Committee with respect to any of the matters referred to in this Charter.

2. Composition and Meetings

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an “independent director” in accordance with applicable legal requirements, including the requirements of National Instrument 52-110 Audit Committees (“NI 52-110”) and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time, subject to any waivers or exceptions granted by such stock exchange.

All members shall, to the satisfaction of the Board, be "financially literate", and at least one member shall have accounting or related financial management expertise to qualify as a "financial expert" in accordance with applicable legal requirements, including the requirements of NI 52-110 and the rules adopted by the United States Securities and Exchange Commission (the ‘SEC”), as revised, updated or replaced from time to time.

The members of the Audit Committee and its chair shall be elected by the Board at the annual organizational meeting of the Board, and shall serve until: the next annual meeting of shareholders; they resign; their successors are duly appointed; or such member is removed from the Audit Committee by the Board. If the Board fails to designate one member as the chair of the Audit Committee (the “Chair”), the members of the Audit Committee shall appoint the Chair from among its members.

The Audit Committee shall meet as frequently as the Audit Committee considers necessary, but not less than once each quarter, to review the financial results of the Company. The Audit Committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of special or independent counsel, accountants or other experts or advisors, as it deems necessary or appropriate, without seeking approval of the Board or management.

The Audit Committee shall have the authority to meet with the Executive Chairman or the Chief Executive Officer as delegate of the Executive Chairman and the Chief Financial Officer, along with internal auditors and the external auditor, and have such other direct and independent interaction with such persons from time to time as the members of the Audit Committee deem appropriate. The Audit Committee may request the Executive Chairman or the CEO as delegate of the Executive Chairman to have such officers or employees of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee.

The external auditors will have direct access and report directly to the Audit Committee at their own initiative.

EXHIBIT 99.1
Quorum for the transaction of business at any meeting of the Audit Committee shall be a majority of the number of members of the Audit Committee or such greater number as the Audit Committee shall by resolution determine.

Meetings of the Audit Committee shall be held from time to time as the Audit Committee or the Chair shall determine upon notice to each of its members in compliance with the Company’s by-laws. The notice period may be waived by a quorum of the Audit Committee.

3. Responsibilities and Powers

Responsibilities and powers of the Audit Committee include:

General

1.review and assess the adequacy of this Charter at least annually and, where necessary or desirable, recommend changes to the Board provided that this Charter may be amended and restated from time to time without the approval of the Board to ensure that the composition of the Audit Committee and the responsibilities and powers of the Audit Committee comply with applicable laws and stock exchanges;

2.evaluate the functioning and effectiveness of the Audit Committee and its members on an annual basis;

Documents/Reports Review

3.prior to the recommendation to the Board for approval of release of the annual and quarterly financial statements, review and discuss with management and the independent public accountants, upon completion of their audit or review, the financial results for the year or quarter and the results of the audit or review, including (i) the Company's annual or quarterly financial statements and related footnotes; (ii) management’s discussion and analysis of the financial condition and results of operations; (iii) annual and quarterly earnings press releases; (iv) the results of the audit or review, including the nature and amount of unrecorded adjustments resulting from the audit or review; (v) review with the independent public accountants and management the Company's policies and procedures relative to the adequacy of internal accounting and financial reporting controls (including any significant deficiencies and significant changes in internal control over financial reporting), including controls over quarterly and annual financial reporting, computerized information systems and security (vi) the independent public accountants’ management recommendations; (vii) any significant transactions which occurred during the year or quarter; (viii) any significant adjustments; critical accounting policies and practices (ix) management judgments and accounting estimates; (x) new accounting policies; (xi) all alternative treatments of financial information within generally accepted accounting principles, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the independent public accountants; and (xii) any disagreements between management and the independent public accountants;

4.ensure that adequate procedures are in place for the review of the issuer's disclosure of financial information extracted or derived from the issuer's financial statements and periodically assess the adequacy of such procedures;

5.review the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company;

6.at least annually, (i) inquire of management and the independent public accountant about the significant business, political, regulatory and internal control issues or exposures to financial risk; (ii) oversee and monitor management’s documentation of the significant financial risks that the Company faces and update as events change and risks shift and (iii) assess the steps that management has taken to control identified financial and internal control risks to the Company;

Responsibilities of the Audit Committee Chair

7.the fundamental responsibility of the Audit Committee Chair is to be responsible for the management and effective performance of the Audit Committee and provide leadership to the Audit Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Audit Committee Chair’s responsibilities shall include:

EXHIBIT 99.1
a.working with the Executive Chairman or the Chief Executive Officer as delegate of the Executive Chairman and the Corporate Secretary to establish the frequency of Audit Committee meetings and the agendas for meetings;
b.providing leadership to the Audit Committee and presiding over Audit Committee meetings;

c.facilitating the flow of information to and from the Audit Committee and fostering an environment in which Audit Committee members may ask questions and express their viewpoints;

d.reporting to the Board with respect to the significant activities of the Audit Committee and any recommendations of the Audit Committee; and

e.leading the Audit Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and taking such other steps as are reasonably required to ensure that the Audit Committee carries out its mandate;

External Auditors

8.recommend external auditors nominations to the Board to be put before the shareholders for appointment and, as necessary, the removal of any external auditor in office from time to time;

9.approve the fees and other compensation to be paid to the external auditors and the funding for payment of the external auditors’ compensation and any advisors retained by the Audit Committee;

10.pre-approve all audit services, internal control related services and any permissible non-audit engagements of the external auditors, in accordance with applicable legislation;

11.meet with external auditors and financial management of the Company to review the scope of the proposed audit of the current year, and the audit procedures to be used;

12.meet quarterly with external auditors “in camera” to discuss reasonableness of the financial reporting processes, systems of internal control, significant comments and recommendations, and management performance;

13.advise the external auditors of their ultimate accountability to the Board and the Audit Committee;

14.oversee the work of the external auditors engaged for the purpose of preparing an audit report or performing other audit, review and attest services for the issuer;

15.evaluate the qualifications, performance and independence of the external auditors which are to report directly to the Audit Committee, including: (i) reviewing and evaluating the lead partner on the external auditors' engagement with the Company, (ii) considering whether the auditors' quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditors' independence, (iii) determine the rotation of the lead audit partner and the audit firm, and (iv) take into account the opinions of management and the internal audit function in assessing the external auditors’ qualifications, independence and performance;

16.present the Audit Committee’s conclusions with respect to its evaluation of external auditors to the Board and take such additional action to satisfy itself of the qualifications, performance and independence of external auditors and make further recommendations to the Board as it considers necessary;

17.obtain and review a report from the external auditors at least annually regarding: (i) the external auditors' internal quality-control procedures; (ii) material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm; (iii) any steps taken to deal with any such issues; and (iv) all relationships between the external auditors and the Company;

18.discuss with the external auditors any relationships that might affect the external auditors’ objectivity and independence;

19.recommend to the Board any action required to ensure the independence of the external auditors;

EXHIBIT 99.1
20.review and approve policies for the Company's hiring of employees or former employees of the present and former external auditors;

Internal Audit

21.receive reports from the Company's Chief Financial Officer on the scope and material results of its internal SOX audit activities;

22.establish procedures for: (i) the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and (ii) the confidential, anonymous submission of concerns regarding questionable accounting, internal control and auditing matters;

23.the Audit Committee will ensure that the internal audit function is adequately funded and resourced;

Financial Reporting Process

24.periodically discuss the integrity, completeness and accuracy of the Company’s internal controls and the financial statements with the external auditors in the absence of the Company's management;

25.in consultation with the external auditors, review the integrity of the Company's financial internal and external reporting processes;

26.consider the external auditors' assessment of the appropriateness of the Company's auditing standards and accounting principles as applied in its financial reporting;

27.review and discuss with management and the external auditors at least annually and approve, if appropriate, any material changes to the Company's internal auditing and accounting principles and practices suggested by the external auditors or management;

28.review disclosures made by the Executive Chairman or the CEO as delegate of the Executive Chairman and CFO during their certification process for the annual and interim filings with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company's internal controls;

29.establish regular and separate systems of reporting to the Audit Committee by management and the external auditors of any significant decision made in management's preparation of the financial statements, including the reporting of the view of management and the external auditors as to the appropriateness of such decisions;

30.discuss during the annual audit, and review separately with each of management and the external auditors, any significant matters arising from the course of any audit, including any restrictions on the scope of work or access to required information; whether raised by management or the external auditors;

31.resolve any disagreements between management and the external auditors regarding financial reporting;

32.review with the external auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Audit Committee, have been implemented at an appropriate time subsequent to the implementation of such changes or improvements;

33.retain and determine the compensation of any independent counsel, accountants or other advisors to assist in its oversight responsibilities (the Audit Committee shall not be required to obtain the approval of the Board for such purposes);

34.discuss any management or internal control letters or proposals to be issued by the external auditors of the Company;

EXHIBIT 99.1
Legal Compliance

35.review with the Company's legal counsel any legal matter that the Audit Committee understands could have a significant impact on the Company's financial statements;

36.conduct or authorize investigations into matters within the Audit Committee's scope of responsibilities;

37.perform any other activities, in accordance with the Charter, the Company's by-laws and governing laws, that the Audit Committee or the Board deems necessary or appropriate;

Reporting and Powers

38.record minutes of its meetings and report periodically to the Board on all matters and recommendations made by the Audit Committee and at such other times as the Board may consider appropriate; and

39.exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Audit Committee by the Board.

4. Limitation of Responsibility

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with applicable accounting principles and standards. This is the responsibility of management (with respect to whom the Audit Committee performs an oversight function) and the external auditors.